1933 Act Registration No. 333-148578

1940 Act Registration No. 811-08289

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933  ☒

Pre-Effective Amendment No.  2           ☒

Post-Effective Amendment No.              ☐

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940  ☒

Amendment No:  21

THRIVENT VARIABLE LIFE ACCOUNT I

(Exact name of Registrant)

THRIVENT FINANCIAL FOR LUTHERANS

(Name of Depositor)

625 FOURTH AVENUE SOUTH

MINNEAPOLIS, MN 55415

(Address of Principal Executive Offices)

Depositor’s Telephone Number, including Area Code: 920-628-4045

Heather J. Thenell

Senior Counsel

THRIVENT FINANCIAL FOR LUTHERANS

4321 North Ballard Road

Appleton, WI 54919

(Name and Address of Agent for Service)

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

As soon as practicable after the effective date of this registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Title of Securities Being Registered: Units of interest in the Thrivent Variable Life Account I under variable life insurance contracts.

Thrivent Financial for Lutherans®
Let's thrive.™

Thrivent Financial
Variable Universal Life Insurance II

Prospectuses
April 30, 2008
Thrivent Variable Life Account I
Thrivent Series Fund, Inc.

Thrivent.com

THRIVENT VARIABLE LIFE ACCOUNT I

PROSPECTUS

FOR

THRIVENT FINANCIAL VARIABLE UNIVERSAL LIFE II

ISSUED BY THRIVENT FINANCIAL FOR LUTHERANS

Service Center:	Corporate Office:
4321 North Ballard Road	625 Fourth Avenue South
Appleton, WI 54919-0001	Minneapolis, MN 55415
Telephone: (800) 847-4836	Telephone: (800) 847-4836
E-mail: mail@thrivent.com	E-mail: mail@thrivent.com

This prospectus describes the Thrivent Financial Variable Universal Life II Contract offered by Thrivent Financial for Lutherans to persons who are eligible for Thrivent Financial membership. The Contract is a flexible premium individual variable adjustable life insurance contract and is a long-term investment designed to provide significant life insurance benefits. This prospectus provides basic information that you should know before purchasing the Contract. You should consider the Contract in conjunction with other insurance you own. Replacing your existing life insurance policy with this Contract may not be to your advantage. It also may not be to your advantage to finance the purchase or maintenance of this Contract through a loan or through withdrawals from another insurance policy.

We allocate premiums based on your designation to one or more Subaccounts of Thrivent Variable Life Account I (the “Variable Account”) or the Fixed Accounts. The assets of each Subaccount will be invested solely in a corresponding Portfolio of Thrivent Series Fund, Inc. (“Fund”), which is an open-end management investment company (commonly known as a “mutual fund”). We provide the overall investment management for each Portfolio of the Fund, although some of the Portfolios are managed by an investment subadviser. The accompanying prospectus for the Fund describes the investment objectives and attendant risks of the following Portfolios of the Fund:

Thrivent Aggressive Allocation Portfolio

Thrivent Moderately Aggressive Allocation Portfolio

Thrivent Moderate Allocation Portfolio

Thrivent Moderately Conservative Allocation Portfolio

Thrivent Technology Portfolio

Thrivent Partner Healthcare Portfolio

(subadvised by Sectoral Asset Management, Inc.)

Thrivent Partner Natural Resources Portfolio

(subadvised by BlackRock Investment Management, LLC)

Thrivent Partner Emerging Markets Portfolio

(subadvised by Aberdeen Asset Management Investment Services Limited)

Thrivent Real Estate Securities Portfolio

Thrivent Partner Utilities Portfolio

(subadvised by BlackRock Investment Management, LLC)

Thrivent Partner Small Cap Growth Portfolio

(subadvised by Turner Investment Partners, Inc.)

Thrivent Partner Small Cap Value Portfolio

(subadvised by T. Rowe Price Associates, Inc.)

Thrivent Small Cap Stock Portfolio

Thrivent Small Cap Index Portfolio

Thrivent Mid Cap Growth Portfolio II

Thrivent Mid Cap Growth Portfolio

Thrivent Partner Mid Cap Value Portfolio

(subadvised by Goldman Sachs Asset Management, L.P.)

Thrivent Mid Cap Stock Portfolio

Thrivent Mid Cap Index Portfolio

Thrivent Partner Worldwide Allocation Portfolio

(subadvised by Aberdeen Asset Management Investment Services Limited, Goldman Sachs Asset Management, L.P., Mercator Asset Management, LP, Principal Global Investors, LLC, and Victory Capital Management Inc.)

Thrivent Partner International Stock Portfolio

(subadvised by Mercator Asset Management, LP and Principal Global Investors, LLC)

Thrivent Partner Socially Responsible Stock Portfolio

(subadvised by Calvert Asset Management Company, Inc. and Atlanta Capital Management Company, L.L.C.)

Thrivent Partner All Cap Growth Portfolio

(subadvised by Calamos Advisors LLC)

Thrivent Partner All Cap Value Portfolio

(subadvised by OppenheimerFunds, Inc.)

Thrivent Partner All Cap Portfolio

(subadvised by Pyramis Global Advisors, LLC)

Thrivent Large Cap Growth Portfolio II

Thrivent Large Cap Growth Portfolio

Thrivent Partner Growth Stock Portfolio

(subadvised by T. Rowe Price Associates, Inc.)

Thrivent Large Cap Value Portfolio

Thrivent Large Cap Stock Portfolio

Thrivent Large Cap Index Portfolio

Thrivent Equity Income Plus Portfolio

Thrivent Balanced Portfolio

Thrivent High Yield Portfolio

Thrivent Diversified Income Plus Portfolio

Thrivent Partner Socially Responsible Bond Portfolio

(subadvised by Calvert Asset Management Company, Inc.)

Thrivent Income Portfolio

Thrivent Bond Index Portfolio

Thrivent Limited Maturity Bond Portfolio

Thrivent Mortgage Securities Portfolio

Thrivent Money Market Portfolio

An investment in the Contract is not a deposit of a bank or financial institution and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. An investment in the Contract involves investment risk including the possible loss of principal, tax risks, and Contract lapse.

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus sets forth concisely the information about the Contract that a prospective investor ought to know before investing, and should be read and kept for future reference. We have not authorized anyone to provide you with information that is different. The prospectus is valid only when accompanied or preceded by the current prospectus of the Thrivent Series Fund, Inc.

The date of this prospectus is April 30, 2008.

CONTRACT BENEFITS/RISKS SUMMARY

This summary describes the Contract’s important benefits and risks. The sections in the prospectus following this summary discuss the Contract’s benefits and other provisions in more detail. For your convenience, we have provided Definitions at the end of this prospectus that define certain words and phrases used in this prospectus.

The Contract is a flexible premium variable adjustable life insurance contract. The Contract is built around its Accumulated Value. Accumulated Value changes every business day based upon the investment experience of the Portfolios underlying the Subaccounts or the amount of interest credited to the Fixed Accounts. Premiums increase Accumulated Value. Charges and cash you withdraw from the Contract decrease Accumulated Value. Your choice of the timing and amount of premiums you pay, investment options, and your use of partial surrender and loan privileges will influence the Contract’s performance. The choices you make will directly impact how long the Contract remains in effect, its tax status and the amount of cash available for use.

Contract Benefits

Death Benefit

At the time of purchase, you must select between two Death Benefit Options: the Level Death Benefit and the Variable Death Benefit.

Option 1 (Level Death Benefit Option). Under this option, the Death Benefit is the Face Amount or, if greater, the Accumulated Value multiplied by the death benefit factor. The death benefit factor depends on the Insured’s Attained Age. The Death Benefit for this option generally remains level.

Option 2 (Variable Death Benefit Option). Under this option, the Death Benefit is the Face Amount plus Accumulated Value, or, if greater, the Accumulated Value multiplied by the death benefit factor. The death benefit factor depends on the Insured’s Attained Age. The Death Benefit for this option will vary over time.

Death Proceeds

We pay Death Proceeds to the Beneficiary upon receipt at our Service Center of due proof of death of the Insured. The Death Proceeds will equal the Death Benefit and any insurance on the life of the Insured provided by Additional Benefits less any Debt and the lesser of (1) unpaid monthly deductions or (2) any unpaid No-Lapse Guarantee Premium. We will also deduct any amount paid by us after the date of death and before we were notified of the death.

No-Lapse Guarantee

Two No-Lapse Guarantees are generally available at issue: a 10-year and an extended No-Lapse Guarantee. The No-Lapse Guarantee ensures that your Contract will remain in effect, even if the Cash Surrender Value is insufficient to pay the current monthly deductions, if the No-Lapse Guarantee requirements are met. The 10-year No-Lapse Guarantee is in effect for ten Contract Years provided that you make timely payment of the required minimum premium amounts. The extended No-Lapse Guarantee is available for Contracts issued before age 65 and is in effect until the Contract Anniversary after the Insured reaches age 75. The extended No-Lapse Guarantee provides longer protection than the 10-Year guarantee provided you make timely payment of the required minimum premium amount. The extended No-Lapse Guarantee is optional and must be elected at the time of Application.

Access to Accumulated Value

Transfers. You may transfer Accumulated Value among the Subaccounts and the Fixed Account. You will not be charged for the first 12 transfers in a Contract Year. We will charge up to $25 for each additional transfer during a Contract Year. The minimum amount that may be transferred from a Subaccount or the Fixed Account is $50, or if less, the total value in the Subaccount or the Fixed Account. There is no minimum amount that can be received by a Subaccount or Fixed Account. Transfers into the DCA Fixed Account are not permitted.

Automatic Asset Rebalancing Program. The Automatic Asset Rebalancing program transfers your Contract’s

CONTRACT BENEFITS/RISKS SUMMARY

Accumulated Value among Subaccounts (this excludes the Fixed Accounts) on a regular basis according to your instructions.

Dollar Cost Averaging Program. Dollar Cost Averaging allows you to make regular transfers of predetermined amounts from either your Money Market Subaccount or the DCA Fixed Account to any or all of the other Subaccounts. The Dollar Cost Averaging amount from the Money Market Subaccount must be at least $50. You may select the Money Market Subaccount as the source account at any time and for any length of time. You may select the DCA Fixed Account as the source account for Dollar Cost Averaging at any time for any 12 month period. A minimum premium of $1000 is required to establish the DCA Fixed Account.

Loans. You may borrow the Accumulated Value of your Contract less any applicable Decrease Charge and Debt. The maximum annual interest rate charged on Debt is 5.5%. For amounts that are transferred as collateral to the Loan Account we pay an annual rate of 4%. For additional information see Loans in this prospectus and in your Contract. Loans may have tax consequences. See Federal Tax Matters.

Single Partial Surrenders. You may withdraw part of your Accumulated Value by giving us Notice. During each Contract Year, we deduct up to a $25 charge from the Accumulated Value for each partial surrender after the first one. This charge does not apply to Automatic Partial Surrenders (see below) or partial surrenders made after the Insured’s Attained Age 121. Decrease Charges may apply if the partial surrender results in a decrease in Face Amount. Partial surrenders may have tax consequences.

Automatic Partial Surrenders. At any time after the end of the first Contract Year and while the Insured is alive, you may elect to have monthly automatic partial surrenders paid to you electronically.

Surrenders. At any time while the Contract is in force and the Insured is living, you may surrender this Contract by giving us Notice. A surrender may result in a Decrease Charge depending how long your Contract has been in force. Surrenders may have tax consequences.

Premiums

Flexibility of Premiums. After you pay the initial premium, you may pay subsequent premiums at any time and in any amount, subject to some restrictions. While there are no scheduled premium due dates, you may schedule planned periodic premiums and then you will receive billing statements for the amount you select. You can elect to receive billing statements quarterly, semi-annually or annually. You also may elect to make pre-authorized automatic premiums using our electronic payments program. In most cases, you may make changes in the frequency and payment amounts at any time by giving adequate Notice to our Service Center.

Electronic Payment Program. Under this program, you may make premium payments (or loan repayments) to your Contract on a regularly scheduled basis by having money automatically withdrawn from your checking or savings account, or other acceptable payment source, rather than being billed. To set up the electronic payment program, you may complete the applicable section on the Application or, after the time of Application, by giving us Notice.

Free Look Provision.

You have the right to examine and cancel your Contract by mailing or delivering notice of cancellation along with your Contract to our Service Center or to your Thrivent Financial representative no later than 10 days after you receive it. (Some states allow a longer period of time during which a Contract may be canceled. Review the cover page of your Contract for the specific length of the Free Look Period applicable to your Contract.) The period to examine and cancel begins when you receive your Contract. If you return your Contract and give written notice of cancellation during this period,

CONTRACT BENEFITS/RISKS SUMMARY

we will mail a refund to you within seven days after we receive your Contract and written notice of cancellation. In most states, this refund will equal the sum of the Accumulated Value on the date the Contract is returned to us plus the premium expense charge that was charged upon issue and any monthly deduction that was made. In other states, the refund equals the premium paid.

Ownership Rights

While the Insured is living and the Contract is in force, you, as the Owner of the Contract, may exercise all of the rights and options described in the Contract, subject to the terms of any assignment of the Contract. These rights include, but are not limited to, selecting and changing the Beneficiary, changing the Face Amount of the Contract, and assigning the Contract.

Variable Account

The Variable Account is an investment account separate from the General Account sometimes known as a separate account. You may direct the money in your Contract to any of the Subaccounts of the Variable Account.

Each Subaccount invests in one of the corresponding Portfolios listed on the first page of this prospectus. Amounts in the Variable Account will vary according to the investment performance of the Portfolios in which the Subaccounts invest.

Fixed Account

You may place money in the Fixed Account where it earns interest at the effective annual interest rate of at least 3.55% for the first 10 Contract Years and then at the effective annual rate of at least 3.2% thereafter. We may declare higher rates of interest, but are not obligated to do so. The Fixed Account is part of our General Account.

DCA Fixed Account

If you elect this option we transfer amounts from the DCA Fixed Account to Subaccounts according to your allocation instructions for a period of 12 months from the time the DCA Fixed Account is established. The amount in the DCA Fixed Account is credited with an interest rate that is determined when the payment is allocated to the DCA Fixed Account. The interest rate will be effective for 12 months. If the DCA Fixed Account is established in the first 10 Contract Years the effective annual interest rate is at least 3.55%. If the DCA Fixed Account is established after the first 10 Contract Years, the effective annual interest rate is at least 3.2%.

Loan Account

The Loan Account is the amount securing any loan you make. Amounts transferred to the Loan Account are invested with our General Account assets and kept separate from the other amounts in your Contract. The excess of amounts charged to the loan over amounts credited to the amount held as collateral for the loan is transferred to the Loan Account.

Accumulated Value

Accumulated Value is the sum of your amounts in the Subaccounts, the DCA Fixed Account, the Fixed Account and the Loan Account. Accumulated Value varies from day to day, depending on the investment performance of the Subaccounts you select, interest we credit, charges we deduct, and any other transactions (e.g., transfers, partial surrenders, and loans).

Settlement Options

There are several ways of receiving proceeds under the Death Benefit and surrender provisions of the Contract, other than in a lump sum. Proceeds distributed according to a settlement option do not vary with the investment experience of the Variable Account. The minimum amount you may apply to a settlement option is $2,000.

Additional Benefits

We offer several Additional Benefits under the Contract. There is a charge associated with most of these

CONTRACT BENEFITS/RISKS SUMMARY

insurance benefits. Your Thrivent Financial representative can help you determine whether any of these benefits are suitable for you.

Contract Risks

Investment Risk

The Contract is not suitable as a short-term investment vehicle. If you invest your Accumulated Value in one or more Subaccounts, then you will be subject to the risk that investment performance of the Subaccounts will be unfavorable and that the Accumulated Value will decrease. The assets in each Subaccount are invested in a corresponding Portfolio of the Fund. A comprehensive discussion of the risks of each Portfolio may be found in the Fund’s prospectus. You could lose everything you invest and your Contract could lapse without value, unless you pay additional premium. If you allocate premiums to the Fixed Accounts, then we credit your Accumulated Value in the Fixed Accounts with a declared rate of interest. You assume the risk that the rate may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 3.55% for the first 10 Contract Years and then at least 3.2%.

Risk of Lapse

If your monthly deductions exceed your Cash Surrender Value, then unless your Contract has an active No-Lapse Guarantee in effect your Contract will enter a 61-day grace period. We will notify you that your Contract will lapse (that is, terminate without value) if you do not send us payment for the amount stated in the notice by a specified date. Your Contract generally will not lapse:

♦	if you make timely payment of the minimum premium amount required to keep a No-Lapse Guarantee in effect; or

♦

if you make a payment sufficient to cover the next two monthly deductions plus any additional amount necessary to bring your Cash Surrender Value to a positive balance before the end of the grace period. Subject to certain conditions, you may reinstate a lapsed Contract.

Tax Risks

We anticipate that the Contract should be deemed a life insurance contract under federal tax law. However, there is limited guidance under the federal tax law and some uncertainty about the application of the federal tax law to the Contract, particularly as it relates to Contracts on Insureds in the substandard risk class. Assuming that the Contract qualifies as a life insurance contract for federal income tax purposes, you should not be deemed to be in constructive receipt of Accumulated Value until there is a distribution from the Contract. In addition, assuming the Contract continues to qualify as a life insurance contract beyond age 100, you should not be deemed to be in constructive receipt upon attainment of age 100. Moreover, Death Proceeds payable under the Contract generally would be excludable from the gross income of the Beneficiary. As a result, the Beneficiary generally should not have to pay U.S. federal income tax on the Death Proceeds. However, Death Proceeds may be subject to state and federal estate and/or inheritance tax.

Depending on the total amount of premiums you pay, the Contract may be treated as a modified endowment contract (MEC) under federal tax laws. If a contract is treated as a MEC, then surrenders, partial surrenders, and loans under the Contract will be taxable as ordinary income to the extent there are earnings in the Contract. In addition, a 10% penalty tax may be imposed on surrenders, partial surrenders, and loans taken before you reach age 59 1 /2. If the Contract is not a MEC, distributions generally will be treated first as a return of your investment in the Contract and then as taxable income. Moreover, loans generally will not be treated as distributions. Finally, neither distributions nor loans from a Contract that is not a MEC are subject to the 10% penalty tax.

You should consult a qualified tax advisor for assistance in all Contract-related tax matters.

CONTRACT BENEFITS/RISKS SUMMARY

Surrender and Partial Surrender Risks

You should purchase the Contract only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Contract if you intend to surrender all or part of the Accumulated Value in the near future. We designed the Contract to meet long-term financial goals.

A Decrease Charge will be assessed if the Contract is surrendered in the first 10 Contract Years after the Date of Issue and for 10 years after each increase in Face Amount. If a partial surrender results in a decrease in Face Amount, a Decrease Charge applies to Face Amount decreases during the first 10 Contract Years after the Date of Issue and for 10 years after each increase in Face Amount. If you select a level Death Benefit Option, a partial surrender will generally reduce the Face Amount of the Contract. Depending on the amount of premium paid, or any decrease in Face Amount, there may be little or no Cash Surrender Value available to you at the time you surrender your Contract. Decrease Charges also reduce your Cash Surrender Value and therefore, in the early Contract Years, your Cash Surrender Value may be less than the premiums paid.

Even if you do not ask to surrender your Contract, Decrease Charges may play a role in determining whether your Contract will lapse (terminate without value). This is because Decrease Charges affect the Cash Surrender Value, a measure we use to determine whether your Contract will enter a grace period (and possibly lapse). See Risk of Lapse in this section.

A partial surrender will reduce Accumulated Value, Death Benefit and the amount of premiums considered paid to meet the No-Lapse Guarantee Premium requirement.

A surrender or partial surrender may have tax consequences.

Loan Risks

A Contract loan, whether or not repaid, will affect the Accumulated Value over time because we transfer the amount of the Debt from the Subaccounts and/or Fixed Accounts as collateral. This loan collateral does not participate in the investment performance of the Subaccounts.

We reduce the amount we pay on the Insured’s death by the amount of any outstanding Debt. Your Contract may lapse (terminate without value) if your Debt reduces the Cash Surrender Value to less than zero.

Debt will reduce your Cash Surrender Value, Death Proceeds and the amount of premiums considered to meet the No-Lapse Guarantee Premium requirement. If you surrender the Contract or allow it to lapse while a Contract loan is outstanding, the amount of Debt, to the extent it has not previously been taxed, will be considered part of the amount you receive and taxed accordingly.

Portfolio Risks

A comprehensive discussion of the risks of each Portfolio in which the Subaccounts invest may be found in the Fund’s prospectus. Please refer to the prospectus for the Fund for more information. There is no assurance that any Portfolio will achieve its stated investment objective.

FEE TABLES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The amounts shown are the maximum amount charged unless otherwise noted. If the amount of a charge varies depending on the Insured’s individual characteristics (such as age, sex or risk class), the tables below show the minimum and maximum charges we assess under the Contract across the range of all possible individual characteristics, as well as the charges for a specified typical Insured. These charges may not be representative of the charges you will actually pay under the Contract.

Your Contract’s declaration page will indicate the specific charges applicable to your Contract, and more detailed information concerning your charges is available on request from our Service Center at (800)847-4836.

The first table describes the fees and expenses that you will pay at the time you buy the Contract, surrender the Contract, or transfer cash value among the Subaccounts and the Fixed Accounts.

Transaction Fees

Charge	When Deducted	Amount Deducted

Premium Expense Charge	Upon receipt of each premium paid	5% of each premium payment[1]

Premium Tax Charge	Not applicable[2]	Not applicable[2]

Decrease Charge[3] under the base Contract or following an increase in Face Amount:	Upon surrender, lapse or any decrease in the Face Amount
Maximum		$51.00 per $1,000 of decrease in Face Amount
Minimum		$3.37 per $1,000 of decrease in Face Amount

Charge for a male Insured, Issue Age 40, in the standard nontobacco risk class with a Face Amount Increase of $250,000, in the first Contract Year		$23.43 per $1,000 of decrease in Face Amount

1 If the Face Amount is more than $250,000, 4% of each premium payment.

2 We are not currently subject to premium taxes. However, we reserve the right to impose a charge for these taxes in the future if we have to pay them. If imposed, the premium tax charge would be between 0% and 5% of premium payments.

3 The Decrease Charge applies to decrease in Face Amount during the first 10 Contract Years and during the first 10 years following an increase in Face Amount. The Decrease Charge remains level for the first five years of the Contract (or during the first five years following an increase in Face Amount), and then decreases each Contract Year to zero after year 10 (and to zero after the 10th year following an increase in Face Amount). Decrease Charges depend on the Insured’s Issue Age, sex (in most states), amount of decrease in Face Amount, risk class and duration of the Contract. See Charges and Deductions.

FEE TABLES

Transaction Fees, cont.

Charge	When Deducted	Maximum Amount Deducted

Partial Surrender Charge	Upon each partial surrender[4]	$25 per withdrawal

Transfer Charge	Upon each transfer[5]	$25 per transfer

Accelerated Death Benefit	On exercise of benefit[6]	$150

Illustration of Hypothetical Values	Upon each request[7]	$25 per illustration

4 The charge applies upon each partial surrender in excess of one per Contract Year.

5 The charge applies to each transfer in excess of the first twelve transfers made in a Contract Year.

6 The charge may vary by state and may be lower in some states.

7 The charge applies upon each request in excess of one in a Contract Year. There is no charge for illustrations provided prior to Contract purchase.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Fund fees and expenses.

Periodic Charges Other Than Fund Operating Expenses

Charge	When Deducted	Amount Deducted (Annualized)

Cost of Insurance[8]	On Date of Issue and monthly thereafter
Maximum		$999.96 per $1,000 of amount at risk[9]
Minimum		$0.18 per $1,000 of amount at risk[9]

Charge for a male Insured, Issue Age 40, in the standard non-tobacco risk class with a Face Amount of $250,000, in the first Contract Year		$1.52 per $1,000 of amount at risk[9]

8 Cost of insurance charges depend on the Insured’s Issue Age, sex (in most states), amount at risk, Face Amount, risk class and duration of the Contract.

9 For more information on the calculation of this charge see Charges and Deductions.

FEE TABLES

Periodic Charges Other Than Fund Operating Expenses, cont.

Charge	When Deducted	Maximum Amount Deducted (Annualized)

Asset Charge

A charge based on Accumulated Value	On Date of Issue and monthly thereafter	0.55% of the Accumulated Value[10]

Mortality and Expense Risk Charge A banded charge based on Subaccount Accumulated Value	On Date of Issue and monthly thereafter	0.45% of the Subaccount Accumulated Value[11]

Per Unit Charge[11]	On Date of Issue and monthly after issue, and monthly after Face Amount increase	$6.00 per $1,000 of Face Amount

Charge for a male Insured, Issue Age 40, in the standard non-tobacco risk class with a Face Amount of $250,000, in the first Contract Year		$0.74 per $1,000 of Face Amount

Basic Monthly Charge	On Date of Issue and monthly thereafter	$108[12]

Debt Interest	Accrues daily	5.5% on Debt[13]

Preferred Debt Interest	Accrues daily	5% on Preferred Debt[13]

10 The amount applies during the first ten Contract Years. After the 10th Contract Year, the maximum annual rate drops to 0.20% of the Accumulated Value.

11 The charge applies for the first 120 months after issue and the first 120 months after an increase in Face Amount. See Charges and Deductions.

12 Charge shown is for adults (18 + years). For juvenile (0-17 years) Contracts, the charge is $90.

13 Reflects gross interest rate before crediting of interest. The interest accrues daily and is not deducted from the Accumulated Value. The net accrued interest is added to the Debt. See Loans.

FEE TABLES

Periodic Charges Other Than Fund Operating Expenses, cont.

Charge	When Deducted	Amount Deducted (Annualized)

Additional Benefit Charges:[15]
Accidental Death Benefit	On the rider Date of Issue and monthly thereafter[16]
Maximum		$2.88 per $1,000 of rider coverage amount
Minimum		$0.36 per $1,000 of rider coverage amount

Charge for a male Insured, Issue Age 40, in the standard risk class in the first Contract Year		$0.60 per $1,000 of rider coverage amount
Term Life Insurance Benefit	On the rider Date of Issue and monthly thereafter[17]
Maximum		$999.96 per $1,000 of rider coverage amount
Minimum		$0.43 per $1,000 of rider coverage amount

Charge for a male Insured, Issue Age 40, in the standard nontobacco risk class with a Face Amount/rider coverage amount of $250,000, in the first Contract Year		$1.44 per $1,000 of rider coverage amount

15 Charges for Additional Benefits apply when a rider is included with your Contract and has not been terminated. Charges for Additional Benefits may vary based on Attained Age or Issue Age, sex, risk class, Face Amount, amount at risk, or rider coverage amount. Charges based on age may increase as the Insured ages. Before you purchase a Contract, we will provide you a free personalized illustrations of your future benefits under the Contract.

16 This charge applies until the Insured’s Attained Age 70.

17 This charge applies until the end of the term period.

FEE TABLES

Periodic Charges Other Than Fund Operating Expenses, cont.

Charge	When Deducted	Amount Deducted (Annualized)
Applicant Waiver of Selected Amount Benefit Charge	On the rider Date of Issue and monthly thereafter
Maximum		195% of the selected monthly premium amount[18]
Minimum		5% of the selected monthly premium amount[18]

Charge for an Insured, Issue Age 0 and applicant age 30, in the standard risk class, in the first Contract Year.		6% of the selected monthly premium amount[18]
Child Term Life Insurance Benefit	On the rider Date of Issue and monthly thereafter	$6.00 per $1,000 of rider coverage amount[19]
Annual Increase Benefit		No charge for this benefit[20]
Disability Waiver of Monthly Deduction Benefit	On the rider Date of Issue and monthly thereafter
Maximum		195.5% of all monthly deductions[21]
Minimum		4.8% of all monthly deductions[21]

Charge for a male Insured, Issue Age 40, in the standard risk class		7.7% of all monthly deductions[21]

18 Any amount selected by the Contract Owner at issue between a pre-defined range. The minimum amount is the 10-Year No-Lapse Guarantee Premium amount and the maximum amount is the guideline level premium as described under the Internal Revenue Code. The charge applies until the Insured’s Attained Age 21 or the later of the applicant’s age 65 or end of a benefit period.

19 The charge applies until Insured’s Attained Age 80.

20 This benefit will result in annual increases in Face Amount, which will result in increases in your overall cost of insurance deductions.

21 The charge applies until Insured’s Attained Age 65. Monthly deductions include cost of insurance charge, benefit rider charges, basic monthly charge, per unit charge, asset charge, and mortality and expense risk charge.

FEE TABLES

Periodic Charges Other Than Fund Operating Expenses, cont.

Charge	When Deducted	Amount Deducted (Annualized)
Disability Waiver of Selected Amount Benefit	On the rider Date of Issue and monthly thereafter
Maximum		98% of the selected monthly premium amount[22]
Minimum		1.9% of the selected monthly premium amount[22]

Charge for a male Insured, Issue Age 40, in the standard risk class		3.7% of the selected monthly premium amount[22]
Guaranteed Increase Option Benefit	On the rider Date of Issue and monthly thereafter
Maximum		$2.52 per $1,000 of rider coverage amount[23]
Minimum		$0.36 per $1,000 of rider coverage amount[23]

Charge for an Insured, Issue Age 0		$0.36 per $1,000 of rider coverage amount[23]
Spouse Term Life Insurance Benefit	On the rider Date of Issue and monthly thereafter
Maximum		$999.96 per $1,000 of rider coverage amount[24]
Minimum		$0.43 per $1,000 of rider coverage amount[24]

Charge for a female Insured, Issue Age 35, in the standard nontobacco risk class with a Face Amount/rider coverage amount of $250,000, in the first Contract Year		$0.90 per $1,000 of rider coverage amount[24]

22 The charge applies until Insured’s Attained Age 65. Any amount selected by the Contract Owner at issue between a pre-defined range. The minimum amount is the 10-Year No-Lapse Guarantee Premium amount and the maximum amount is the guideline level premium as described under the Internal Revenue Code.

23 The charge applies until the first rider anniversary on or after Insured’s age 43.

24 The charge applies until the earlier of the Insured’s or spouse’s death or divorce, or the end of the term period.

FEE TABLES

The next table shows the minimum and maximum Total Annual Portfolio Operating Expenses charged by the Portfolios that you pay indirectly during the time you own the Contract. This table shows the range (minimum and maximum) of fees and expenses (including management fees and other expenses) charged by the Portfolios, expressed as an annual percentage of average daily net assets. The amounts shown reflect expenses before any applicable expense reimbursement or fee waiver.

	Maximum	Minimum
Total Annual Fund Operating Expenses[25]
(expenses that are deducted from Fund assets, including management fees, and other expenses):	1.80%	0.36%

25 Thrivent Financial has agreed to reimburse certain expenses associated with the Portfolios. After taking these contractual and voluntary arrangements into account, the range (minimum and maximum) of total operating expenses charged by the Portfolios would have been 0.35% to 1.50%. The reimbursements may be discontinued at any time. The amounts are based on the arithmetic average of expenses paid in the year ended December 31, 2007 for all of the available Portfolios, adjusted to reflect anticipated changes in fees and expenses. With respect to new portfolios, amounts are based on estimates for the current fiscal year.

Each Subaccount of the Variable Account purchases shares of the corresponding Fund Portfolio at net asset value. The net asset value reflects the investment advisory fees and other expenses that are deducted from the assets of the portfolio. The advisory fees and other expenses are not fixed or specified under the terms of the Contract, and they may vary from year to year. More detail concerning the fees and expenses of the Portfolios is contained in the prospectus for the Fund.

If a Portfolio is structured as a “fund of funds,” total gross annual portfolio expenses also include the fees associated with the funds in which it invests. Because of this a portfolio that is structured as a “fund of funds” may have higher fees and expenses than a portfolio that invests directly in debt and equity securities. For a list of the “fund of funds” portfolios available through the Contract, see the chart of portfolios available in the prospectus for the Fund.

THRIVENT FINANCIAL FOR LUTHERANS AND THE GENERAL ACCOUNT

Thrivent Financial for Lutherans (Thrivent Financial)

We are a not-for-profit, non-stock, membership organization operating under the laws of the State of Wisconsin. We are licensed to do business as a fraternal benefit society in all states. Thrivent Financial is the largest fraternal benefit society in the United States. The organization provides insurance coverage, financial products and services, and fraternal benefits to help enhance the lives of our members. We operate under the Articles of Incorporation and Bylaws of Thrivent Financial for Lutherans. Membership is open to Lutherans and their families, individuals employed by or associated with Lutheran organizations, and individuals who are co-owners of closely held businesses owned primarily by Lutherans and subject to our membership eligibility rules. Our members are joined together for insurance, education and volunteer opportunities. Our corporate office is 625 Fourth Avenue South, Minneapolis, Minnesota, 55415. Our Service Center is located at 4321 North Ballard Road, Appleton, Wisconsin, 54919-0001.

General Account

The General Account consists of all assets owned by Thrivent Financial other than those segregated in any Variable Account. Subject to applicable law, we have sole discretion over the investment of the General Account assets. You do not share directly in the investment returns of those assets. The Fixed Accounts are part of our General Account. Each quarter, we will declare an effective annual interest rate for the Fixed Accounts. We guarantee that the effective annual interest rate will never be less than 3.55% for the first 10 Contract Years and then at least 3.2% thereafter. We may credit interest at a rate in excess of these guarantees.

The Fixed Accounts have not been registered under the Securities Act of 1933 (1933 Act), and the Fixed Accounts have not been registered as an investment company under the Investment Company Act of 1940 (1940 Act). Accordingly, neither the Fixed Accounts nor any interests therein are generally subject to the provisions of the 1933 or 1940 Acts. Disclosures regarding the Fixed Accounts, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements in prospectuses.

Fixed Account

The Fixed Account is an investment option that provides a declared rate of interest. Unlike the Subaccounts of the Variable Account, the performance of the Fixed Account does not rely on the performance of the financial markets. We credit interest daily on amounts in the Fixed Account. Interest accrues on amounts allocated or transferred to the Fixed Account from the date of allocation or transfer.

DCA Fixed Account

The DCA Fixed Account is an account for which you direct an amount to be transferred from the DCA Fixed Account to one or more Subaccounts on a monthly basis for 12 months. Like the Fixed Account above, we credit interest daily on amounts in the DCA Fixed Account. The interest rate credited to this account is determined on the date the amount is allocated to the DCA Fixed Account. The interest rate will be effective for 12 months and will never be less than the applicable guaranteed rate, described above for the Fixed Accounts.

Loan Account

When you obtain a loan, Accumulated Value equal to the amount of the loan is taken from the Subaccounts and moved to a Loan Account. Amounts transferred to the Loan Account are invested with our General Account assets and kept separate from other amounts in your Contract. The Loan Account is equal to the amount transferred from any Subaccount, and/or Fixed Accounts to secure the loan plus the difference between any interest credited and interest charged.

THRIVENT FINANCIAL FOR LUTHERANS AND THE GENERAL ACCOUNT

Maintenance of Solvency

This provision applies only to values in the General Account.

If our reserves for any class of Contracts, other than those portions of any Contract that provide variable benefits based on the experience of a separate account, become impaired, you may be required to make an extra payment. Our Board of Directors will determine the amount of any extra payment based on each member’s fair share of the deficiency. You may make the extra payment by an equivalent reduction in benefits or a payment in cash. If you do not make the extra payment within 60 days from the date we notify you of your share of the deficiency, the amount will be charged as a loan against the Contract with an annual interest rate of 5%.

THE VARIABLE ACCOUNT AND THE PORTFOLIOS

Variable Account

Thrivent Variable Life Account I is a segregated asset account established by the Board of Directors of Thrivent Financial (then, Aid Association for Lutherans) on May 8, 1997 pursuant to the laws of the State of Wisconsin. The account meets the definition of “separate account” under the federal securities laws. The Variable Account is a unit investment trust, which is a type of investment company. It is registered with the Securities and Exchange Commission (SEC) under the 1940 Act. Such registration does not involve supervision by the SEC of the management or investment policies or practices of the Variable Account.

The Variable Account is divided into Subaccounts. Net Premiums flow through the Contract to either the Variable Account or the Fixed Accounts according to your instructions. From the Variable Account, the Net Premium flows to the Subaccounts in the amounts or percentages you allocate. In turn, the Subaccounts invest in shares of one of the corresponding Portfolios of the Fund at net asset value. We describe these Portfolios and their investment objectives below. Net Premiums are allocated to a Subaccount, and the resulting Accumulated Value will increase or decrease based on the investment experience of that Subaccount’s corresponding Portfolio and fees and charges under the Contract. We make no assurance that the Portfolios will meet their investment objectives. You bear all the investment risk for premiums allocated to the Subaccounts.

We own the assets of the Variable Account and keep them legally segregated from the assets of the General Account. The assets of the Variable Account shall, at the time during the year that adjustments in the reserves are made, have a value at least equal to the reserves and other Contract liabilities with respect to the Variable Account and, at all other times, shall have a value approximately equal to or in excess of such reserves and liabilities. The Variable Account will be fully funded at all times for the purposes of the federal securities laws. The assets of the Variable Account shall not be chargeable with liabilities arising out of any other business we may conduct, except to the extent that the assets of the Variable Account exceed the reserves and other contract liabilities of the Variable Account arising under the contracts supported by the Variable Account. We are obligated to pay all amounts promised to you under the Contract.

Where permitted by applicable law and business need, we reserve the right to make certain changes to the structure and operation of the Variable Account, including, among others, the right to:

THE VARIABLE ACCOUNT AND THE PORTFOLIOS

♦	Remove, combine, or add Subaccounts and make the new Subaccounts available to you at our discretion;

♦

Substitute shares of another Portfolio, which may have differences such as (among other things) different fees and expenses, objectives, and risks, for shares of an existing Portfolio in which your Subaccount invests at our discretion;

♦	Substitute or close Subaccounts to allocations of premiums or Accumulated Value, or both, and to existing investments or the investment of future premiums, or both, at any time in our discretion;

♦	Transfer assets supporting the Contract from one Subaccount to another or from the Variable Account to another Variable Account;

♦	Combine the Variable Account with other variable accounts, and/or create new Variable Accounts;

♦	Deregister the Variable Account under the 1940 Act, or operate the Variable Account as a management investment company under the 1940 Act, or as any other form permitted by law; and

♦	Modify the provisions of the Contract to reflect changes to the Subaccounts and the Variable Account and to comply with applicable law.

The Portfolios, which sell their shares to the Subaccounts, also may terminate these arrangements and discontinue offering their shares to the Subaccounts. We will not make any changes without receiving any necessary approval of the Contract Owners, SEC and applicable state insurance departments. We will notify you of any changes.

Income, gains and losses, whether or not realized, from the assets in each Subaccount are credited to or charged against that Subaccount without regard to any of our other income, gains or losses. The value of the assets in the Variable Account is determined at the end of each Valuation Date.

If investment in the Fund or in any particular Portfolio is no longer possible, in our judgment becomes inappropriate for the purposes of the Contract, or for any other reason in our sole discretion, we may substitute a different investment option for any of the current Portfolios. The substituted investment option may have different fees and expenses. However, before any such substitution, the approval of the Securities and Exchange Commission and applicable state insurance departments would be needed. You will be notified of any substitutions. Subaccounts may be opened, closed or substituted with regard to any of the following as of any specified date: 1) existing Accumulated Value; 2) future payments; and 3) existing and/or future Owners. The Fund sells its shares to the Subaccounts pursuant to a participation agreement and may terminate the agreement and discontinue offering its shares to the Subaccounts.

In addition, we reserve the right to make other structural and operational changes affecting the Variable Account.

We do not guarantee any money you place in the Subaccounts. The value of each Subaccount will increase or decrease, depending on the investment performance of the corresponding Portfolio and fees and charges under the Contract. You could lose some or all of your money.

The Fund

You may allocate Net Premiums to one or more of the Subaccounts. There are currently forty-one Subaccounts. However, you are only permitted to participate in a maximum of forty Subaccounts plus the Fixed Accounts at any one time. If a transfer or new premium allocation is requested to a different Subaccount than those already selected, the new total must not exceed forty, and if it would, the request will be treated as not in Good Order. In order to make the requested transfer, transfers out of at least as many active Subaccounts must be effected so that the total active Subaccounts

THE VARIABLE ACCOUNT AND THE PORTFOLIOS

would not exceed forty. Each Subaccount of the Variable Account invests in shares of a corresponding Portfolio of the Fund. The Fund is a Minnesota corporation registered with the SEC under the 1940 Act as an open-end investment company commonly known as a mutual fund. This registration does not involve supervision by the SEC of the management or investment practices or policies of the Fund.

Each Portfolio’s assets are held separate from the assets of other Portfolios, and each Portfolio has investment objectives and policies that differ from those of other Portfolios. Thus, each Portfolio operates as a separate investment fund, and the income or losses of one Portfolio generally have no effect on the investment performance of any other Portfolio.

THE VARIABLE ACCOUNT AND THE PORTFOLIOS

The following table summarizes each Portfolio’s investment objective. There is no assurance that any Portfolio will achieve its stated objective. For example, during extended periods of low interest rates, the yields of a money market Subaccount may become extremely low and possibly negative.

Portfolio	Investment Objective
Thrivent Aggressive Allocation Portfolio	To seek long-term capital growth by implementing an asset allocation strategy.

Thrivent Moderately Aggressive Allocation Portfolio	To seek long-term capital growth by implementing an asset allocation strategy.

Thrivent Moderate Allocation Portfolio	To seek long-term capital growth while providing reasonable stability of principal by implementing an asset allocation strategy.

Thrivent Moderately Conservative Allocation Portfolio	To seek long-term capital growth while providing reasonable stability of principal by implementing an asset allocation strategy.

Thrivent Technology Portfolio	To seek long-term capital appreciation by investing primarily in a diversified portfolio of common stocks and securities convertible into common stocks.

Thrivent Partner Healthcare Portfolio	To seek long-term capital growth.

Thrivent Partner Natural Resources Portfolio	To seek long-term capital growth.

Thrivent Partner Emerging Markets Portfolio	To seek long-term capital growth.

Thrivent Real Estate Securities Portfolio	To seek to provide long-term capital appreciation and high current income by investing primarily in the equity securities of companies in the real estate industry.

Thrivent Partner Utilities Portfolio	To seek capital appreciation and current income.

Thrivent Partner Small Cap Growth Portfolio	To achieve long-term capital growth by investing primarily in a diversified portfolio of common stocks of U.S. small capitalization companies.

Thrivent Partner Small Cap Value Portfolio	To seek long-term growth of capital by investing primarily in a professionally managed diversified portfolio of smaller capitalization common stocks and securities convertible into small company common stocks.

Thrivent Small Cap Stock Portfolio	To seek long-term capital growth by investing primarily in small company common stocks and securities convertible into small company common stock.

Thrivent Small Cap Index Portfolio	To strive for capital growth that tracks approximates the performance of the S&P SmallCap 600 Index* by investing primarily in common stocks of the Index.

THE VARIABLE ACCOUNT AND THE PORTFOLIOS

Portfolio	Investment Objective
Thrivent Mid Cap Growth Portfolio II	To achieve long-term growth of capital by investing primarily in a diversified portfolio of common stocks of companies with medium market capitalizations.

Thrivent Mid Cap Growth Portfolio	To achieve long-term growth of capital by investing primarily in a professionally managed diversified portfolio of common stocks of companies with medium market capitalizations.

Thrivent Partner Mid Cap Value Portfolio	To achieve long-term growth of capital.

Thrivent Mid Cap Stock Portfolio	To seek long-term capital growth by investing primarily in common stocks and securities convertible into common stocks of mid-sized companies.

Thrivent Mid Cap Index Portfolio	To seek total returns that track the performance of the S&P MidCap 400 Index* by investing primarily in common stocks comprising the Index.

Thrivent Partner Worldwide Allocation Portfolio	To seek long-term capital growth.

Thrivent Partner International Stock Portfolio	To strive for long-term capital growth by investing primarily in a professional managed diversified portfolio of common stocks of established, non-U.S. companies.

Thrivent Partner Socially Responsible Stock Portfolio	To seek long-term capital growth.

Thrivent Partner All Cap Growth Portfolio	To seek long-term capital growth.

Thrivent Partner All Cap Value Portfolio	To seek long-term capital growth.

Thrivent Partner All Cap Portfolio	To seek long-term growth of capital.

Thrivent Large Cap Growth Portfolio II	To achieve long-term growth of capital and future income by investing primarily in a diversified portfolio of common stocks of companies that appear to offer better than average long-term growth potential.

Thrivent Large Cap Growth Portfolio	To achieve long-term growth of capital through investment primarily in common stocks of established corporations that appear to offer attractive prospects of a high total return from dividends and capital appreciation.

Thrivent Partner Growth Stock Portfolio	To achieve long-term growth of capital and, secondarily, increase dividend income by investing primarily in a diversified portfolio of common stocks of well established growth companies.

Thrivent Large Cap Value Portfolio	To achieve long-term growth of capital.

THE VARIABLE ACCOUNT AND THE PORTFOLIOS

Portfolio	Investment Objective
Thrivent Large Cap Stock Portfolio	To seek long-term capital growth by investing primarily in a diversified portfolio of common stocks and securities convertible into common stocks.

Thrivent Large Cap Index Portfolio	To seek total returns that track the performance of the S&P 500* Index by investing primarily in common stocks of the Index.

Thrivent Equity Income Plus Portfolio	To seek income plus long-term capital growth.

Thrivent Balanced Portfolio	To seek long-term total return through a balance between income and the potential for long-term capital growth by investing primarily in a diversified portfolio of common stocks, bonds and money market instruments.

Thrivent High Yield Portfolio	To achieve a higher level of income through investment in a diversified portfolio of high yield securities (“junk bonds”) which involve greater risks than higher quality investments, while also considering growth of capital as a secondary objective.

Thrivent Diversified Income Plus Portfolio	To seek to maximize income while maintaining prospects for capital appreciation by investing primarily in a diversified portfolio of income-producing securities.

Thrivent Partner Socially Responsible Bond Portfolio	To seek to maximize income.

Thrivent Income Portfolio	To achieve a high level of income over the longer term while providing reasonable safety of capital through investment primarily in readily marketable intermediate and long-term fixed income securities.

Thrivent Bond Index Portfolio	To strive for investment results similar to the total return of the Lehman Brothers Aggregate Bond Index by investing primarily in bonds and other debt securities included in the Index.

Thrivent Limited Maturity Bond Portfolio	To seek a high level of current income consistent with stability of principal.

Thrivent Mortgage Securities Portfolio	To seek a combination of current income and long-term capital appreciation by investing primarily in a diversified portfolio of debt securities backed by pools of residential and/or commercial mortgages.

Thrivent Money Market Portfolio	To achieve the maximum current income that is consistent with stability of capital and maintenance of liquidity through investment in high-quality, short-term debt obligations.

* “Standard & Poor’s,” “S&P”, “Standard & Poor’s 500”, “500,” “Standard & Poor’s SmallCap 600 Index,” “S&P SmallCap 600 Index,” “Standard & Poor’s MidCap 400 Index” and “S&P MidCap 400 Index” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. The product is not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of investing in the product. (Please see the Statement of Additional Information of the Fund, which sets forth certain additional disclaimers and limitations of liabilities on behalf of S&P.)

THE VARIABLE ACCOUNT AND THE PORTFOLIOS

Each Portfolio has its own investment objective, investment program, policies and restrictions. Although the investment objectives and policies of certain Portfolios may be similar to the investment objectives and policies of other Portfolios that we manage or sponsor or that an affiliate of ours may manage or sponsor, we do not represent or assure you that the investment results will be comparable to any other Portfolio, even where the investment adviser or manager is the same. Differences in portfolio size, actual investments held, fund expenses, and other factors all contribute to differences in Portfolio performance. For all of these reasons, you should expect investment results to differ. In particular, certain Portfolios available only through the Contract may have names similar to portfolios not available through the Contract. The performance of a Portfolio not available through the Contract does not indicate performance of the similarly named Portfolio available through the Contract.

Before selecting any Subaccount, you should carefully read the accompanying prospectus for the Fund attached to this prospectus and found in the back of this book. You should periodically consider your allocation among Subaccounts in light of current market conditions and your investment goals, risk tolerance and financial circumstances. The Fund prospectus provides more complete information about the Portfolios of the Fund in which the Subaccounts invest, including investment objectives and policies, risks, charges, and expenses.

Thrivent Financial is investment adviser to the Fund. Thrivent Financial is registered as an investment adviser under the Investment Advisers Act of 1940. Pursuant to the investment advisory agreement, Thrivent Financial is responsible for determining which securities to purchase and sell, arranges the purchases and sales and helps formulate the investment program for the Portfolios. Thrivent Financial implements the investment program for the Portfolios consistent with each Portfolio’s investment objectives, policies and restrictions.

Shares of the Fund are sold to other Portfolios of the Fund, to other insurance company separate accounts of ours and of our wholly owned subsidiary, Thrivent Life Insurance Company (“Thrivent Life”), and to retirement plans that we sponsor. The Fund may, in the future, create new Portfolios. It is conceivable that in the future it may be disadvantageous for both variable annuity separate accounts and variable life insurance separate accounts and for Thrivent Life and us to invest simultaneously in the Fund, although we do not foresee any such disadvantages to either variable annuity or variable life insurance contract owners. The Fund’s management intends to monitor events in order to identify any material conflicts between such Contract Owners and to determine what action, if any, should be taken in response. Material conflicts could result from, for example:

♦	Changes in state insurance laws;

♦	Changes in federal income tax law;

♦	Changes in the investment management of the Fund; or

♦	Differences in voting instructions between those given by the Contract Owners from the different separate accounts.

If we believe the responses of the Fund to any of those events or conflicts insufficiently protects Contract Owners, we may take appropriate action on our own. Such action could include the sale of Fund shares by one or more of the separate accounts, which could have adverse consequences.

Investment Management

We act as investment adviser for the Portfolios of the Fund, and we are a registered investment adviser under the Investment Advisers Act of 1940. The Fund and

THE VARIABLE ACCOUNT AND THE PORTFOLIOS

Thrivent Financial have engaged the following investment subadvisers:

♦	Aberdeen Asset Management Investment Services Limited

♦	Atlanta Capital Management Company, L.L.C.

♦	BlackRock Investment Management, LLC

♦	Calamos Advisors LLC

♦	Calvert Asset Management Company, Inc.

♦	Goldman Sachs Asset Management, L.P.

♦	Mercator Asset Management, LP

♦	OppenheimerFunds, Inc.

♦	Principal Global Investors, LLC

♦	Pyramis Global Advisors, LLC

♦	Sectoral Asset Management, Inc.

♦	T. Rowe Price Associates, Inc.

♦	Turner Investment Partners, Inc.

♦	Victory Capital Management Inc.

The Fund and Thrivent Financial pay each of the above subadvisers an annual fee for its subadvisory services. Subadvisory fees are described fully in the Statement of Additional Information for the Fund.

Voting Privileges

All of the assets held in the Subaccounts are invested in shares of the corresponding Portfolios. We are the legal owner of those shares and have the right to vote on any matters voted on at shareholder meetings. To the extent required by law, we will vote at shareholder meetings in accordance with instructions received from Contract Owners. The Contract Owner will have instruction rights with respect to Portfolio shares attributable to the Contract to the extent required by law. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change as to permit us to vote the Portfolio shares in our own right, we may do so.

Any Portfolio shares for which we do not receive timely voting instructions, or which are not attributable to Contract Owners will be represented at the meeting and voted by us in proportion to the instructions received.

THE CONTRACT

We issue Contracts to applicants who are age 16 or older who become benefit members of Thrivent Financial. We also issue Contracts when the proposed Insured is younger than age 16, but is otherwise eligible for benefit membership. The benefit member is approved by Thrivent and will be named in the Application.

While the Insured is alive, the Owner of the Contract may exercise every right and enjoy every benefit provided in the Contract.

If the Insured and Owner of the Contract is younger than age 16 (juvenile), an adult must apply on behalf of the Insured/Owner in this case and retain control over the Contract. The adult is referred to as the applicant controller in the Contract. The applicant controller exercises certain rights of ownership on behalf of the juvenile. These rights are described in the Contract. The applicant controller may transfer control to another eligible person, but cannot transfer ownership of the Contract.

After the juvenile Insured/Owner attains age 16, control will transfer to the Insured/Owner on the earlier of:

♦	the Contract Anniversary after the Insured’s 21st birthday;

♦	the date on which the applicant controller transfers control to the Insured/Owner by giving us Notice; or

♦	the date of death of the applicant controller.

THE CONTRACT

If the person who has control of the Contract dies before the juvenile Insured attains age 16, control will be vested in an eligible person according to our bylaws. If we determine that it is best for the Insured, we may transfer control of the Contract to some other eligible person according to our bylaws.

Applying for a Contract

We sell the Contract through our Thrivent Financial representatives who also are registered representatives of Thrivent Investment Management Inc. To apply for a Contract please contact your Thrivent Financial representative. You can locate your Thrivent Financial representative by calling (800) 847-4836 or visiting our Web page at www.thrivent.com.

Purchasing a Contract

In order to purchase a Contract, you must submit a completed Application and an initial premium to us at our Service Center through any Thrivent Financial representative. We will begin processing your request to purchase a Contract when we receive the Application in Good Order.

In general, we may issue Contracts on Insureds up to age 80 to persons who are eligible for membership in Thrivent Financial. Membership is open to Lutherans and their families and to non-Lutherans who are employed by or are associated with Lutheran organizations. The minimum Face Amount will vary depending upon your age. For ages 17 and under, the minimum issue amount is $25,000. For ages 18 to 80, the minimum amount is $100,000 (minimum ages and issue amounts may vary when issued to an Insured in a substandard risk class and in certain states). We require proof of insurability, which may include a medical examination. We offer people who do not use tobacco products the most favorable rates. If increased mortality risks are involved, there may be a higher cost of insurance charged. We reserve the right to change our underwriting requirements.

Replacement of Existing Insurance

It may not be in your best interest to surrender, lapse, change, or borrow from existing life insurance policies or annuity contracts to purchase this Contract. You should compare your existing insurance and this Contract carefully. You should replace your existing insurance only when you determine that this Contract is better for you. For example, does this Contract have additional features that meet your financial objectives more completely?

You should consider all of the following before exchanging existing insurance for this Contract.

♦

You may have to pay a decrease or surrender charge on your existing insurance, and this Contract imposes a new Decrease Charge period. Decrease Charges have an impact on the available Cash Surrender Value.

♦	Value transferred from your existing insurance may be applied to expenses including commissions for this Contract.

♦	You generally pay higher premiums at older ages. In addition, if your health has declined, you may pay higher premiums.

♦	A new contract also has a new two year contestability period in which an insurance company may dispute a death claim based on a material misstatement in the Application.

You should speak with your financial professional or tax advisor to determine whether the exchange of an existing insurance policy for this Contract will be a tax-free exchange. If you surrender your existing insurance policy for cash and then purchase this Contract, you may have to pay a tax, including possibly a penalty tax, on the surrender.

If the premium is coming from the issuer of your existing insurance policy, the issuance of this Contract may be delayed.

THE CONTRACT

When Insurance Coverage Takes Effect

No insurance will take effect unless and until all of the following conditions are present and satisfied during the lives of all persons to be insured: (a) the Contract has been issued and delivered to you; (b) the first full premium has been paid; and (c) the health of all persons to be insured remains as stated in the Application. We begin to deduct monthly deductions from your Accumulated Value on the Contract Date. Monthly deductions apply as of the Date of Issue.

Free Look Provision

Your Contract provides for an initial Free Look Period. You, as the Owner, have the right to examine and cancel your Contract within 10 days after you receive it. (Some states allow a longer period of time during which a Contract may be cancelled.) To cancel your Contract you may either:

♦	deliver or mail your Contract along with Notice to your Thrivent Financial representative, or

♦	deliver or mail your Contract along with Notice to cancel to the Service Center.

Notice given by mail and return of the Contract by mail are effective on being postmarked, properly addressed and postage prepaid.

Within seven days after we receive your request for cancellation, we will cancel the Contract and send you a refund.

In most states, we will refund to you an amount equal to the Contract’s Accumulated Value plus premium expense charge and any monthly deduction made. To determine the amount to refund, we will use the Accumulation Unit Value as of the date the returned Contract or notification of cancellation is received by us. This amount may be different than the premium you paid depending upon the investment experience of the Subaccount(s) you selected. In other states, the amount we refund under the free look provision is the sum of premiums you paid. We may postpone payment of the refund under certain conditions.

Incontestability Provision

We will not contest the validity of your Contract after it has been in force during the Insured’s lifetime for two years from the Date of Issue except for any provisions granting benefits in the event of total disability.

Misstatement of Age or Sex Provision

If the insured’s age or sex has been misstated, amounts provided by the contract will be adjusted using one of the following methods:

1.	If misstatement is discovered upon the Insured’s death, the Face Amount will be changed to be the amount that would have been provided by the most recent cost of insurance deduction using the correct age and sex. The Death Proceeds on the date of change will not be less than the Cash Surrender Value prior to the change.
2.	If misstatement is discovered while the Insured is living, the Accumulated Value will be change to be the amount that would have been provided if the correct age and sex had been used to calculate values beginning on the Date of Issue. However, if this would result in termination of the contract, the Accumulated Value will not change and the face amount will be changed as in (1) above. All future contract charges will be based on the correct age and sex.

These methods will be revised as necessary for the Contract to continue to qualify as life insurance under federal tax law.

Suicide Exclusion Provision

If the Insured dies by suicide within two years after the Date of Issue, the Death Proceeds of this Contract are limited to premiums paid less the sum of: (1) any Debt; and (2) any partial surrenders. If the Insured dies by

THE CONTRACT

suicide within two years after the effective date of an increase in Face Amount the Death Proceeds with respect to the increase are limited to the cost of insurance and per unit charge for the increase.

Ownership Rights

The Contract belongs to the Owner named in the Application. While the Insured is living, the Owner may exercise all of the rights and options described in the Contract. The Insured is the Owner unless the Application specifies another person as the Owner, or the Owner is changed after issue. If the Owner is not the Insured and dies before the Insured, ownership of the Contract will pass to the Owner’s estate, unless a successor Owner has been designated. To the extent permitted by law, Contract benefits are not subject to any legal process for the payment of any claim against the payee, and no right or benefit will be subject to claims of creditors (except as may be provided by assignment).

The Contract Owner may name one or more Beneficiaries to receive Death Proceeds. The Contract Owner will classify each Beneficiary as primary or contingent. Upon the Insured’s death, we will pay the Death Proceeds to the Beneficiaries as follows:

1.	Proceeds will be paid the primary Beneficiaries who are then alive.
2.	If no primary Beneficiaries are living, proceeds will be paid to the surviving contingent Beneficiaries.
3.	If no Beneficiary survives, proceeds will be paid to the Contract Owner or, if the Insured is the Contract Owner, to the Insured’s estate.

Other designations or successions of beneficiaries may be arranged with us. Any beneficiary who dies simultaneously with the Insured or within 15 days after the Insured dies and before Death Proceeds have been paid will be deemed to have died before the Insured.

The Contract Owner may change the Beneficiary by giving Notice while the Insured is living. Notice must be received by the Service Center and approved before it will be effective. The effective date of the change will be the date the Owner signs the Notice or, if the Notice is not dated, the date it is received at our Service Center. We are not liable for any payment made or action taken by us before we receive Notice.

Modifying the Contract

No representative of Thrivent Financial except the president or the secretary may change any provisions of the Contract.

Death and Surrender

Your Contract will terminate if the Contract lapses, the Insured dies or if you surrender the Contract.

State Variations

Any state variations in the Contract are covered in a special policy form for use in that state. If you would like to review a specimen copy of the Contract and Additional Benefits, contact our Service Center. Contracts may not be available in all states.

PREMIUMS

Initial Premium

You may allocate your premium to any Subaccount of the Variable Account and/or the Fixed Accounts. If your Application is in Good Order and we approve your Application, we will allocate your initial premium to your selected Subaccounts, DCA Fixed Account and/or

PREMIUMS

Fixed Account as of the Contract Date. See Net Premiums & Premium Allocation. If we determine the Application and corresponding materials are not in Good Order, we will contact you. When we contact you, we will inform you of any information or further materials that we require to issue the Contract. When we make such requests, we will request you to provide us with any such information or materials within a certain period. If we do not receive the necessary information or materials within that period, we will retire your Application and return your premium payment.

We will issue your Contract if you meet all underwriting and other requirements. We issue Contracts only on a Valuation Date between the 1st and the 28th of any month. New Contracts that would otherwise receive a Date of Issue of the 29th through the 31st of any month will instead be given a Date of Issue of the first Valuation Date in the following month.

The minimum premium required to issue the Contract is equal to the 10-Year No-Lapse Guarantee premium unless the extended No-Lapse Guarantee is elected in the Application. If you elect the optional extended No-Lapse Guarantee, the initial premium cannot be less than the extended No-Lapse Guarantee premium. See No-Lapse Guarantee.

Flexible Premiums

This Contract is a flexible premium variable adjustable life contract. After a minimum initial premium, premiums may be paid at any time and in any amount, subject to some restrictions. All premium payments must be in U.S. dollars drawn on a U.S. bank. We do not accept cash, most starter checks (checks without pre-printed registration), traveler’s checks, credit card courtesy checks, or most third-party checks. There are no scheduled premium due dates. However, we have the ability to assist you by scheduling planned periodic premiums. Planned periodic premiums are premiums you elect to pay on a regular basis. We will send you billing statements for an amount you select. You may select quarterly, semi-annual or annual statements. You may also elect to make pre-authorized automatic premiums using our electronic payment program. In most cases, you may make changes in frequency and payment amounts at any time with adequate notice.

We recommend that you pay at least a No-Lapse Guarantee Premium to protect your Contract from lapsing. Paying this minimum premium amount ensures that your Contract will not lapse in the event the Cash Surrender Value is not sufficient to pay the monthly deductions. See No-Lapse Guarantee. In certain circumstances, a premium payment may cause the Contract to be characterized as a Modified Endowment Contract. See Federal Tax Matters. You should discuss the amount and frequency of your premiums with your Thrivent Financial representative.

Net Premiums & Premium Allocation

We deduct from each premium a 5% premium expense charge if the Face Amount is less than $250,000 otherwise a 4% premium expense charge for distribution costs. The remainder of the premium is the “Net Premium.” Net Premiums are the amounts we direct to the various Subaccounts and/or Fixed Accounts according to your allocation instructions.

We will allocate your Net Premium according to the allocation instructions on your Application or most recent allocation instructions on file. Your allocation must be in whole percentages and total 100%. If the allocation request is not completed, is not in whole percentages, or does not total 100%, then the request will be treated as not in Good Order. We will process the allocation request when it is in Good Order. You may change your allocation percentages for future payments at any time by giving us Notice.

If we receive your premium before the close of regular trading on the New York Stock Exchange (NYSE) (usually 3:00 p.m. Central Time) on a Valuation Date,

PREMIUMS

allocation occurs at the end of the day in which we receive your payment. If we receive your premium on a non-Valuation Date or after the NYSE closes, the allocation occurs as of the end of the next Valuation Date. See Definitions for “Valuation Date.”

The NYSE is closed on Saturdays and Sundays and on New Year’s Day, Martin Luther King Jr. Day, Presidents Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. If one of these holidays falls on a Saturday or Sunday, the NYSE will be closed on the preceding Friday or the following Monday, respectively.

Premium Billing

We will send premium billings based on the amount and interval of premium payments that you requested at the time of Application. Upon our approval, the Contract Owner may change the amount, the interval or the method of billing.

Electronic Payment Program

One of our electronic payment programs allows you to pay premiums on a regularly scheduled basis by an automatic deduction from savings or checking accounts. Under this plan, we draw from your account on the date you select and we will allocate premiums to the Subaccount(s) or Fixed Accounts according to your instructions. However, if the purchase date you have chosen falls on a weekend (or holiday) in any given month, we will treat your order as being received by us on the immediately preceding business day. To set up the electronic payment program you may complete the applicable section on the Application or, after the time of Application on the appropriate Thrivent Financial form.

Limits

We reserve the right to:

♦	limit the amount of premiums; and

♦	refuse any premium that adversely affects life insurance qualification under the Internal Revenue Code.

In addition to excluding life insurance Death Benefits from the Beneficiary’s gross income, the Internal Revenue Code also excludes increases in Accumulated Value, prior to receipt, from the income of the Contract Owner. To qualify for this exclusion, federal tax law limits the premiums you may pay and requires that the Accumulated Value be limited to a certain percentage of the Death Benefit. We will return the portion of any premium payment that causes the limit on premiums to be exceeded unless the premium is required to keep the contract in force.

In the event of a reduction in the Face Amount, or other changes to the Contract which cause the premiums paid or the Accumulated Value to exceed the applicable limit stated in the Internal Revenue Code regarding the definition of life insurance, we will refund any excess premiums or cash necessary to comply with the limit stated in the Internal Revenue Code, or in limited circumstances may increase the Death Benefit.

NO-LAPSE GUARANTEE

A No-Lapse Guarantee ensures that your coverage will continue even if the Cash Surrender Value is insufficient to pay the current monthly deductions. If timely payment of a minimum premium amount (the No-Lapse Guarantee Premium) is received and the monthly deduction to be made exceeds the Accumulated Value less any Debt, no deduction will be made. Instead, the monthly deduction will be

NO-LAPSE GUARANTEE

postponed until the next day on which the Accumulated Value less any Debt exceeds the amount of the postponed monthly deduction. At that time the postponed amount will be deducted from the Accumulated Value.

The No-Lapse Guarantee Premium is the minimum monthly premium required to keep your No-Lapse Guarantee in effect. We show your particular No-Lapse Guarantee Premiums in your Contract. The No-Lapse Guarantee Premium is calculated specifically for each Contract on the Date of Issue. The No-Lapse Guarantee will vary by Issue Age, sex, Face Amount, Additional Benefits, Death Benefit Option, and risk class (which may include ratings). The calculation determines a level premium amount such that the present value of the premiums is equal to the present value of expected charges on the Contract.

Under the Contract, two No-Lapse Guarantees are generally available depending on the amount of your initial premium and Issue Age: the 10-Year and the extended No-Lapse Guarantee.

10-Year No-Lapse Guarantee

The 10-Year No-Lapse Guarantee is automatically available to you when you purchase the Contract. The 10-Year No-Lapse Guarantee ensures your Contract will not lapse for the first 10 Contract Years as long as premium requirements are met. The latest possible termination date for the 10-Year No-Lapse Guarantee is the Contract Anniversary after 10 Contract Years.

Extended No-Lapse Guarantee

The extended No-Lapse Guarantee is available to you if the Insured’s Issue Age is less than 65 and if you elected the extended No-Lapse Guarantee in the Application. The extended No-Lapse Guarantee provides a longer level of guarantee than the 10-Year. The latest possible termination date for the extended No-Lapse Guarantee is the Contract Anniversary on or next after the Insured’s 75th birthday.

The type of guarantee, the amount of the No-Lapse Guarantee Premium and termination date for the guarantee are shown on the schedule page of your Contract.

Each month, we will determine if a No-Lapse Guarantee remains in effect. A No-Lapse Guarantee will remain in effect if the accumulation with interest of all premiums paid and credited less any partial surrenders and Debt is greater than or equal to the accumulation with interest of No-Lapse Guarantee Premiums for that guarantee since the Date of Issue. The rate used for this accumulation is 4.0% for the 10-year guarantee and 3.0% for the extended guarantee. If the Contract includes a disability waiver of monthly deduction benefit, the No-Lapse Guarantee Premium will not be added to this accumulation on any Monthly Anniversary on which we waive or credit the Monthly Deduction under that rider.

If this requirement is not met, and the No-Lapse Guarantee has not terminated, the No-Lapse Guarantee will become inactive. We will notify you and any assignee of the amount required to reactivate that guarantee. The notification will specify a period of time during which you may pay the amount required to reactivate that guarantee. That period will end no less than 61 days after we send notification. While the Contract is in force, any inactive No-Lapse Guarantee can be reactivated by paying premiums sufficient to meet the requirements for that guarantee. If you do not pay the amount required for reactivation, the No-Lapse Guarantee will terminate:

♦ 10-Year No-Lapse Guarantee	The earlier of (1) the Monthly Anniversary on which the 10-Year No Lapse Guarantee has been continuously inactive for 6 months or (2) the 10-Year No-Lapse Guarantee Termination Date.

NO-LAPSE GUARANTEE

♦ Extended No-Lapse Guarantee	The earlier of (1) the Monthly Anniversary on which the Extended No-Lapse Guarantee has been continuously inactive for 12 months or (2) the Extended No-Lapse Guarantee Termination Date.

However, this does not necessarily terminate your Contract. See Contract Lapse and Reinstatement. If the Contract is in force and an inactive No-Lapse Guarantee is due to terminate prior to its termination date, we will notify you of the premium required to reactive that guarantee. This notification will be sent to you at the address last known to us at least 31 days before the Monthly Anniversary on which the No-Lapse Guarantee is due to terminate. If the required premium is received by our Service Center before that Monthly Anniversary, the No-Lapse Guarantee will be reactivated. Otherwise, the No-Lapse Guarantee will terminate on that Monthly Anniversary. A No-Lapse Guarantee that has terminated cannot be reactivated.

If you change your Face Amount, Death Benefit Option, risk class, or Additional Benefits, we will correspondingly change the No-Lapse Guarantee Premium. Any new No-Lapse Guarantee Premium applies from the effective date of the change.

Please note that the No-Lapse Guarantee will terminate automatically as determined by the type of No-Lapse Guarantee (described above). After termination, the insurance coverage provided by the Contract will remain in force as long as your Cash Surrender Value is large enough to pay monthly deductions. See Contract Lapse and Reinstatement.

CONTRACT VALUES

Accumulated Value

On the Contract Date, the Accumulated Value is the first Net Premium less any monthly deductions. After the Contract Date, Accumulated Value is equal to the sum of the accumulated values in the Contract’s Subaccounts, DCA Fixed Account, Fixed Account and Loan Account and may change daily.

The Accumulated Value of your Contract, at any one time, is determined by: multiplying the total number of Accumulation Units for each Subaccount by its appropriate current Accumulation Unit Value; adding together the resulting values of each Subaccount; and adding any accumulated value in the Fixed Account, DCA Fixed Account and the Loan Account.

While Debt is not deducted from Accumulated Value, Debt does reduce the amount you would receive upon surrender of your Contract and the amount available to pay charges. Debt does not share in the investment performance of the Subaccounts and accrues interest charges which may result in less interest credited to your Contract than if the amounts were allocated to the Fixed Accounts.

Over the life of your Contract, many factors determine its Accumulated Value. They include:

♦	premiums paid;

♦	the investment experience of the Subaccounts;

♦	interest credited to the Fixed Accounts and Loan Account;

♦	loans taken and Debt repayments;

♦	interest charged for any loans taken;

♦	partial surrenders taken; and

♦	charges and deductions taken.

CONTRACT VALUES

Because a Contract’s Accumulated Value is based on the variables listed above, it cannot be predetermined. Accumulated value in the Subaccounts will largely be determined by market conditions and investment experience of the underlying Portfolios. The Owner will bear all such risk.

Amounts held in the Fixed Accounts are invested with our General Account assets. Interest will be credited on amounts allocated to the Fixed Accounts. Interest is compounded daily and the effective annual interest rate will never be less than 3.55% annually for the first 10 Contract Years and then at least 3.2% thereafter and is subject to the Contract charges and deductions.

Fixed Account

The Fixed Account accumulated value reflects Net Premiums allocated to the Fixed Account, transfers of Accumulated Value to or from the Subaccounts and/or Loan Account, interest credited, partial surrenders, and any deductions. Each day the accumulated value in the Fixed Account will change based upon these factors. Review your Contract for further detail.

DCA Fixed Account

The DCA Fixed Account accumulated value reflects the Net Premium directed to fund the account to establish the Dollar Cost Averaging program, transfers of accumulated value to the Subaccounts and/or Loan Account, interest credited, partial surrenders, and any deductions. The periodic transfers reduce the account monthly for 12 months. If the DCA Fixed Account election is cancelled before the end of the 12-month period, we transfer any remaining value to the Money Market Subaccount unless you request that it be transferred to a different Subaccount.

Loan Account

You establish the Loan Account when you take out a loan. The amount used to secure the loan is transferred to the Loan Account. The Loan Account is affected by repayments, additional loans and interest credited to and charged against it. Each day the accumulated value in the Loan Account will change based on these factors.

Variable Account Number of Accumulation Units

The number of Accumulation Units in any Subaccount may increase or decrease at the end of each Valuation Period. This fluctuation depends on the transactions that occur in the Subaccount during the Valuation Period. When transactions occur, the actual dollar amounts of the transactions are converted to Accumulation Units. The number of Accumulation Units is determined by dividing the dollar amount of the transaction by the Accumulation Unit Value of the Subaccount at the end of the Valuation Period during which the transaction occurs.

The number of Accumulation Units in a Subaccount increases when the following transactions occur during the Valuation Period:

♦	Net Premiums are allocated to the Subaccount; or

♦	Accumulated value is transferred to the Subaccount from another Subaccount or from the Fixed Accounts; or

♦	Debt is repaid.

The number of Accumulation Units in a Subaccount decreases when the following transactions occur during the Valuation Period:

♦	Accumulated value is transferred from the Subaccount to another Subaccount or to the Fixed Account, including loan transfers;

♦	surrenders, partial surrenders and Decrease Charges that are not the result of a partial surrender are taken from the Subaccount;

♦	monthly deductions or transfer charges are taken from the Subaccount; or

♦	Contract loans or accrued interest on loans are transferred from the Subaccount to the Loan Account.

CONTRACT VALUES

Accumulation Unit Value

For each Subaccount, the initial Accumulation Unit Value was set when the Subaccount was established. The Accumulation Unit Value may increase or decrease from one Valuation Period to the next.

The Accumulation Unit Value for a Subaccount for any Valuation Period is equal to:

♦	the net asset value of the corresponding Portfolio at the end of the Valuation Period;

♦	plus the amount of any dividend, capital gain or other distribution made by the Portfolio if the “ex-dividend” date occurs during the Valuation Period;

♦	plus or minus any cumulative credit or charge for taxes reserved which we determine has resulted from the operation of the Portfolio;

♦

divided by the total number of Accumulation Units held in the Subaccount at the end of the Valuation Period before any of the transactions, referred to in the Number of Accumulation Units subsection, have occurred.

Cash Surrender Value

The Cash Surrender Value is the total amount you will receive upon surrender of the Contract. It is equal to the Accumulated Value less any Decrease Charges and any outstanding Debt and any unpaid monthly deductions. The Cash Surrender Value changes daily, reflecting, among other things, increases and decreases in the value of the Portfolios in which the assets of the Subaccounts are invested and interest credited in the Fixed Accounts and Loan Account, and any interest charged against the Loan Account. It is possible for the Cash Surrender Value of your Contract to decline to zero because of unfavorable investment performance or outstanding Debt.

You will be advised as to the number of Accumulation Units which are credited to the Contract, the current Accumulation Unit Values, Subaccount accumulated value, Fixed Account accumulated value, DCA Fixed Account accumulated value and Loan Account accumulated value, the total Accumulated Value and the Cash Surrender Value at least annually.

PARTIAL SURRENDERS AND SURRENDERS

To completely surrender your Contract and receive your Cash Surrender Value or to make a partial surrender, you must submit Notice to our Service Center. You may obtain information as to a surrender or partial surrender by contacting your Thrivent Financial representative or calling our Service Center at (800) 847-4836.

You must have a Medallion Signature Guarantee if you want to do any of the following:

♦	Withdraw a value of more than $100,000;

♦	Send proceeds to a location other than the one listed on your account; or

♦	Make the proceeds payable to someone other than the Contract Owner(s).

A Medallion Signature Guarantee is a stamp provided by a financial institution that verifies your signature. You endorse the certificate on the back and have the signature(s) guaranteed by an eligible guarantor institution such as a commercial bank, trust company, security broker or dealer, credit union, or a savings association participating in the Medallion Signature Guarantee Program. A Medallion Signature Guarantee may be obtained at any national bank or brokerage firm.

We will waive the Medallion Signature Guarantee requirement where payment of proceeds (not exceeding $100,000) are sent directly to a 501(c)(3) charitable organization. We may waive the Medallion Signature Guarantee requirement in other limited instances.

PARTIAL SURRENDERS AND SURRENDERS

Partial Surrenders

Partial surrenders offer you a way to access your Accumulated Value. You may withdraw part of your Cash Surrender Value upon giving Notice. Partial surrenders are implemented by either the redemption of Accumulation Units or reduction in the Fixed Accounts’ balance. The partial surrender will be taken from the Subaccounts and Fixed Accounts according to: the ratio that the Contract’s accumulated value in the Subaccount or Fixed Accounts bears to the total Accumulated Value less any accumulated value in the Loan Account at the time of the partial surrender; or any other administrative option you select that is available at the time of the partial surrender.

A partial surrender may have tax consequences. See Federal Tax Matters. It is important to note that if the Face Amount is decreased, there is a possibility that the Contract might be classified as a Modified Endowment Contract. See Federal Tax Matters.

Single Partial Surrenders

Each single partial surrender must be at least $200. You may not make a partial surrender if the remaining Cash Surrender Value would be less than $300. A partial surrender charge of $25 will apply to each partial surrender in excess of one in a Contract Year. This charge does not apply to automatic partial surrenders (see below) or partial surrenders made after the Insured’s Attained Age 121. An amount withdrawn may not be repaid.

Automatic Partial Surrenders

At any time after the end of the first Contract Year and while the Insured is alive, you may elect to have monthly automatic partial surrenders paid to you electronically. Automatic partial surrenders are subject to the following:

1.	The amount of each surrender must be at least $100 each month.
2.	The number of automatic partial surrenders that you elect must be at least 12.
3.	The Cash Surrender Value on the date that you elect automatic partial surrenders must be at least twelve times the monthly amount elected.
4.	Automatic partial surrenders will continue until the earliest of:
a.	The date when we have paid the number of automatic surrenders elected by you;
b.	The date you give us Notice to terminate automatic partial surrenders;
c.	The date that an automatic partial surrender would reduce the Face Amount to less than the minimum Face Amount or reduce the Cash Surrender Value to less than $300; and
d.	The date this Contract terminates.
5.	Only one automatic surrender election may be in effect at any time.

For a Contract with Option 1 (Level Death Benefit Option):

A partial surrender will reduce your Accumulated Value, Face Amount, Death Benefit and the amount of premiums considered to meet the No-Lapse Guarantee Premium requirements. If the Death Benefit is equal to the Face Amount at the time of the partial surrender, then the Face Amount will be decreased by the surrender amount that we pay to you and by any taxes that we withhold. If the Death Benefit on the effective date of the partial surrender is based on the Death Benefit factor (because the Death Benefit is greater than the Face Amount), then the Face Amount will be decreased only if, on that day, the surrender amount that we pay to you, plus any taxes that we withhold, exceeds the Death Benefit minus the Face Amount. In that case, the Face Amount will be decreased by i) the surrender amount that we pay to you plus any taxes that we withhold; less ii) the Death Benefit less the Face Amount prior to the surrender. A Decrease Charge applies to any partial surrender that causes us to decrease the Face Amount in the first 10 Contract Years or 10 years after an increase in Face Amount. See the detailed Decrease Charge explanation in the Charges and Deductions section.

PARTIAL SURRENDERS AND SURRENDERS

The Face Amount remaining in effect after a partial surrender may not be less than the minimum Face Amount as defined on issue in the schedule pages of your Contract. We will not grant any request for a partial surrender that would reduce the Face Amount below this amount.

For a Contract with Option 2 (Variable Death Benefit Option):

A partial surrender will reduce the Accumulated Value, Death Benefit and the amount of premiums paid. Since the premiums paid are reduced, partial surrenders also affect the amount of premiums considered paid to meet the No-Lapse Guarantee Premium requirement. A partial surrender will not reduce the Face Amount.

Full Surrender

You may surrender this Contract by sending Notice to our Service Center while the Insured is living. If you surrender your Contract, you will receive the Cash Surrender Value. The surrender will be effective on the day we receive Notice. Insurance coverage ceases on the effective date of the surrender.

A full surrender of your Contract may have tax consequences. See Federal Tax Matters.

Postponement of Payments

We typically process any surrender, partial surrender, Death Benefit, loan, transfer or settlement option within 7 days after receipt of all applicable written and telephone requests and/or proof of death of the Insured. We may postpone payment of any amount due from the Variable Account for a surrender, partial surrender, loan or on the death of the Insured whenever:

♦	the New York Stock Exchange is closed or trading is otherwise restricted;

♦	the SEC has determined that an emergency exists;

♦	the SEC requires that trading be restricted; or

♦	the SEC, by order, permits such postponement for the protection of Contract Owners.

Except when used to pay premiums due on contracts with us, we also may postpone any transfer from the Fixed Account or payment of any portion of the amount payable upon surrender, partial surrender or loan from the Fixed Account for not more than 6 months from the day we receive Notice and, if required, your Contract.

If mandated under applicable law, we may be required to reject a premium payment and/or otherwise block access to a Contract Owner’s account, and thereby refuse to pay any request for transfers, partial surrenders, surrenders or Death Benefits. Once restricted, money is held in that account until instructions are received from the appropriate authority.

TRANSFERS

While the Insured is alive and the Contract is in force, you may transfer the Accumulated Value among the Subaccounts and Fixed Account by submitting a proper Notice to our Service Center.

You may make twelve transfers per Contract Year without charge. There will be a charge of not more than $25 for each transfer in excess of twelve excluding any automatic transfers from the DCA Fixed Account or the Money Market Subaccount. We consider all amounts transferred in the same Valuation Period to be one transfer for purposes of this charge. It is not dependent upon the number of originating or destination Subaccounts.

TRANSFERS

Only one transfer may be made from the Fixed Account in each Contract Year which, if made, counts toward the twelve allowable transfers. If the accumulated value in the Fixed Account immediately before the transfer is at least $2,000, the amount transferred may not exceed 25% of the accumulated value in the Fixed Account. Otherwise, the amount transferred may not exceed $500.

Any transfer among the Subaccounts or to the Fixed Account will result in the crediting and cancellation of Accumulation Units based on the Accumulation Unit Values. Calculations are made as of the end of the Valuation Period during which a proper transfer request is received. The minimum amount that may be transferred from a Subaccount or the Fixed Account is $50 or the entire Accumulated Value in that Subaccount or Fixed Account, if less.

Abusive Trading Policies and Monitoring Processes

We do not allow short-term and excessive transfers and other abusive trading practices, and we do not accommodate frequent purchases and redemptions except as described below. Abusive trading by Contract Owners can disrupt portfolio management and increase expenses of the underlying mutual fund and thereby negatively impact the performance of the corresponding Subaccount.

In addition, the underlying funds may have adopted restrictions designed to discourage abusive trading practices, and we reserve the right to enforce these policies and procedures.

We will use reasonable efforts to apply the following policies uniformly. Several different tactics are used to reduce the frequency and effect of abusive trading within the Subaccounts. We may use a combination of monitoring Contract Owner activity and restricting Contract Owner transfers. When monitoring Contract Owner activity, we may consider several factors to evaluate transfer activity including, but not limited to, the amount and frequency of transfers, the amount of time between transfers, and trading patterns. In making this evaluation, we may consider trading in multiple contracts under common ownership or control.

We may deem the transfer out of all or a substantial portion of a Contract Owner’s Subaccount value to be abusive if the transfer is made within fifteen days after the value was transferred into that Subaccount. This policy does not apply to Dollar Cost Averaging, automatic investment plans, systematic withdrawal plans or non-abusive re-balancing. We reserve the right, in our sole discretion, to identify other trading practices as abusive.

If we determine that you are engaging in abusive trading activity, we will request that you cease such activity immediately. If we determine that you are continuing to engage in abusive trading, we will restrict your Contract so that you can make transfers on only one business day each calendar month and any such transfers must be separated by at least 20 calendar days. We reserve the right to reject, or restrict any transfer request, without notice for any reason.

Although we seek to deter and prevent abusive trading practices, there are no guarantees that all activity can be detected or prevented. Contract Owners engaging in abusive trading practices use an evolving variety of strategies to avoid detection and it may not be possible for operational and technological systems to reasonably identify abusive trading. Contract Owners still may be subject to their harmful effects if Thrivent Financial is unable to detect and deter abusive trading practices.

Dollar Cost Averaging

Your Contract provides for two different Dollar Cost Averaging programs that allow you to have automatic periodic transfers made to one or more Subaccounts. Dollar Cost Averaging is generally suitable if you are making a substantial deposit to your Contract and desire to control the risk of investing at the top of a

TRANSFERS

market cycle. Either Dollar Cost Averaging program allows such investments to be made in equal installments over time in an effort to reduce such risk. Dollar Cost Averaging does not guarantee that your Contract’s Accumulated Value will gain in value, nor will it protect against a decline in value if market prices fall. However, it can be an effective strategy to help meet your long-term goals.

Neither Dollar Cost Averaging program allows you to make automatic transfers to the Fixed Account. You may participate in a Dollar Cost Averaging program by giving Notice. The Dollar Cost Averaging programs you may participate in are described below.

Dollar Cost Averaging from the DCA Fixed Account.

You may dedicate a premium of at least $1,000 to be allocated to a one-year allocation in the DCA Fixed Account for automatic monthly transfers to one or more Subaccounts. The amount allocated to the DCA Fixed Account will be credited with an interest rate that will be determined when the payment is allocated to the DCA Fixed Account and will be guaranteed for the duration of the one-year period.

One-twelfth of the amount you allocate to the DCA Fixed Account will be transferred to the designated Subaccounts when we allocate your initial premium, and subsequent transfers will be made on the same date each month for the next 11 months. If that date falls on a date at the end of the month like the 29th, 30th, or the 31st and the subsequent month does not have a comparable date, we will process the transfer on the first business of the next month. If the date falls on a weekend the transfer will be processed on the following business day. The amount of the transfer each month will be equal to the accumulated value in the DCA Fixed Account divided by the number of automatic transfers remaining. If you terminate the automatic transfers before the twelfth transfer is made, the accumulated value in the DCA Fixed Account will be transferred to the Money Market Subaccount unless you request that it be transferred to a different Subaccount.

Dollar Cost Averaging from the Money Market Account.

You may establish a Dollar Cost Averaging program to make periodic transfers of at least $50 from the Money Market Subaccount to one or more other Subaccounts. If the remaining amount to be transferred drops below the amount you established, the entire remaining balance will be transferred on the next transfer date. If you subsequently allocate additional amounts to the Money Market Subaccount, the transfers will begin again on the schedule you set unless you terminate the Money Market Dollar Cost Averaging program. Transfers will be made automatically on the date you select (except the 29th, 30th, or 31st of a month). Transfers will continue until the entire amount in the Thrivent Money Market Subaccount has been depleted or until you notify us to discontinue the program. In order to terminate the program, we must receive Notice from you.

Automatic Asset Rebalancing Program

As the value of your Subaccounts changes, the distribution of Accumulated Value among those Subaccounts also changes. The Automatic Asset Rebalancing program transfers your Contract’s value among the variable investment options (this excludes the Fixed Accounts). You may select to automatically rebalance your Accumulated Value in the Subaccounts periodically under the Automatic Asset Rebalancing program according to the percentage allocation you determine at the time of setting up this program.

Automatic Asset Rebalancing may be set up annually or semi-annually to begin on the date you select (except the 29th, 30th or 31st). Before you begin the program, you should determine your investment goals and risk tolerance. Use of this program will not ensure any gain nor protect against any loss in overall Accumulated Value.

TRANSFERS

You can elect to participate in the program at the time of Application or at a later time. To elect to participate in the program after Application, we must receive Notice at our Service Center from you. This request will override any previous allocations you may have selected. Rebalancing continues until you stop or change it. You can change your allocations at any time by giving us Notice. You can also stop or suspend the program by providing Notice to our Service Center. If you make additional premium payments or transfers into a Subaccount that was not previously included in the asset rebalancing program, those amounts will not be subject to rebalancing unless you revise your asset rebalancing program.

Periodic rebalancing takes into account increases and decreases in accumulated values in each Subaccount. Any transfers resulting from rebalancing will not incur a transfer charge.

TELEPHONE TRANSACTIONS

You may perform various transactions over the telephone if we receive proper written authorization from you prior to any such transaction. You may give such authorization at the time you complete your Application, or later upon request.

We have adopted reasonable security procedures to ensure the authenticity of telephone instructions, including requiring identification information, recording conversations and providing written confirmations of transactions. Nevertheless, we will honor telephone instructions from any person who provides the correct identifying information. Be aware that there is a risk of possible loss to the Owner if an unauthorized person uses this service in the Owner’s name.

If several persons seek to effect telephone instructions at or about the same time, in the event of a disaster, or if our recording equipment malfunctions, it may be possible that you will not be able to make a telephone transaction at that time. Should this occur, we recommend that you give us a written Notice. If due to malfunction or other circumstances, the recording of the Owner’s telephone request is incomplete or not fully comprehensible, we will not process the transaction.

The telephone number for transactions is (800) 847-4836.

We reserve the right to suspend or limit telephone transactions.

We do not currently offer internet transactions capability to Contract Owners, but may do so in the future. We will notify you if we begin to offer internet transactions.

Timely Processing

We will process all requests in a timely fashion. Requests received by 3:00 p.m. Central Time (or sooner if the NYSE closes prior to 3:00 p.m. Central Time) on a Valuation Date will use the Accumulation Unit Value as of the close of business on that Valuation Date. We will process requests received after that time using the Accumulation Unit Value as of the close of business of the following Valuation Date.

Once we issue your Contract, we will process payment of any amount due from any Subaccount within seven calendar days after we receive Notice. Payment may be postponed if the NYSE is closed. Postponement may also result for such other periods as the SEC may permit. Payment from the Fixed Accounts’ accumulated value may be deferred up to six months.

LOANS

While the Insured is living, you may, by giving Notice, use your Contract as security for a loan. The maximum available loan amount is an amount such that the total Debt will not exceed 100% of Accumulated Value less Decrease Charges on the date of the loan. For Contract loans, interest will accrue on a daily basis at a maximum annual rate of 5.5% on the Debt.

Beginning in the eleventh Contract Year, the preferred Debt on any day is the portion of the Debt that does not exceed a percentage of the Accumulated Value at the beginning of the Contract Year. The percentages that apply in each Contract Year are as follows:

Contract Year	Percentage of Accumulated Value
11	10%
12	20%
13	30%
14	40%
15	50%
16	60%
17	70%
18	80%
19	90%
20+	100%

Interest will accrue on a daily basis at a maximum annual rate of 5% on any preferred Debt.

When a loan is made, Accumulated Value will be transferred to the Loan Account to secure the Debt. Accumulated Value will be transferred from the Subaccounts or Fixed Accounts according to the Account Ratios on the date of the loan; or according to any other administrative option you select and available at the time of the loan. The amount transferred to the Loan Account will continue to be treated as part of the Contract’s Accumulated Value. An interest rate of 4% annually will be credited to the Loan Account.

While your Contract is in force and the Insured is living, you may repay, at any time, all or part of your Debt. All loan repayments must be in U.S. dollars drawn on a U.S. bank. We do not accept cash, starter checks (checks without pre-printed registration), traveler’s checks, credit card courtesy checks, or third-party checks.

Upon your request, we will set up Debt repayment schedule for you. When you repay all or part of Debt, we credit your Loan Account then transfer the repayment from the Loan Account to the Subaccounts and to the Fixed Accounts according to the premium allocation percentages in effect at the time of repayment. Total Accumulated Value does not increase as a result of Debt repayment. The longer the loan is outstanding, the greater the negative impact it may have on Accumulated Value growth.

Debt reduces your Cash Surrender Value, your Death Proceeds and the amount of premiums considered to meet the No-Lapse Guarantee Premium requirement. Depending upon investment performance of the Subaccounts and the amounts borrowed, Debt may cause your Contract to lapse. If your Contract lapses with outstanding Debt, adverse tax consequences may result. You should carefully consider the impact on your Contract’s Death Proceeds, before exercising these privileges.

A loan may have tax consequences. See Federal Tax Matters.

CONTRACT LAPSE AND REINSTATEMENT

Lapse

Your Contract will lapse (that is, terminate without value) if:

♦	your monthly deductions are greater than your Cash Surrender Value,

♦	there is not an active No-Lapse Guarantee, and

♦	payment of the premium required to keep the Contract in force is not paid within 61 days of notification of the Cash Surrender Value deficiency.

If the Contract lapses, you have the right to reinstate your Contract within certain limitations. The requirements for reinstatement and associated limitations are described below and in more detail in your Contract.

Reinstatement

You may reinstate the Contract any time within three years after it has lapsed unless it was surrendered (some states may allow a longer period to be able to reinstate your Contract). To reinstate your Contract we require:

1.	An application for reinstatement submitted to us at our Service Center;
2.	Evidence of insurability that meets our standards;
3.	Payment of one of the following amounts:
a.	A premium sufficient to cover:
i.	Any monthly deductions that were not made before the grace period because they were postponed under a No-Lapse Guarantee; and
ii.	The monthly deductions that were not made during the grace period; or
b.	If the effective date of reinstatement is before the termination date of the 10-year No-Lapse Guarantee and no more than 6 months after the last date on which that guarantee became inactive, a premium sufficient to reactive the 10-year No-Lapse Guarantee; or
c.	If the Contract includes an extended No-Lapse Guarantee and the effective date of reinstatement is before the termination date of that guarantee and no more than 12 months after the last date on which that guarantee became inactive, a premium sufficient to reactivate the extended No-Lapse Guarantee;
4.	Payment of a premium sufficient to keep this Contract in force for at least two months, based on unit values on the date of reinstatement; and
5.	Repayment of all Debt existing at the end of the grace period.

The effective date of a reinstatement will be the date the application for reinstatement is approved by us. The Accumulated Value on that date will be equal to:

♦	The Accumulated Value at the end of the grace period; plus

♦	The Net Premium received to reinstate this Contract; less

♦	Any postponed or unpaid monthly deductions made on that date.

Any Decrease Charge on or after reinstatement will be the same as if the Contract had always been in force since the Date of Issue.

You may reinstate any Additional Benefits that were in effect prior to lapse that would not have otherwise terminated pursuant to provisions of the Additional Benefit rider before the effective date of reinstatement.

A No-Lapse Guarantee will be included on a reinstated contract only if that guarantee did not terminate before the effective date of reinstatement and you pay an amount sufficient to reactivate a No-Lapse Guarantee. Any No-Lapse Guarantee that could have been reactivated by paying a sufficient premium will be included on the reinstated contract in inactive status.

If you reinstate your Contract, we will not contest the validity of the reinstated Contract after it has been in effect for two years from the date of reinstatement. We may contest the validity of the reinstated Contract based only upon statements made in the application for reinstatement.

CHARGES AND DEDUCTIONS

Charges are necessary to pay Death Benefits and to cover the expenses generated by issuing, distributing and administering the Contract. We may profit from one or more of the charges under the Contract. We may use these profits for any corporate purpose including our fraternal activities.

Transaction Fees

Percent of Premium Charge

We charge a premium expense charge of 5% on each premium while the Face Amount is less than $250,000, otherwise 4% of each premium. The resulting amount available after the charge is the Net Premium. We use this premium expense charge to cover distribution costs. We credit the Net Premium to the Subaccounts and Fixed Accounts according to your allocation instructions.

Decrease Charge

If you elect to surrender your Contract, reduce the Face Amount, or if the Face Amount is decreased as a result of a partial surrender or Death Benefit Option change, we will reduce your Accumulated Value by the applicable Decrease Charge. Decrease Charges compensate us for expenses associated with underwriting, issuing and distributing the Contract. For decreases in the Face Amount or partial surrenders that result in a decrease in Face Amount during the first 10 Contract Years (or first 10 years following an increase in Face Amount), we calculate the amount of the Decrease Charge at the time of the reduction in Face Amount or surrender. We do not deduct this amount until the next Monthly Anniversary or upon surrender or lapse, if earlier. We do not impose any other charges (such as mortality and expense risk charges) on the Decrease Charge amount during this time. Because the Decrease Charge is not immediately deducted, you retain the investment risk on such amount prior to deduction and will bear any investment loss and benefit from any investment gain on such amounts. We deduct the Decrease Charge proportionately from each of your Subaccounts and the Fixed Accounts. New Decrease Charges apply to each Face Amount increase.

The Decrease Charge is assessed on a per thousand basis. The amount per thousand of Face Amount varies by sex (in most states), Face Amount, risk class and Issue Age. For the first five Contract Years, the Decrease Charge remains level then grades to zero after the 10th Contract Year. Beginning in the 11th year after the Date of Issue (assuming no increases in Face Amount), the Decrease Charge will be zero. We list your Decrease Charges in your Contract.

If you increase your Contract’s Face Amount, a new Decrease Charge is applicable to the increase, in addition to any existing Decrease Charge. We list your actual Decrease Charges for the increased Face Amount separately on a supplementary Contract schedule. We mail the supplementary Contract schedule to you after we process the request for increase in Face Amount.

The following is an example of Decrease Charges for a 40-year-old male in the standard non-tobacco risk class, $250,000 Face Amount:

Contract Year	Decrease Charge per Thousand Dollars
1-5	$23.43
6	19.53
7	15.62
8	11.72
9	7.81
10	3.91
11+	0

If you decrease the Face Amount while the Decrease Charge applies, we assess a Decrease Charge on a per $1,000 basis. We subtract the amount of decrease first from any previous increases in the Face Amount, starting with the most recent and then as needed from the original Face Amount.

Partial Surrender Charge

We charge of up to $25 for each partial surrender after the first partial surrender each Contract Year. This charge is in addition to the amount withdrawn. This charge does not apply to automatic partial surrenders or surrenders after Insured’s age 121. See Partial Surrenders and Surrenders.

CHARGES AND DEDUCTIONS

Transfer Charge

You may make up to twelve transfers per Contract Year from the Subaccounts and Fixed Account, only one of which may be from the Fixed Account, without charge. We charge up to $25 for each transfer in excess of twelve per Contract Year. This charge is deducted from the Subaccounts and the Fixed Account in proportion to the amount transferred from each. Transfers resulting from Dollar Cost Averaging, asset rebalancing and loans do not count as transfers for the purpose of assessing this charge.

Monthly Deductions from Accumulated Value

We deduct certain charges from Accumulated Value on a monthly basis. We refer to these charges as monthly deductions. Unless you instruct us otherwise, monthly deductions are deducted from each Subaccount or Fixed Account on a basis proportional to the Accumulated Value less accumulated value in the Loan Account. We deduct charges each month, beginning with the Contract Date (effective retroactive to the Date of Issue, if different) then monthly thereafter on each Monthly Anniversary, provided that day of the month is a Valuation Date. If that day of the month does not fall on a Valuation Date, we use the preceding Valuation Date. Because portions of the deductions (e.g., the cost of insurance) can vary from month to month, the aggregate monthly deductions also will vary.

The monthly deductions consist of:

♦	the asset charge;

♦	the basic monthly charge;

♦	any monthly unit charges in effect on the Monthly Anniversary;

♦	the monthly mortality and expense risk charge;

♦	charges for Additional Benefits, if any; and

♦	the monthly cost of insurance charge.

Asset Charge

This charge covers the expenses incurred in issuing and administering the Contract and operating the Variable Account. The asset charge will be assessed on the total Accumulated Value across all accounts. The charge will be 0.55% on an annual basis (0.04572% monthly) in Contract Years 1 through 10, and 0.20% (0.01665% monthly) starting in Contract Year 11.

Basic Monthly Charge

We deduct a charge to cover administration of the Contract. This charge covers such expenses as premium billing and collection, Accumulated Value calculation, transaction confirmations and periodic reports. This charge is dependent upon the Issue Age of the Insured. For Contracts we issue to Insureds whose Issue Age is from 0 to 17, we charge a monthly charge of $7.50. We charge all others $9 per month.

Monthly Unit Charge

This charge compensates us for expenses associated with underwriting, issuing or increasing the Face Amount, and distributing the Contract. This charge is dependent upon the Issue Age, sex and risk class of the Insured. The charge will be assessed on a per $1000 of Face Amount basis and assessed monthly for the first 10 Contract Years and for 10 years following an increase in Face Amount.

Mortality and Expense Risk Charges

The mortality and expense risk charge is a monthly charge for risks that we assume in the Contract. The mortality risk assumed is that Insureds, as a group, may live for a shorter period of time than we estimate and, therefore, the cost of insurance charges specified in the Contract would be insufficient to meet actual claims. The expense risk is that expenses incurred in issuing and administering the Contracts and operating the Variable Account may be greater than the charges we assess for such expenses. We may use any profit to pay distribution, sales and other expenses.

CHARGES AND DEDUCTIONS

The following table outlines our current annual mortality and expense risk charge that will be assessed from and based on the accumulated value of all of your Subaccounts. No mortality and expense risk charges are deducted from the Fixed Accounts. This charge is based on your Subaccount accumulate value at the time the charge is deducted.

	Current M&E Charge	Maximum M&E
Subaccount Accumulated Value	All Years	All Years
• 0 up to $24,999.99	0.30%	0.45%
(monthly)	(.02497)	(.03742)
• $25,000 up to 99,999.99	.015	0.45
(monthly)	(.01249)	(.03742)
• $100,000 and above	0	0.45
(monthly)	(0)	(.03742)

Additional Benefit Charge

If your Contract includes Additional Benefits, we will deduct a monthly cost for those benefits from the Accumulated Value. Refer to Fee Tables and Additional Benefits for more information.

Cost of Insurance

We assess a monthly cost of insurance charge. The charge depends on a number of variables (including Issue Age, sex (except in Montana), risk class, Attained Age, and Insurance Coverage Amount) that would cause it to vary from contract to contract.

The primary factors in the determination of the cost of insurance are the cost of insurance rate (or rates) and the net amount at risk. The cost of insurance charge for the initial Face Amount equals: the cost of insurance rate for the Insured’s age shown in your Contract, multiplied by the initial net amount at risk of your Contract divided by 1,000. Factors that affect the amount at risk include investment performance, payment of premiums, charges, partial surrenders and surrenders. We deduct the cost of insurance charge on each date we assess monthly deductions, starting with your Contract Date (effective retroactive to the Date of Issue, if different).

We underwrite the applicant to determine the risk class using information provided in the Application and in other sources permitted by law. The factors that we consider for underwriting include, but are not limited to:

♦	the amount of insurance applied for,

♦	the proposed Insured’s age,

♦	outcome of medical testing,

♦	reports from physicians (including attending physicians’ statements); and/or

♦	other information such as financial information that may be required.

Based on this information, standard or preferred coverage may be offered, or if it is determined that risks for a proposed Insured are higher than would be the case for a healthy individual, the proposed Insured may receive a rating which increases cost of insurance rates or, in some cases, the proposed Insured may be declined.

Cost of Insurance Rates

Cost of insurance rates are determined for the initial Face Amount and each increase in Face Amount. Actual cost of insurance rates may change, and we will determine the actual monthly cost of insurance rates based on our expectations as to future mortality, expense and persistency experience.

CHARGES AND DEDUCTIONS

Actual cost of insurance rates will never be greater than the guaranteed maximum cost of insurance rates in the Contract. These guaranteed rates are determined based upon the Insured’s Attained Age and the applicable rate in the 2001 CSO Mortality Tables for Non-smokers and Smokers. We currently use cost of insurance rates that are generally lower than the guaranteed cost of insurance rates, and we reserve the right to raise those current rates.

Our current cost of insurance rates apply uniformly to all Insureds of the same Issue Age, Attained Age, sex, risk class and rating within the same band. Banding refers to the Face Amount. For purposes of this charge, the Insurance Coverage Amount includes any increases to the Face Amount made subsequent to the initial Face Amount and also includes the amount of any term rider coverage on the Insured under this Contract. Face Amounts within increasingly higher bands will generally result in a reduced cost of insurance on a per thousand basis. Any changes in the cost of insurance rates will apply uniformly to all Insureds of the same risk class within the same band. The bands for this charge are as follows:

Banded Levels

$25,000 to $99,999

$100,000 to $249,999

$250,000 to $999,999

$1,000,000 and above

The cost of insurance rates generally increase as the Insured’s Attained Age increases, and they vary with the number of years the Face Amount or any increase in Face Amount has been in force. The risk class of an Insured also will affect the cost of insurance rate. Insureds in the preferred risk class generally will have a lower cost of insurance rate than those in risk classes involving higher mortality risk. The seven risk classes consist of the following:

1.	Super-Preferred, Non-Tobacco (Issue ages 18 to 75, $100,000+ of Face Amount)
2.	Preferred Non-Tobacco (Issue ages 18 to 75, $100,000+ of Face Amount)
3.	Preferred Tobacco (Issue ages 18 to 75, $100,000+ of Face Amount)
4.	Standard Non-Tobacco (All issue ages)
5.	Standard Tobacco (issues ages 18 to 80)
6.	Substandard Non-Tobacco (Rated)
7.	Substandard Tobacco (Rated)

Insureds in non-tobacco risk classes will generally have a lower cost of insurance rate than similarly situated Insureds in tobacco risk classes. We use the same guidelines in determining premiums for the cost of insurance for the Contract as we would for any other life insurance Contract of similar risk class we offer.

Fund Charges

The value of the net assets of each Subaccount reflect the investment advisory fee and other expenses incurred by the underlying Portfolios in which the Subaccount invests. For more information on these fees and expenses, refer to the Fund prospectus and Fee Tables above.

Variation or Reduction of Charges

We may vary the charges and other terms of the Contracts if special circumstances result in reduced sales expenses, administrative expenses, or various risks. These variations will not be unfairly discriminatory to the interests of other Contract Owners. Variations may occur in Contracts sold to members of a class of associated individuals, an employer or other entities representing an associated class.

DEATH BENEFITS

The primary reason to buy a life insurance Contract is for the Death Benefit it provides in the event of the Insured’s death. At the time of purchase, you must select between two Death Benefit Options: Option 1 (Level Death Benefit Option) or Option 2 (Variable Death Benefit Option). We determine the amount payable (Death Proceeds) depending on the Death Benefit Option in effect on the date of Insured’s death. Death Proceeds payable upon the death of the Insured is the sum of the Death Benefit plus any insurance on the Insured’s life provided by Additional Benefits less any Debt and the lesser of (1) unpaid monthly deductions or (2) any unpaid No-Lapse Guarantee Premium. We will also deduct any amount paid by us after the date of death and before we were notified of the death. The Death Benefit will be calculated as of the date of death.

Option 1 (Level Death Benefit Option)

The Death Benefit for this option remains level, but in limited situations will vary. The Death Benefit is the greater of the Face Amount, or the Death Benefit factor multiplied by Accumulated Value. If you keep your Contract in force for several years and your Accumulated Value continues to increase, your Death Benefit may be increased by a Death Benefit factor. This factor helps to ensure that your Death Benefit is large enough relative to Accumulated Value to assure the contract will qualify as life insurance under federal tax law. The Death Benefit factor depends upon your Attained Age. Your Contract includes a table of the Death Benefit factors.

You should consider the Level Death Benefit Option if:

♦	you do not expect your insurance needs to generally increase; or

♦	you wish to minimize your insurance costs.

In general, the Level Death Benefit Option provides greater growth in Accumulated Value than the Variable Death Benefit Option. By choosing the Level Death Benefit Option, any increases in Accumulated Value reduce the actual risk amount and lower your cost of insurance.

Option 2 (Variable Death Benefit Option)

The Variable Death Benefit Option provides a Death Benefit that varies over time. The Death Benefit will be the greater of the Face Amount plus Accumulated Value, or the Death Benefit factor (described above) multiplied by Accumulated Value. The Death Benefit fluctuates correspondingly with your Accumulated Value.

You should consider the Variable Death Benefit Option if:

♦	you expect your insurance needs to increase, or

♦	you would like to have the potential for an increasing Death Benefit.

In general, the variable option provides a greater Death Benefit than the level option.

Changing Your Death Benefit Option

You may request a change from one Death Benefit Option to the other at any time before Attained Age 121 except when the Death Benefit is based on a Death Benefit factor as provided in your Contract. If we approve the change we will increase or decrease the Face Amount so your Death Benefit immediately after the change will be the same as immediately before the change.

If you change from the Level Death Benefit Option to the Variable Death Benefit Option, we will reduce your Face Amount by the amount of Accumulated Value on the date the change takes place. The decrease in Face Amount and any Decrease Charge will be applied to the initial Face Amount and any existing increase in Face Amount according to the ratio of each portion of the Face Amount to the total Face Amount of this contract. We will not allow the change if it reduces your Face Amount below the minimum amount as defined on the schedule page of your Contract. If the change from the

DEATH BENEFITS

Level Death Benefit Option to the Variable Death Benefit Option would cause total premium payments already made to exceed the Cumulative Premium Limit of the Internal Revenue Code, the change may be made only if the Cash Surrender Value before the change exceeds the refund required under the Code. If the change is made, the required refund will be made as a partial surrender with no partial surrender charge applied. If you change from the Variable Death Benefit Option to the Level Death Benefit Option, your Face Amount increases by the Accumulated Value on the effective date of the change. The increase will be applied to the initial Face Amount and any existing increase in Face Amount according to the ratio of each portion of the Face Amount to the total Face Amount of this contract. The increase is determined so your Death Benefit immediately after the change will be the same as immediately before the change.

A new No-Lapse Guarantee Premium will be determined for any No-Lapse Guarantee in effect on the effective date of the change. The effective date of the change will be the Monthly Anniversary on or next after the date we receive notice. The new Death Benefit Option will be shown on a supplemental contract schedule page that we will send to you.

There may be tax consequences when you change your Death Benefit Option. Please consult your tax advisor before making any such change.

Changing Your Face Amount

You select the Face Amount when you apply for the Contract. You may change the Face Amount by giving us Notice. We will not permit any change that would result in your Contract being disqualified as a life insurance Contract under Section 7702 of the Internal Revenue Code. Changing the Face Amount may have tax consequences and you should consult a tax advisor before doing so.

Increasing Your Face Amount

Subject to our underwriting guidelines and policies, you have the right to increase the Face Amount at any time before the Insured’s 81st birthday.

Any increase in Face Amount is subject to the following conditions:

♦	We must receive an application at our Service Center.

♦	We require evidence of insurability which meets our standards.

♦	The increase amount must be for at least $25,000.

Increases in your Face Amount will result in additional charges to cover the increased amount at risk. We compute charges at the existing rates at the time of increase. The cost of insurance rates for each increase will vary based on factors such as sex (except in Montana), risk class, age and the time elapsed since issue. The increase will be effective on the date shown on the supplemental Contract schedule we provide.

A new set of Decrease Charges will also apply to each increase in the Face Amount. We show these new charges on the supplemental Contract schedule page of your Contract.

A new No-Lapse Guarantee Premium will be determined for any No-Lapse Guarantee in effect.

Decreasing Your Face Amount

At any time before the Insured’s Attained Age 121, you have the right to decrease your Face Amount. Requirements for decreasing your Face Amount are:

♦	we must receive Notice;

♦	the Face Amount remaining in effect cannot be less than the minimum amount defined at issue on the schedule page;

♦	premiums and Accumulated Value must be in compliance with Internal Revenue Code limits; and

DEATH BENEFITS

♦	on the date the decrease would be effective Accumulated Value less Debt must be greater than or equal to any Decrease Charge that may apply.

The decrease will become effective as of the Monthly Anniversary on or following the date we receive the request at the Service Center. We will subtract the decrease first from any previous increases in the Face Amount, starting with the most recent, then as needed from the original Face Amount.

We subtract a Decrease Charge from the Accumulated Value if a Decrease Charge is in effect for that part of the Face Amount decreased. We show you the Decrease Charges applicable to you on the Table of Decrease Charges in your Contract.

A decrease in your Face Amount may cause your Contract to be classified as a Modified Endowment Contract and could have other tax consequences. Please consult your tax advisor before decreasing your Face Amount. See Federal Tax Matters.

Death Claims

In the event of the death of the Insured, we must receive Notice of death at our Service Center. Notice should include the Insured’s name and Contract number. A Thrivent Financial representative may assist in making such a claim.

As long as the Contract remains in force and Death Proceeds are payable, we will pay the Death Proceeds to the Beneficiary upon receipt at our Service Center of all forms, requirements and due proof of the Insured’s death.

Payment of Benefits

In addition to traditional lump sum payments, other payment options are available. All or part of the life insurance proceeds from death or surrender may be placed in one of several settlement options. Proceeds distributed according to a settlement option do not vary with the investment performance of the Variable Account. Contract Owners may select a settlement option prior to the Insured’s death. A Beneficiary may select a settlement option at the time of making a claim for Death Benefits. The minimum amount that we will apply to a settlement option is $2,000. Additionally, the resulting payment must be at least $50. Once a settlement option is selected, we will provide a settlement option agreement. In the settlement option agreement, we will reflect guaranteed payments, if any. If a settlement option is not selected by a Beneficiary within 1 year after we receive proof of Insured’s death and the proceeds have not been paid, we will apply the proceeds under Option 1—Interest Income.

Settlement Options

Option 1: Interest Income

Under this settlement option, the proceeds are left with Thrivent Financial to accumulate interest. We will pay a rate of interest of at least 1.5% annually on the proceeds that remain with us. You may withdraw all or part of the proceeds at any time.

Option 2: Income of a Fixed Amount

With this settlement option the payee elects to receive a fixed amount at regular intervals until the proceeds with interest have all been paid. Interest accumulates on the amount that remains with us until the proceeds are all paid out. For example, if your Beneficiary elected to receive $1,000, paid annually, we would pay $1,000 annually until we pay out all of the remaining proceeds. The final payment may be smaller than prior payments.

We will pay a rate of interest of at least 1.5% annually. The amount of interest may be greater than the guaranteed amount. Unless the income election was irrevocable, the payee may withdraw the Commuted Value of all remaining payments at any time. It the Commuted Value is withdrawn, we will make no further payments.

DEATH BENEFITS

Option 3: Income for a Fixed Period

This option provides payments at regular intervals. The payee may elect a specified number of months or years, but may not select a period exceeding the greater of 30 years or the payee’s life expectancy.

We will pay a rate of interest of at least 1.5% annually on the proceeds that remain with us. The amount of interest we pay may be greater than the guaranteed amount. Unless the income election was irrevocable, the payee may withdraw the Commuted Value of any remaining payments at any time. If the Commuted Value is withdrawn, we will make no further payments.

Option 4: Life Income

This settlement option is a form of annuity payment that continues until the annuitant’s death. The payee is the person receiving the income. We make payments to the payee at regular intervals during the annuitant’s life. Upon electing this option, the payee also selects a guaranteed period of not more than 360 months or selects no guaranteed period at all. If the annuitant dies during the guaranteed payment period, payments will continue to a beneficiary named for the settlement option until the guaranteed payment period expires. The longer the guaranteed payment period, the lower the amount of regular payment. In other words, the payment amount the payee receives would be higher if the annuitant chose no guaranteed payment period. However, the risk the payee takes is that he or she may die shortly after we issue the settlement agreement. The agreement would then terminate and all payments would cease.

The amount of the payments depends on the age and, where permitted, sex of the payee at the time the payment agreement is established. We show representative guaranteed payments in the settlement option section of the Contract. These rates are based on a guaranteed effective annual interest rate of 2.5% using the “Annuity 2000 Table” annuitant mortality table.

Option 5: Joint & Survivor Life Income with Guaranteed Period

This settlement option is another form of annuity payment or life income. We will pay an income as long as at least one of the two annuitants is alive. The amount of payments is determined based on the lives of both of the annuitants. The payees may select a guaranteed payment period of not more than 360 months, or may select no guaranteed payment period at all.

Upon the death of one of the persons named to receive payments, we will continue to make payments of the same amount to the survivor for the remainder of the guaranteed payment period. At the end of this period, if the survivor is still living, the payments may be reduced if a reduction factor was chosen at issue. We pay the reduced amount until the survivor annuitant’s death. If the survivor also dies during the guaranteed payment period, the remaining guaranteed payments continue to a designated beneficiary. The beneficiary has an option to take a lump sum payment. If no guarantee payment period was selected, all payments will cease and the agreement terminates.

The amount of the payments depends on the age and, where permitted, sex of the annuitants at the time we issue the payment contract. In addition, any selection of a guaranteed payment period or any reduction factor will influence the payments. We show representative guaranteed payments in the settlement option section of the Contract. These rates are based on a guaranteed effective annual interest rate of 2.5% using the “Annuity 2000 Table” annuitant mortality table.

We may also offer other payout options at our discretion.

FEDERAL TAX MATTERS

General

The following discussion of the federal income tax treatment of the Contract is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The federal income tax treatment of the Contract is unclear in certain circumstances, and a qualified tax advisor should always be consulted with regard to the application of law to individual circumstances. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Department regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

This discussion does not address state or local tax consequences, or federal estate or gift tax consequences, associated with the purchase of the Contract. In addition, WE MAKE NO GUARANTEE REGARDING ANY TAX TREATMENT—FEDERAL, STATE OR LOCAL—OF ANY CONTRACT OR OF ANY TRANSACTION INVOLVING A CONTRACT.

Tax Status of the Variable Account

We are treated as the owner of the assets of the Variable Account for federal tax purposes. Also, the Variable Account is not separately taxed as a “regulated investment company” under the Code. Both the investment income and realized capital gains of the Variable Account (i.e., the income and capital gains distributed to the Variable Account by the Fund) are reinvested without tax under current law. We reserve the right in the future to make a charge against the Variable Account or the Accumulated Value of a Contract for any federal, state, or local income taxes that are incurred and that we determine to be properly attributable to the Variable Account or the Contract. We will promptly notify you of any such change.

Taxation of the Contract—In General

Tax Status of the Contract

Section 7702 of the Code establishes a statutory definition of life insurance for federal tax purposes. While the requirements of this section of the Code are complex and limited guidance has been provided from the Internal Revenue Services (the “IRS”) or otherwise, Thrivent Financial believes that the Contract will meet the current statutory definition of life insurance, which places limitations on the amount of premiums that may be paid and the Accumulated Values that can accumulate relative to the Death Benefit. As a result, the Death Benefit payable under the Contract will generally be excludable from the beneficiary’s gross income, and gains and other income credited under the Contract will not be taxable unless certain withdrawals are made (or deemed to be made) from the Contract prior to the Insured’s death, as discussed below. This tax treatment generally will only apply, however, if (1) the investments of the Variable Account are “adequately diversified” in accordance with Treasury Department regulations, and (2) Thrivent Financial, rather than the Contract Owner, is considered the owner of the assets of the Variable Account for federal income tax purposes.

The Code and Treasury Department regulations prescribe the manner in which the investments of a segregated asset account, such as the Variable Account, are to be “adequately diversified.” If the Variable account fails to comply with these diversification standards, the Contract will not be treated as a life insurance contract for federal income tax purposes and the Contract Owner would generally be taxed currently on the income on the contract (as defined in the tax law). We expect that the Variable Account, through the Funds, will comply with the diversification requirements prescribed by the Code and Treasury Department regulations.

In certain circumstances, variable life insurance contract owners may be considered the owners, for federal income tax purposes, of the assets of a segregated asset

FEDERAL TAX MATTERS

account, such as the Variable Account, used to support their contracts. In those circumstances, income and gains from the segregated asset account would be includible in the contact owners’ gross income on a current basis. The IRS has stated in published rulings that a variable contract owner will be considered the owner of the assets of a segregated asset account if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets.

The ownership rights under the Contract are similar to, but different in certain respects from, the ownership rights described in certain other IRS rulings where it was determined that contract owners were not owners of the assets of a segregated asset account. For example, the Owner of this Contract has the choice of more investment options to which to allocate premium payments and the Accumulated Value than were addressed in such rulings. These differences could result in the Contract Owner being treated as the owner of all or a portion of the assets of the Variable Account and thus subject to current taxation on the income and gains from those assets. In addition, we do not know what standards will be set forth in any further regulations or rulings which the Treasury Department or the IRS may issue. We therefore reserve the right to modify the Contract as necessary to attempt to prevent Contract Owners from being considered the owners of the assets of the Variable Account. However, there is no assurance that such efforts would be successful.

The remainder of this discussion assumes that the Contract will be treated as a life insurance contract for federal tax purposes.

Tax Treatment of Death Proceeds

In general, the amount of the Death Proceeds payable from a Contract by reason of the death of the Insured is excludable from gross income under section 101 of the Code. Certain transfers of the Contract for valuable consideration, however, may result in a portion of the Death Proceeds being taxable.

If the Death Proceeds are not received in a lump sum and are, instead, applied under either settlement option 2, 3, 4 or 5, generally payments will be prorated between amounts attributable to the Death Proceeds, which will be excludable from the Beneficiary’s income. If the Death Proceeds are applied under settlement option 1 (Interest Income), the interest credited will be currently includible in the Beneficiary’s income.

Death Proceeds may be subject to state and federal estate and/or inheritance tax. The entire amount of Death Proceeds will be included in the taxable estate of an Insured if the Insured possesses control (referred to as “incidents of ownership”) over the contract at the time of death or control has not been transferred more than three years prior to death. Many factors determine if an estate is subject to estate and/or inheritance tax such as the size of the taxable estate, timing of death and the applicable state law.

Tax Deferral During Accumulation Period

Under existing provisions of the Code, except as described below, any increase in a Contract’s Accumulated Value is generally not taxable to the Contract Owner unless amounts are received (or are deemed to be received) from the Contract prior to the Insured’s death. If there is a full surrender of the Contract, an amount equal to the excess of the Accumulated Value over the “investment in the contract” will generally be includible in the Contract Owner’s income. The “investment in the contract” generally is the aggregate premiums and other consideration paid for the Contract, less the aggregate amount received under the Contract previously to the extent such amounts received were excludable from gross income.

As discussed below, the taxation of partial surrenders and loans from the Contract depends, in part, upon whether the Contract is considered a “modified endowment contract” (“MEC”) for federal income tax purposes. All income received from the Contract is treated as ordinary income for tax purposes.

FEDERAL TAX MATTERS

Taxation of Contracts That Are Not MECs

Tax Treatment of Partial Surrenders from Contracts That Are Not MECs—In General

If the Contract is not a MEC (described below), the amount of any partial surrender from the Contract generally will be treated first as a non-taxable recovery of premium and then as income received from the Contract. Thus, a partial surrender from a Contract that is not a MEC generally will not be includible in income except to the extent it exceeds the investment in the contract immediately before the partial surrender.

Certain Distributions Required by the Tax Law in the First 15 Contract Years

As indicated above, Section 7702 of the Code places limitations on the amount of premiums that may be paid and the Accumulated Values that can accumulate relative to the Death Benefit. Where cash distributions are required under Section 7702 of the Code in connection with a reduction in benefits during the first 15 years after the Contract is issued (or if cash distributions are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income notwithstanding the general rule described in the preceding paragraph. A reduction in benefits may result upon a decrease in the Face Amount, upon a change from one Death Benefit Option to the other, if a partial surrender is made, and in certain other instances.

Tax Treatment of Loans from Contracts That Are Not MECs

If a Contract is not a MEC, a Contract loan generally will be treated as indebtedness of the Contract Owner. As a result, no part of any Contract loan will constitute income to the Contract Owner so long as the Contract remains in force. However, in those situations where the interest rate credited to the Loan Account equals or is nearly the same as the interest rate charged for the loan, it is possible that some or all of the loan proceeds may be includible in income. If a Contract lapses when a Contract loan is outstanding, the amount of the Contract loan outstanding, including any accrued and unpaid loan interest, will be treated as the proceeds of a surrender for purposes of determining whether any amounts are includible in the Contract Owner’s income.

Generally, interest paid on any Contract loans will not be tax deductible. A limited exception to this rule exists for certain interest paid in connection with certain “key person” insurance. Contract Owners should consult a tax advisor regarding the deductibility of interest incurred in connection with this Contract.

Taxation of Contracts That Are MECs

Characterization of a Contract as a MEC

In general, a Contract will be considered a “modified endowment contract” under section 7702A of the Code (i.e., as a MEC) if (1) the Contract is received in exchange for a life insurance contract that was a MEC, or (2) the Contract is entered into on or after June 21, 1988 and premiums are paid into the Contract more rapidly than the rate defined by a “7-Pay Test.” This test generally provides that a Contract will fail this test (and thus be considered a MEC) if the accumulated amount paid under the Contract at any time during the first 7 Contract Years exceeds the cumulative sum of the net level premiums which would have been paid to that time if the Contract provided for paid-up future benefits after the payment of 7 level annual premiums. A material change of the Contract (as defined in the tax law) will generally result in a reapplication of the 7-Pay Test. In addition, any reduction in benefits during a 7-Pay testing period will affect the application of this test. We will monitor the Contracts and will attempt to notify Contract Owners on a timely basis if a Contract becomes a MEC. The Contract Owner may then request that we take any steps that may be available to avoid treatment of the Contract as a MEC, if that is desired.

Tax Treatment of Partial Surrenders, Loans, Assignments, and Pledges Where a Contract is a MEC

If the Contract is a MEC, partial surrenders from the Contract will be treated first as withdrawals of income and then as a recovery of the investment in the

FEDERAL TAX MATTERS

Contract. Thus, partial surrenders will be includible in income to the extent the Accumulated Value exceeds the investment in the Contract. The amount of any outstanding loans, including any accrued loan interest, will be treated as a withdrawal for tax purposes. In addition, distributions made within two years before a failure to meet the 7-Pay Test are treated as made under a MEC.

The discussion above regarding the tax treatment of deductibility of interest on loans and of lapses while loans are outstanding under the caption “Tax Treatment of Loans from Contracts That Are Not MECs” also generally applies to Contracts which are MECs.

If the Contract Owner assigns or pledges any portion of the Accumulated Value (or agrees to assign or pledge any portion), such portion will be treated as a withdrawal for tax purposes. The Contract Owner’s investment in the Contract is increased by the amount includible in income with respect to any assignment, pledge, or loan, though it is not affected by any other aspect of the assignment, pledge, or loan (including its release or repayment). Before assigning, pledging, or requesting a loan under a Contract treated as a MEC, a Contract Owner should consult a tax advisor.

Penalty Tax

Generally, proceeds of a full or partial surrender (or the amount of any deemed withdrawal, such as in the case of loans, assignments and pledges) from a MEC are subject to a penalty tax equal to 10% of the portion of the proceeds that is includible in income. This penalty tax does not apply where the surrender or deemed withdrawal is made (1) after the Contract Owner attains age 59 1/2, (2) because the Contract Owner has become disabled (as defined in the tax law), or (3) as substantially equal periodic payments over the life or life expectancy of the Contract Owner (or the joint lives or life expectancies of the Contract Owner and his or her Beneficiary, as defined in the tax law).

Aggregation of Contracts that Are MECs

All life insurance contracts which are treated as MECs and which are purchased by the same person from Thrivent Financial, or any of our affiliates, within the same calendar year will be aggregated and treated as one contract for purposes of determining the tax on withdrawals (including deemed withdrawals). The effects of such aggregation are not always clear; however, it could affect the amount of a full or partial surrender (or a deemed withdrawal) that is taxable and the amount which might be subject to the 10% penalty tax described above.

Contracts Not Owned by Individuals

In the case of life insurance contracts issued to a nonnatural taxpayer, or held for the benefit of such an entity, the tax law provides that a portion of the taxpayer’s otherwise deductible interest expenses may not be deductible as a result of ownership of the contract even if no loans are taken under the contract. An exception to this rule is provided for certain life insurance contracts which cover the life of an individual who is a twenty percent owner, or an officer, director, or employee, of a trade or business. Entities that are considering purchasing the Contract, or entities that will be beneficiaries under a Contract, should consult a tax advisor.

Constructive Receipt Issues

The IRS could determine that a Contract Owner is in constructive receipt of the Accumulated Value if the Accumulated Value becomes equal to the Death Benefit, which can occur in some instances where the Insured is Attained Age 95 or older. In a case where there may be constructive receipt, an amount equal to the excess of the Accumulated Value over the investment in the contract could be includible in the Contract Owner’s income at that time.

Section 1035 Exchanges

Section 1035 of the Code provides, in certain instances, that no gain or loss will be recognized on the exchange

FEDERAL TAX MATTERS

of one life insurance contract for another life insurance contract, an endowment contract, or an annuity contract. Special rules and procedures apply to section 1035 exchanges. If you wish to take advantage of section 1035 of the Code, you should consult your tax advisor.

Accelerated Death Benefits

If an Insured is “terminally ill,” as defined in the tax law, accelerated death benefits paid under a life insurance contract generally will be excludable from income under section 101 of the Code. Certain exceptions apply for certain business-related contracts. Under the tax law, an individual is considered “terminally ill” if the individual has been certified by a physician (as defined in the tax law) as having an illness or physical condition which can reasonably be expected to result in death in 24 months or less after the date of the certification.

Amounts paid under the accelerated benefits for terminal illness rider incorporated into this Contract will in most circumstances, satisfy this requirement.

Actions to Ensure Compliance with the Tax Law

We believe that the maximum amount of premiums and other values that we have determined for the Contracts will comply with the federal tax definition of life insurance under section 7702 of the Code. We will monitor the amount of premiums paid and, if the premiums paid exceed those permitted by the tax definition of life insurance, we will refund the excess premiums with interest thereon to the extent required by the Code. We also reserve the right to increase the Death Benefit (which may result in larger charges under a Contract) or to take any other action deemed necessary to ensure the compliance of the Contract with the federal tax definition of life insurance.

Other Considerations

Changing the Contract Owner, exchanging the Contract, changing from one Death Benefit Option to another, and other changes under the Contract may have tax consequences (other than those discussed herein) depending on the circumstances of such change or event. This list and the discussion herein are not exhaustive. Other transactions with respect to a Contract may also have federal income or other tax consequences. Federal estate, and state and local estate, inheritance and other tax consequences of ownership or receipt of Contract proceeds depend on the circumstances of each Contract Owner or Beneficiary.

Federal Income Tax Withholding

We will withhold and remit to the federal government a part of the taxable portion of full and partial surrenders made under a Contract unless the Contract Owner notifies us in writing, and such notice is received at the Service Center at or before the time of the full or partial surrender, that he or she elects not to have any amounts withheld. Regardless of whether the Contract Owner requests that no taxes be withheld or whether we withhold a sufficient amount of taxes, the Contract Owner will be responsible for the payment of any taxes including any penalty tax that may be due on the amounts received. The Contract Owner may also be required to pay penalties under the estimated tax rules if the Contract Owner’s withholding and estimated tax payments are insufficient to satisfy the Contract Owner’s tax liability.

ADDITIONAL BENEFITS

We offer Additional Benefits that you can add to your Contract. Certain of these riders are subject to age and underwriting requirements and may be added or cancelled at any time. We generally deduct any monthly costs for these Additional Benefits from Accumulated Value as part of the monthly deduction. (See Fee Table for more information regarding rider expenses.) Your Thrivent Financial representative can help you determine whether certain Additional Benefits are appropriate for you. We describe any Additional Benefits included with your Contract more fully in your Contract.

Accidental Death Benefit

This benefit generally provides an additional Death Benefit when the Insured dies from accidental bodily injury. Subject to our overall limit on accidental Death Benefits, you may select the amount of coverage up to the same amount as the Face Amount of your Contract. Any accidental Death Benefit payable would be in addition to your basic Death Benefit. The charge for this rider, based on Issue Age, is a per-thousand rate multiplied by the accidental death amount.

Disability Waivers

You may select one of two different disability waivers, Disability Waiver of Monthly Deductions and Disability Waiver of Selected Amount.

Disability Waiver of Monthly Deductions

Waiver of monthly deductions provides that, in the event of the Insured’s qualifying disability, we will waive your cost of insurance and expense deductions until the earlier of the Insured’s age 121 or recovery from total disability. Having this optional rider guarantees that the Contract and Additional Benefits will continue while the Insured is disabled. The charge for this rider is a percentage based on Attained Age multiplied by the amount of each monthly deduction.

Disability Waiver of Selected Amount

Waiver of selected amount credits the amount selected at issue. This benefit is payable until the earlier of the Insured’s age 121 or recovery from total disability. The rider ensures that your planned premiums continue during the Insured’s disability and the Contract functions as if you were paying the planned premium. Having this optional rider does not always guarantee that the Contract and Additional Benefits will continue while the Insured is disabled. The charge for this rider is a percentage based on Attained Age multiplied by the selected amount.

Applicant Waiver of Selected Amount

This benefit enables the applicant on a Contract on the life of a minor to have selected amounts credited to the Contract in the event of the applicant’s qualifying disability or death. Amounts will be credited until the earliest of the Insured’s Attained Age 21, age 65 of the applicant or, if applicable, the date total disability ends. The charge for this benefit is a percentage based on attained age of the applicant and Issue Age of the Insured multiplied by the selected amount.

Guaranteed Increase Option

Purchasing this option allows you to increase the amount of coverage without having to show evidence of insurability at certain pre-defined opportunities. The charge is a per-thousand rate multiplied by the size of the guaranteed increase amount. A new No-Lapse Guarantee Premium will be determined for any No Lapse Guarantee in effect on the date of increase.

Child Term Life Insurance

This rider pays a benefit to the Beneficiary in the event of the death of a covered child of the Insured prior to the rider anniversary following the child’s 25th birthday. Conversely, in the event of the death of the Insured, the rider for any covered child will become child paid-up term insurance in force to the child’s 25th birthday. Beginning on the rider anniversary on or after the covered child’s 21st birthday until the rider anniversary on or after that child’s 25th birthday, the child will have the option to purchase his or her own life Contract without having to provide evidence of insurability. The charge for this benefit is a

ADDITIONAL BENEFITS

per-thousand rate multiplied by the amount of rider coverage. The charge does not depend upon the number of children Insured.

This rider may be issued even if there are no eligible children at the time the Contract is issued. In this case, there is no charge for this rider while there are no covered children. If you notify us within 6 months of the first birth or adoption, your child, and any subsequent children, will be covered without evidence of insurability. Charges will begin six months after the date of birth or adoption.

Term Life Insurance and Spouse Term Life Insurance

These riders provide additional term life insurance. The riders are available on the life of the Insured and/or on the life of the spouse of the Insured for 10, 20 or 30 years. The charge for this benefit is a per-thousand cost of insurance rate multiplied by the amount of rider coverage.

Annual Increase Benefit

This benefit annually increases the Face Amount of the Contract by a percentage selected by you and the sum of the increases under the rider cannot exceed the Face Amount of the Contract on the issue date of the rider. The increase is automatic and not subject to evidence of insurability. The amount of increase will be rounded up to the next $100. There is no charge for this benefit. However, as the Face Amount increases, your overall cost of insurance charge increases and the cost of insurance charge for the increase will be based on the Insured’s Attained Age on the effective date of the increase. A new No-Lapse Guarantee Premium will be determined for any No Lapse Guarantee in effect on the date of increase.

Accelerated Benefits for Terminal Illness Rider

This rider pays a portion of the Death Benefit when requested if the Insured has a life expectancy of 24 months or less in most states. The rider is designed to provide an income-tax free benefit under IRC section 101(g). In rare circumstances, tax consequences may result. See Federal Tax Matters. The fee to exercise this benefit is up to $150.00.

HYPOTHETICAL ILLUSTRATIONS

The following tables illustrate how the Death Benefits, Accumulated Values, and Cash Surrender Values of a hypothetical Contract could vary over an extended period. They are “hypothetical” because they are based upon several assumptions about investment returns and Contract Owner characteristics. The illustrations assume hypothetical rates of return equivalent to constant gross annual rates of 0%, 6%, and 10%.

All of the Contracts illustrated include the following:

♦	Male;

♦	Standard Risk Class;

♦	Non-tobacco;

♦	Age 40; and

♦	$250,000 Face Amount.

The six illustrations vary correspondingly as follows:

	Type of Death Benefit	Gross Annual Rate of Return
1	Level	0%
2	Variable	0%
3	Level	6%
4	Variable	6%
5	Level	10%
6	Variable	10%

The values would be different from those shown if the gross annual investment rates of return averaged 0%, 6%, or 10% over a period of years, but also fluctuated above or below those averages during these Contract Years. The illustrations assume no Contract loans or partial surrenders have been taken. The amounts would differ if unisex rates were used.

HYPOTHETICAL ILLUSTRATIONS

The gross rates of return shown on the following pages are illustrative only and should not be deemed as a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the investment experience of the Variable Account, and the allocations made to the Variable Account. We make no representations that these hypothetical rates of return can be achieved for any one year or sustained over any period of time. This is an illustration. An illustration is not intended to predict actual performance. Rates of return and values set forth in the illustrations are not guaranteed.

Gross and net returns are shown at the top of each column. The gross return represents the combined effect of investment income and realized and unrealized capital gains and losses of the Portfolios before any reduction is made for Contract, management fees and other expenses. The net return reflects the average total annual Portfolio expenses (before any applicable waivers and reimbursements) of 0.86%. Assuming current charges, gross returns of 0%, 6% and 10% are equivalent to net returns of -0.86%, 5.14% and 9.14% respectively.

All premiums are illustrated as if they were made at the beginning of the year.

The tables illustrate the cost of insurance and other charges at both current rates and the maximum rates guaranteed in the Contract. The amounts shown at the end of each Contract Year reflect a daily management fee and other expenses equivalent to an annual rate of 0.86% of the aggregate average daily net assets of the Portfolios. This hypothetical rate is representative of the average management fee plus other expenses applicable to the Portfolios in which the Subaccounts invest. This rate assumes that the Accumulated Value is allocated equally among the Subaccounts and the expenses are based on the arithmetic average of expenses paid in the year ended December 31, 2007 for all of the available Portfolios, adjusted to reflect anticipated changes in fees and expenses. With respect to new portfolios, amounts are based on estimates for the current fiscal year. The amounts shown reflect expenses before any applicable expense reimbursement or fee waiver. There can be no assurance that such expense reimbursement arrangements will continue in the future. The rate used in the illustrations reflects Portfolio expenses prior to any such waivers and reimbursements. Values illustrated would be higher if these reimbursements had been taken into account. The actual charge under a Contract for Portfolio expenses will depend on the actual allocation of the Accumulated Value.

The illustrations also assume the deduction of administrative, sales and mortality and expense risk charges. The illustrations reflect the fact that we do not currently make any charge against the Variable Account for state or federal taxes. If such a charge is made in the future, it will take a higher gross rate of return than the rates shown to produce the Death Benefits, Accumulated Values and Cash Surrender Values shown.

The following table outlines the current and maximum annual mortality and expense risk charge that is assessed based on the Accumulated Value of all of the Subaccounts on the date the charge is deducted. No mortality and risk expense charges are deducted from the Fixed Accounts.

	Current M&E Charge	Maximum M&E
Subaccount Accumulated Value	All Years	All Years
• 0 up to $24,999.99	0.30%	0.45%
(monthly)	(.02497)	(.03742)
• $25,000 up to 99,999.99	.015	0.45
(monthly)	(.01249)	(.03742)
• $100,000 and above	0.00	0.45
(monthly)	(0.0000)	(.03742)

HYPOTHETICAL ILLUSTRATIONS

If you request, we will furnish a free personalized illustration reflecting the proposed Insured’s age, sex, risk class, Face Amount, Death Benefit Option, and premium amount you have requested. Because these and other assumptions will differ, the values shown in the personalized illustrations can differ substantially from those shown in the following tables. Therefore, you should carefully review the information that accompanies any personalized illustration. That information will disclose all assumptions on which the personalized illustration is based.

If you are considering the purchase of a variable life insurance Contract from another insurance company, you should not rely upon these tables for comparison purposes. We will furnish, upon request, a comparable illustration based on the proposed Insured Issue Age, risk class, sex, Face Amount, Death Benefit Option and premium amount requested.

HYPOTHETICAL ILLUSTRATIONS

VARIABLE UNIVERSAL LIFE II

Hypothetical Illustration

Based on 0% Rate of Return

Issue Age:	40
Risk Class:	Standard Non-tobacco
Death Benefit Option:	Option 1 (Level)
Face Amount:	$250,000
Sex:	Male
Annual Premiums:	$3,000

End of Contract Year	Age	0% (-0.86% net) Hypothetical Rate of Return & Maximum Charges				0% (-0.86% net) Hypothetical Rate of Return & Current Charges
		Premium Outlay	Death Benefit	Accumulated Value	Cash Surr Value	Premium Outlay	Death Benefit	Accumulated Value	Cash Surr Value
1	41	$3,000	$250,000	$2,164	$0	$3,000	$250,000	$2,168	$0
2	42	$3,000	$250,000	$4,260	$0	$3,000	$250,000	$4,270	$0
3	43	$3,000	$250,000	$6,282	$424	$3,000	$250,000	$6,302	$445
4	44	$3,000	$250,000	$8,225	$2,367	$3,000	$250,000	$8,258	$2,400
5	45	$3,000	$250,000	$10,086	$4,229	$3,000	$250,000	$10,134	$4,277
6	46	$3,000	$250,000	$11,863	$6,981	$3,000	$250,000	$11,929	$7,047
7	47	$3,000	$250,000	$13,558	$9,653	$3,000	$250,000	$13,644	$9,739
8	48	$3,000	$250,000	$15,182	$12,252	$3,000	$250,000	$15,290	$12,360
9	49	$3,000	$250,000	$16,745	$14,793	$3,000	$250,000	$16,880	$14,928
10	50	$3,000	$250,000	$18,242	$17,264	$3,000	$250,000	$18,428	$17,451
15	55	$3,000	$250,000	$25,548	$25,548	$3,000	$250,000	$26,821	$26,821
20	60	$3,000	$250,000	$29,350	$29,350	$3,000	$250,000	$34,974	$34,974
25	65	$3,000	$250,000	$27,838	$27,838	$3,000	$250,000	$40,189	$40,189
30	70	$3,000	$250,000	$17,908	$17,908	$3,000	$250,000	$40,668	$40,668
35	75	$0	$0	$0	$0	$3,000	$250,000	$33,128	$33,128
40	80	$0	$0	$0	$0	$3,000	$250,000	$11,849	$11,849
45	85	$0	$0	$0	$0	$0	$0	$0	$0
50	90	$0	$0	$0	$0	$0	$0	$0	$0
55	95	$0	$0	$0	$0	$0	$0	$0	$0
60	100	$0	$0	$0	$0	$0	$0	$0	$0
65	105	$0	$0	$0	$0	$0	$0	$0	$0
70	110	$0	$0	$0	$0	$0	$0	$0	$0
75	115	$0	$0	$0	$0	$0	$0	$0	$0
80	120	$0	$0	$0	$0	$0	$0	$0	$0
81	121	$0	$0	$0	$0	$0	$0	$0	$0

HYPOTHETICAL ILLUSTRATIONS

VARIABLE UNIVERSAL LIFE II

Hypothetical Illustration

Based on 0% Rate of Return

Issue Age:	40
Risk Class:	Standard Non-tobacco
Death Benefit Option:	Option 2 (Variable)
Face Amount:	$250,000
Sex:	Male
Annual Premiums:	$3,000

End of Contract Year	Age	0% (-0.86% net) Hypothetical Rate of Return & Maximum Charges				0% (-0.86% net) Hypothetical Rate of Return & Current Charges
		Premium Outlay	Death Benefit	Accumulated Value	Cash Surr Value	Premium Outlay	Death Benefit	Accumulated Value	Cash Surr Value
1	41	$3,000	$252,160	$2,160	$0	$3,000	$252,164	$2,164	$0
2	42	$3,000	$254,249	$4,249	$0	$3,000	$254,259	$4,259	$0
3	43	$3,000	$256,259	$6,259	$401	$3,000	$256,279	$6,279	$422
4	44	$3,000	$258,185	$8,185	$2,328	$3,000	$258,218	$8,218	$2,360
5	45	$3,000	$260,024	$10,024	$4,167	$3,000	$260,072	$10,072	$4,214
6	46	$3,000	$261,772	$11,772	$6,890	$3,000	$261,837	$11,837	$6,955
7	47	$3,000	$263,431	$13,431	$9,526	$3,000	$263,516	$13,516	$9,611
8	48	$3,000	$265,013	$15,013	$12,083	$3,000	$265,119	$15,119	$12,189
9	49	$3,000	$266,528	$16,528	$14,575	$3,000	$266,661	$16,661	$14,708
10	50	$3,000	$267,968	$17,968	$16,991	$3,000	$268,154	$18,154	$17,176
15	55	$3,000	$274,806	$24,806	$24,806	$3,000	$276,146	$26,146	$26,146
20	60	$3,000	$277,650	$27,650	$27,650	$3,000	$283,790	$33,790	$33,790
25	65	$3,000	$274,499	$24,499	$24,499	$3,000	$287,924	$37,924	$37,924
30	70	$3,000	$262,474	$12,474	$12,474	$3,000	$286,384	$36,384	$36,384
35	75	$0	$0	$0	$0	$3,000	$275,675	$25,675	$25,675
40	80	$0	$0	$0	$0	$3,000	$251,197	$1,197	$1,197
45	85	$0	$0	$0	$0	$0	$0	$0	$0
50	90	$0	$0	$0	$0	$0	$0	$0	$0
55	95	$0	$0	$0	$0	$0	$0	$0	$0
60	100	$0	$0	$0	$0	$0	$0	$0	$0
65	105	$0	$0	$0	$0	$0	$0	$0	$0
70	110	$0	$0	$0	$0	$0	$0	$0	$0
75	115	$0	$0	$0	$0	$0	$0	$0	$0
80	120	$0	$0	$0	$0	$0	$0	$0	$0
81	121	$0	$0	$0	$0	$0	$0	$0	$0

HYPOTHETICAL ILLUSTRATIONS

VARIABLE UNIVERSAL LIFE II

Hypothetical Illustration

Based on 6% Rate of Return

Issue Age:	40
Risk Class:	Standard Non-tobacco
Death Benefit Option:	Option 1 (Level)
Face Amount:	$250,000
Sex:	Male
Annual Premiums:	$3,000

End of Contract Year	Age	6% (5.14% net) Hypothetical Rate of Return & Maximum Charges				6% (5.14% net) Hypothetical Rate of Return & Current Charges
		Premium Outlay	Death Benefit	Accumulated Value	Cash Surr Value	Premium Outlay	Death Benefit	Accumulated Value	Cash Surr Value
1	41	$3,000	$250,000	$2,314	$0	$3,000	$250,000	$2,318	$0
2	42	$3,000	$250,000	$4,693	$0	$3,000	$250,000	$4,705	$0
3	43	$3,000	$250,000	$7,135	$1,277	$3,000	$250,000	$7,158	$1,301
4	44	$3,000	$250,000	$9,635	$3,777	$3,000	$250,000	$9,674	$3,817
5	45	$3,000	$250,000	$12,191	$6,333	$3,000	$250,000	$12,251	$6,394
6	46	$3,000	$250,000	$14,802	$9,920	$3,000	$250,000	$14,888	$10,006
7	47	$3,000	$250,000	$17,473	$13,568	$3,000	$250,000	$17,589	$13,684
8	48	$3,000	$250,000	$20,216	$17,286	$3,000	$250,000	$20,369	$17,439
9	49	$3,000	$250,000	$23,044	$21,092	$3,000	$250,000	$23,242	$21,289
10	50	$3,000	$250,000	$25,954	$24,977	$3,000	$250,000	$26,265	$25,288
15	55	$3,000	$250,000	$43,112	$43,112	$3,000	$250,000	$45,001	$45,001
20	60	$3,000	$250,000	$61,717	$61,717	$3,000	$250,000	$69,115	$69,115
25	65	$3,000	$250,000	$80,938	$80,938	$3,000	$250,000	$97,782	$97,782
30	70	$3,000	$250,000	$99,435	$99,435	$3,000	$250,000	$132,674	$132,674
35	75	$3,000	$250,000	$115,116	$115,116	$3,000	$250,000	$175,290	$175,290
40	80	$3,000	$250,000	$121,769	$121,769	$3,000	$250,000	$231,495	$231,495
45	85	$3,000	$250,000	$101,443	$101,443	$3,000	$321,369	$306,065	$306,065
50	90	$0	$0	$0	$0	$3,000	$414,456	$394,720	$394,720
55	95	$0	$0	$0	$0	$3,000	$511,854	$506,786	$506,786
60	100	$0	$0	$0	$0	$3,000	$661,256	$654,709	$654,709
65	105	$0	$0	$0	$0	$3,000	$845,800	$837,426	$837,426
70	110	$0	$0	$0	$0	$3,000	$1,072,569	$1,061,949	$1,061,949
75	115	$0	$0	$0	$0	$3,000	$1,347,877	$1,334,532	$1,334,532
80	120	$0	$0	$0	$0	$3,000	$1,676,600	$1,660,000	$1,660,000
81	121	$0	$0	$0	$0	$3,000	$1,749,000	$1,731,683	$1,731,683

HYPOTHETICAL ILLUSTRATIONS

VARIABLE UNIVERSAL LIFE II

Hypothetical Illustration

Based on 6% Rate of Return

Issue Age:	40
Risk Class:	Standard Non-tobacco
Death Benefit Option:	Option 2 (Variable)
Face Amount:	$250,000
Sex:	Male
Annual Premiums:	$3,000

End of Contract Year	Age	6% (5.14% net) Hypothetical Rate of Return & Maximum Charges				6% (5.14% net) Hypothetical Rate of Return & Current Charges
		Premium Outlay	Death Benefit	Accumulated Value	Cash Surr Value	Premium Outlay	Death Benefit	Accumulated Value	Cash Surr Value
1	41	$3,000	$252,310	$2,310	$0	$3,000	$252,314	$2,314	$0
2	42	$3,000	$254,681	$4,681	$0	$3,000	$254,693	$4,693	$0
3	43	$3,000	$257,108	$7,108	$1,251	$3,000	$257,132	$7,132	$1,274
4	44	$3,000	$259,587	$9,587	$3,730	$3,000	$259,626	$9,626	$3,769
5	45	$3,000	$262,114	$12,114	$6,256	$3,000	$262,173	$12,173	$6,316
6	46	$3,000	$264,685	$14,685	$9,802	$3,000	$264,770	$14,770	$9,887
7	47	$3,000	$267,303	$17,303	$13,398	$3,000	$267,418	$17,418	$13,513
8	48	$3,000	$269,979	$19,979	$17,049	$3,000	$270,130	$20,130	$17,200
9	49	$3,000	$272,728	$22,728	$20,775	$3,000	$272,922	$22,922	$20,969
10	50	$3,000	$275,540	$25,540	$24,562	$3,000	$275,849	$25,849	$24,872
15	55	$3,000	$291,748	$41,748	$41,748	$3,000	$293,763	$43,763	$43,763
20	60	$3,000	$307,884	$57,884	$57,884	$3,000	$316,427	$66,427	$66,427
25	65	$3,000	$321,331	$71,331	$71,331	$3,000	$341,556	$91,556	$91,556
30	70	$3,000	$327,540	$77,540	$77,540	$3,000	$367,705	$117,705	$117,705
35	75	$3,000	$318,834	$68,834	$68,834	$3,000	$390,525	$140,525	$140,525
40	80	$3,000	$279,002	$29,002	$29,002	$3,000	$403,115	$153,115	$153,115
45	85	$0	$0	$0	$0	$3,000	$375,372	$125,372	$125,372
50	90	$0	$0	$0	$0	$3,000	$265,659	$15,659	$15,659
55	95	$0	$0	$0	$0	$0	$0	$0	$0
60	100	$0	$0	$0	$0	$0	$0	$0	$0
65	105	$0	$0	$0	$0	$0	$0	$0	$0
70	110	$0	$0	$0	$0	$0	$0	$0	$0
75	115	$0	$0	$0	$0	$0	$0	$0	$0
80	120	$0	$0	$0	$0	$0	$0	$0	$0
81	121	$0	$0	$0	$0	$0	$0	$0	$0

HYPOTHETICAL ILLUSTRATIONS

VARIABLE UNIVERSAL LIFE II

Hypothetical Illustration

Based on 10% Rate of Return

Issue Age:	40
Risk Class:	Standard Non-tobacco
Death Benefit Option:	Option 1 (Level)
Face Amount:	$250,000
Sex:	Male
Annual Premiums:	$3,000

End of Contract Year	Age	10% (9.14% net) Hypothetical Rate of Return & Maximum Charges				10% (9.14% net) Hypothetical Rate of Return & Current Charges
		Premium Outlay	Death Benefit	Accumulated Value	Cash Surr Value	Premium Outlay	Death Benefit	Accumulated Value	Cash Surr Value
1	41	$3,000	$250,000	$2,414	$0	$3,000	$250,000	$2,418	$0
2	42	$3,000	$250,000	$4,993	$0	$3,000	$250,000	$5,005	$0
3	43	$3,000	$250,000	$7,744	$1,886	$3,000	$250,000	$7,769	$1,912
4	44	$3,000	$250,000	$10,675	$4,817	$3,000	$250,000	$10,719	$4,861
5	45	$3,000	$250,000	$13,796	$7,938	$3,000	$250,000	$13,865	$8,008
6	46	$3,000	$250,000	$17,120	$12,238	$3,000	$250,000	$17,222	$12,340
7	47	$3,000	$250,000	$20,666	$16,761	$3,000	$250,000	$20,808	$16,903
8	48	$3,000	$250,000	$24,463	$21,533	$3,000	$250,000	$24,655	$21,725
9	49	$3,000	$250,000	$28,543	$26,591	$3,000	$250,000	$28,841	$26,888
10	50	$3,000	$250,000	$32,922	$31,944	$3,000	$250,000	$33,371	$32,393
15	55	$3,000	$250,000	$61,979	$61,979	$3,000	$250,000	$64,447	$64,447
20	60	$3,000	$250,000	$103,476	$103,476	$3,000	$250,000	$112,827	$112,827
25	65	$3,000	$250,000	$164,534	$164,534	$3,000	$250,000	$187,389	$187,389
30	70	$3,000	$299,722	$258,381	$258,381	$3,000	$350,877	$302,480	$302,480
35	75	$3,000	$426,662	$398,750	$398,750	$3,000	$510,828	$477,409	$477,409
40	80	$3,000	$638,450	$608,048	$608,048	$3,000	$781,987	$744,750	$744,750
45	85	$3,000	$955,503	$910,003	$910,003	$3,000	$1,200,325	$1,143,167	$1,143,167
50	90	$3,000	$1,401,502	$1,334,763	$1,334,763	$3,000	$1,809,798	$1,723,617	$1,723,617
55	95	$3,000	$1,980,758	$1,961,147	$1,961,147	$3,000	$2,627,502	$2,601,487	$2,601,487
60	100	$3,000	$2,952,755	$2,923,520	$2,923,520	$3,000	$4,009,530	$3,969,832	$3,969,832
65	105	$3,000	$4,377,266	$4,333,927	$4,333,927	$3,000	$6,081,759	$6,021,544	$6,021,544
70	110	$3,000	$6,453,503	$6,389,606	$6,389,606	$3,000	$9,174,461	$9,083,625	$9,083,625
75	115	$3,000	$9,453,404	$9,359,806	$9,359,806	$3,000	$13,749,187	$13,613,056	$13,613,056
80	120	$3,000	$13,738,201	$13,602,180	$13,602,180	$3,000	$20,435,285	$20,232,955	$20,232,955
81	121	$3,000	$14,788,342	$14,641,923	$14,641,923	$3,000	$22,094,887	$21,876,126	$21,876,126

HYPOTHETICAL ILLUSTRATIONS

VARIABLE UNIVERSAL LIFE II

Hypothetical Illustration

Based on 10% Rate of Return

Issue Age:	40
Risk Class:	Standard Non-tobacco
Death Benefit Option:	Option 2 (Variable)
Face Amount:	$250,000
Sex:	Male
Annual Premiums:	$3,000

End of Contract Year	Age	10% (9.14% net) Hypothetical Rate of Return & Maximum Charges				10% (9.14% net) Hypothetical Rate of Return & Current Charges
		Premium Outlay	Death Benefit	Accumulated Value	Cash Surr Value	Premium Outlay	Death Benefit	Accumulated Value	Cash Surr Value
1	41	$3,000	$252,410	$2,410	$0	$3,000	$252,414	$2,414	$0
2	42	$3,000	$254,979	$4,979	$0	$3,000	$254,992	$4,992	$0
3	43	$3,000	$257,715	$7,715	$1,857	$3,000	$257,740	$7,740	$1,883
4	44	$3,000	$260,621	$10,621	$4,764	$3,000	$260,665	$10,665	$4,808
5	45	$3,000	$263,707	$13,707	$7,849	$3,000	$263,776	$13,776	$7,918
6	46	$3,000	$266,981	$16,981	$12,099	$3,000	$267,082	$17,082	$12,200
7	47	$3,000	$270,460	$20,460	$16,555	$3,000	$270,600	$20,600	$16,695
8	48	$3,000	$274,169	$24,169	$21,239	$3,000	$274,358	$24,358	$21,428
9	49	$3,000	$278,138	$28,138	$26,185	$3,000	$278,431	$28,431	$26,479
10	50	$3,000	$282,377	$32,377	$31,400	$3,000	$282,822	$32,822	$31,845
15	55	$3,000	$309,925	$59,925	$59,925	$3,000	$312,571	$62,571	$62,571
20	60	$3,000	$346,805	$96,805	$96,805	$3,000	$358,075	$108,075	$108,075
25	65	$3,000	$394,857	$144,857	$144,857	$3,000	$424,648	$174,648	$174,648
30	70	$3,000	$455,333	$205,333	$205,333	$3,000	$519,842	$269,842	$269,842
35	75	$3,000	$528,064	$278,064	$278,064	$3,000	$654,128	$404,128	$404,128
40	80	$3,000	$605,444	$355,444	$355,444	$3,000	$842,101	$592,101	$592,101
45	85	$3,000	$665,787	$415,787	$415,787	$3,000	$1,082,998	$832,998	$832,998
50	90	$3,000	$668,343	$418,343	$418,343	$3,000	$1,371,644	$1,121,644	$1,121,644
55	95	$3,000	$555,427	$305,427	$305,427	$3,000	$1,722,616	$1,472,616	$1,472,616
60	100	$3,000	$252,080	$2,080	$2,080	$3,000	$2,152,995	$1,902,995	$1,902,995
65	105	$0	$0	$0	$0	$3,000	$2,634,700	$2,384,700	$2,384,700
70	110	$0	$0	$0	$0	$3,000	$3,196,525	$2,946,525	$2,946,525
75	115	$0	$0	$0	$0	$3,000	$3,826,755	$3,576,755	$3,576,755
80	120	$0	$0	$0	$0	$3,000	$4,489,183	$4,239,183	$4,239,183
81	121	$0	$0	$0	$0	$3,000	$4,620,192	$4,370,192	$4,370,192

SALES AND OTHER AGREEMENTS

Thrivent Investment Management Inc., 625 Fourth Avenue South, Minneapolis, Minnesota 55415, an indirect subsidiary of Thrivent Financial, is a registered broker-dealer and acts as principal underwriter and distributor of the Contracts pursuant to a distribution agreement with us. Thrivent Investment Management Inc. also acts as the distributor of a number of other variable annuity and variable life insurance contracts we offer.

The financial representative in this transaction is a duly licensed registered representative of Thrivent Investment Management Inc. and is also an appointed insurance agent of Thrivent Financial. The financial representative receives commissions and other incentives, which may be substantial, from Thrivent Financial in return for serving as its agent for the sale of the Contracts. This compensation is separate from, and in addition to, any fee you may be paying for investment advisory services, including financial planning services, and may vary depending on the size of the Contract purchased, the total number of insurance contracts or annuity contracts sold by the financial representative, and other factors including whether you currently own a product sold by Thrivent Financial or our affiliates. The commissions that the financial representative receives typically will increase as the size of the Contract increases, but will not result in any charge to you in addition to the charges already described in this prospectus. (Commissions and other incentives are described below.) As a result, the financial representative may have a conflict of interest if he or she is acting as your representative for investment advisory services and acting as an agent of ours for purposes of the sale of the Contract.

Our financial representatives sell almost exclusively insurance and annuity products of ours. It is more profitable for us and our affiliates if you purchase products issued by us instead of those issued by other insurance companies. As a result, we have a financial interest in the sale of the Contract, and an incentive to recommend that you purchase a contract issued by Thrivent Financial instead of a contract issued by another company. Sales of Thrivent Financial insurance products, which include variable annuity and variable life insurance contracts, help support our mission of service to congregations and communities. This gives both the organization and our members an opportunity to promote volunteerism, aid those in need, strengthen non-profit organizations and address critical community needs.

In addition, compensation varies by product type. As a result, your financial representative in this transaction may have a financial incentive to recommend that you purchase one product instead of another.

From time to time and in accordance with applicable laws and regulations, financial representatives are eligible for various incentives. These include cash incentives such as bonuses and sales incentives, and non-cash incentives such as conferences, seminars and trips. Sales of Contracts may help the financial representative in this transaction and/or his or her supervisors qualify for such incentives. Compensation consists of commissions, bonuses and promotional incentives. We pay commissions to the financial representative ranging from 20% to 60% of the initial target premium when you purchase the contract. In addition, we pay 20% of the 2nd target premium and 10% of the 3rd target premium. Additionally, we will pay 3% on premiums that exceed the target premium. We determine the target premium, which varies by age, sex and risk classification of the insured at the time of issue as well as by the specified amount of the contract. We do not pay or withhold payment of commissions based on the Subaccounts to which you select to allocate your premiums. Your financial representative may receive cash bonuses ranging from 0% to 50% of base commission, if eligible.

In addition to commissions, we may pay or provide other promotional incentives. Financial representatives may be eligible for promotional incentives depending on the level of their sales of these contracts as well as the other products we offer. These promotional incentives may include, but are not limited to:

♦	sponsorship of marketing, educational, compliance meetings and conferences, including subsidy of

SALES AND OTHER AGREEMENTS

travel, meal, lodging, entertainment and other expenses related to these meetings;

♦	marketing support related to sales of the Contract including for example, the creation of marketing materials and advertising; and

♦	providing services to Contract Owners.

These promotional incentives or reimbursements may be calculated as a percentage of the financial representative’s total assets attributable to sales of the Contract or may be a fixed dollar amount. This additional compensation may provide an incentive for the financial representative to favor the Contracts over other products.

In addition, our home office employees, as well as our field management personnel who manage our financial representatives, are eligible to receive incentive compensation, based on the amount of sales by the financial representatives of ours and others insurance and annuity products.

LEGAL PROCEEDINGS

There are no legal proceedings to which the Variable Account is a party or to which the assets of the Variable Account are subject. Neither Thrivent Financial nor Thrivent Investment Management is involved in any litigation that is of material importance in relation to their total assets or that relates to the Variable Account.

FINANCIAL STATEMENTS

The financial statements of Thrivent Financial are contained in the statement of additional information.

This prospectus does not contain financial statements for the separate account because it has not yet commenced operations, has no assets or liabilities and it has received no income nor incurred any expenses as of the date of this prospectus.

DEFINITIONS

Account Ratio: The Account Ratio is used to allocate monthly deductions, partial surrenders, transfers and contract loans among Subaccounts and Fixed Accounts. The Account Ratio for any Subaccount or Fixed Accounts is the ratio of the Accumulated Value in that Subaccount or Fixed Accounts to the Accumulated Value of the Contract less any Debt.

Accumulated Value: The total value of the Contract. Accumulated Value equals the sum of the Subaccounts the Fixed Accounts, and the Loan Account.

Accumulation Unit: A unit of measure used to calculate the Accumulated Value in each Subaccount of the Variable Account.

Accumulation Unit Value: On any Valuation Date, the value of the Accumulation Unit of each Subaccount of the Variable Account.

Additional Benefits: Benefits provided by riders, if any, attached to the Contract.

Application: The form completed by the applicant(s) for the Contract or requesting a change to the Contract. The completed Application includes information needed by Thrivent Financial in order to evaluate and classify risk. The Application includes the original application and all amendments and supplements to the application.

Attained Age: Attained Age on any day is the Insured’s age on the Contract Anniversary on or immediately prior to that day.

Automatic Asset Rebalancing: An elective feature of the Contract that provides an automatic rebalancing of Accumulated Values of Subaccounts in accordance with rebalancing percentages that you elect.

Beneficiary: The person(s) named by the Contract Owner to receive the Death Proceeds under the Contract. A Beneficiary need not be a natural person.

Cash Surrender Value: The Accumulated Value of the Contract less any applicable Decrease Charges; outstanding Debt; and any unpaid monthly deductions.

Commuted Value: The present value of any remaining future payments for the rest of a guaranteed payment period.

Contract: The flexible premium variable adjustable life insurance contract (Thrivent Financial Variable Universal Life II) offered by us (Thrivent Financial) and described in this prospectus. The entire Contract consists of the Contract, any Additional Benefits, amendments, endorsements, Application and articles of incorporation and bylaws.

Contract Anniversary: The same date in each succeeding year as the Date of Issue.

Contract Date: The latest of the (1) Date of Issue; (2) the date we receive in Good Order the first premium payment at our Service Center; or (3) the date we approve this Contract to be issued.

Contract Year: The 12-month period following the Date of Issue or a Contract Anniversary. The Contract Year is always based upon the time elapsed since the Date of Issue.

Date of Issue: The date when we issue the Contract. This date will be specified in the Contract and may be different from the Contract Date. The Date of Issue is the date as of which we begin to apply deductions from your Accumulated Value.

DCA Fixed Account: This account is established when you set up the Dollar Cost Averaging plan. Net Premiums are directed to this account for subsequent monthly transfers into Subaccounts according to your allocation instructions. The amount in the DCA Fixed Account is credited with an interest rate that is determined when the payment is allocated to the DCA Fixed Account. The interest rate is effective for 12 months from the date of allocation. The DCA Fixed

DEFINITIONS

Account is part of our General Account and is not a Subaccount. The DCA Fixed Account is included as part of the Accumulated Value of your Contract.

Death Benefit: The amount of benefit that provides the basis for the Death Proceeds calculation. The Death Benefit on any day depends upon the Death Benefit Option in effect on that day.

Death Benefit Option: Either of the two methods used to determine the Death Benefit. The option is selected in the Application and may be changed anytime prior to Attained Age 121.

Death Proceeds: The amount paid upon the death of the Insured. The amount is paid to a Beneficiary designated by the Contract Owner.

Debt: All unpaid contract loans plus accrued interest.

Decrease Charge: A Decrease Charge compensates us for expenses associated with underwriting, issuing and distributing the Contract. The charge applies to decreases in the Face Amount or partial surrenders that result in a decrease in Face Amount during the first 10 Contract Years (or first 10 years following an increase in Face Amount on the increased amount). We calculate the amount of the Decrease Charge at the time of the reduction in Face Amount or surrender. We do not deduct this amount until the next Monthly Anniversary or upon surrender or lapse, if earlier.

Dollar Cost Averaging: An elective program that systematically moves dollars from either the DCA Fixed Account or the Money Market Subaccount.

Face Amount: The amount of life insurance provided by the Contract exclusive of any Additional Benefits. The Face Amount of your Contract may change, as described in your Contract.

Fixed Account: An investment allocation option that credits an interest rate. The Fixed Account is part of our General Account. The Fixed Account is not a Subaccount.

Fixed Accounts: Amounts held in the Fixed Account and DCA Fixed Account.

Free Look Period: The period of time during which you have the right to examine and cancel your Contract and receive, in most states, a refund equal to the Contract’s Accumulated Value plus premium expense charge and any monthly deduction made.

Fund: Thrivent Series Fund, Inc., the mutual fund described in the prospectus included with this prospectus consisting of several Portfolios that underlie Subaccounts of the Variable Account.

General Account: The General Account includes all assets we own that are not in the Variable Account or any other separate account.

Good Order: Any request that is submitted with any and all required forms, information, authorization, and funds, received at our Service Center in Appleton, Wisconsin.

Insurance Coverage Amount: The Face Amount plus any amount of insurance on the Insured provided by a term life insurance rider attached to this contract.

Insured: The person on whose life the Contract is issued.

Internal Revenue Code: The Internal Revenue Code of 1986, as amended.

Issue Age: The age of the Insured as of his or her last birthday on the Date of Issue.

Loan Account: When you obtain a loan, Accumulated Value equal to the amount of the loan is taken from the Subaccounts and moved to a Loan Account. Amounts transferred to the Loan Account are invested with our

DEFINITIONS

General Account assets. The Loan Account is equal to the amount transferred from any Subaccount, and/or Fixed Accounts to secure the loan less accumulated value transferred from the Loan Account to a Subaccount and the Fixed Accounts as a result of repayment of Debt plus the amount by which the accrued interest charged exceeds the amount of interest credited.

Monthly Anniversary: The date each month on which we deduct charges from Accumulated Value. These monthly deductions occur once each month on the nearest Valuation Date, on or preceding the day of the month which corresponds to the day of the month that we issued the Contract.

Net Premium: The amount of each premium that is applied to the Subaccounts of the Variable Account or to the Fixed Accounts. The Net Premium is equal to the premium paid less the Percent of Premium Charge.

No-Lapse Guarantee: A Contract provision that guarantees that insurance coverage will not lapse in the event your Cash Surrender Value is not adequate to cover the current monthly deductions. There are two levels of No-Lapse Guarantees available: 10-year and extended. You must meet the premium requirements a No-Lapse Guarantee for the Contract to remain in force in the event your Cash Surrender Value is not adequate.

No-Lapse Guarantee Premium: The minimum monthly premium required to keep the No-Lapse Guarantees in effect. Different combinations of age, sex, risk class, Face Amount, Death Benefit Option and additional benefits will result in different No-Lapse Guarantee Premiums.

Notice: A request signed by the Contract Owner, received in Good Order by us at our Service Center and satisfactory in form and content to us.

Owner: The person or entity who owns the Contract.

Percent of Premium Charge: 5% of each premium while the Face Amount is less than $250,000 otherwise 4% of each premium.

Service Center: Our office located at 4321 North Ballard Road, Appleton, Wisconsin 54919-0001. Telephone: (800) 847-4836. E-mail: mail@thrivent.com.

Subaccount: A subdivision of the Variable Account. Each Subaccount invests exclusively in the shares of a corresponding Portfolio of the Fund.

Thrivent Financial: Thrivent Financial for Lutherans, a fraternal benefit society organized under the laws of the State of Wisconsin, owned by and operated for its members. Thrivent Financial is the issuer of the Contract.

Thrivent Financial representative: A person who is appropriately licensed by state insurance department officials to sell the Contract, and is a licensed registered representative of Thrivent Investment Management Inc.

Thrivent Investment Management: Thrivent Investment Management Inc., an indirect subsidiary of Thrivent Financial and a registered broker-dealer and investment adviser. It serves as principal underwriter of the Contract.

Valuation Date: Any day upon which the New York Stock Exchange is open for regular trading.

Valuation Period: The period from the end of one Valuation Date to the end of the next Valuation Date.

Variable Account: Thrivent Variable Life Account I, a segregated asset account that is separate from our General Account.

we, us, our: Thrivent Financial.

you, your: The Owner of the Contract.

STATEMENT OF ADDITIONAL INFORMATION

THRIVENT FINANCIAL FOR LUTHERANS AND THE VARIABLE ACCOUNT
ADDITIONAL INFORMATION ABOUT OPERATION OF CONTRACTS AND REGISTRANT
Entire Contract
Beneficiaries
Assignment of Ownership
Successor Owners
Rights we Reserve
Basis of Computations
Reports to Contract Owners
Incontestability
Statements in the Application
Misstatement of Age or Sex
Suicide Exclusion
PREMIUMS
PRINCIPAL UNDERWRITER
STANDARD AND POOR’S DISCLAIMER
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND FINANCIAL STATEMENTS

To learn more about the Contract, you should read the Statement of Additional Information (SAI) that is incorporated by reference into this prospectus. The table of contents for the SAI appears on the last page of this prospectus. The prospectus and the SAI are available upon request. You can get these documents and all other documents required to be filed with the SEC free by the following means:

Notice:

Thrivent Financial for Lutherans

Service Center

4321 North Ballard Road

Appleton, WI 54919-0001

E-Mail Address:

mail@thrivent.com

Toll-Free Telephone Number:

(800) 847-4836

We will furnish upon request a copy of personalized illustrations of your Contract’s Death Benefits, Cash Surrender Values, and Accumulated Values.

You can also review and get copies of the prospectus, SAI and annual report by visiting the Securities and Exchange Commission’s Public Reference Room in Washington, DC. Information on the operation of the public reference room may be obtained by calling (202) 551-8090. Reports and other information about Thrivent Variable Life Account I are available on the Commission’s Internet site at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by writing to the Public Reference Section of the Commission, U.S. Securities & Exchange Commission, 100 F Street, N.E., Washington, DC 20549-0102.

Thrivent Variable Life Account I

1933 Act Registration No. 333-148578

1940 Act Registration No. 811-08289

No person has been given the authority to give any information or to make any representations other than those contained in these prospectuses. If given or made, such information or representations must not be relied upon as having been authorized. These prospectuses do not constitute an offer to any person in a state where it is unlawful to make such an offer.

Thrivent Financial for Lutherans®

The variable life contract described herein is issued by Thrivent Financial for Lutherans, 625 Fourth Avenue South, Minneapolis, MN 55415, and distributed by Thrivent Investment Management Inc., 625 Fourth Avenue South, Minneapolis, MN 55415, a subsidiary of Thrivent Financial for Lutherans.

32015PR N4-08

Contract Forms V-VM-VUL(07) and ICC07V-VM-VUL

THRIVENT VARIABLE LIFE ACCOUNT I

Statement of Additional Information

Dated April 30, 2008

Flexible Premium Variable Adjustable Life Insurance Contract

Offered By:

THRIVENT FINANCIAL FOR LUTHERANS

Service Center:	Corporate Office:
4321 North Ballard Road Appleton, WI 54919-0001 Telephone: 800-THRIVENT E-mail: mail@thrivent.com	625 Fourth Avenue South Minneapolis, MN 55415 Telephone: 800-THRIVENT E-mail: mail@thrivent.com

This Statement of Additional Information (SAI) contains additional information about the Thrivent Financial Variable Universal Life II contract, a flexible premium variable adjustable life insurance contract (contract) offered by Thrivent Financial for Lutherans (Thrivent Financial) to persons eligible for membership in Thrivent Financial. This SAI is not a prospectus and should be read together with the prospectus for the contract dated April 30, 2008. Terms used in this SAI that are not otherwise defined herein have the same meanings given to them in the prospectus that is incorporated by reference. A copy of the prospectus may be obtained at no charge by writing Thrivent Financial (attention: Thrivent Financial Service Center) at 4321 North Ballard Road, Appleton, WI 54919, or by calling (800) 847-4836.

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THRIVENT FINANCIAL FOR LUTHERANS AND THE VARIABLE ACCOUNT

Thrivent Financial, a fraternal benefit society owned and operated for its members, was organized in 1902 under the laws of the State of Wisconsin. Thrivent Financial is currently licensed to transact life insurance business in all 50 states and the District of Columbia. Thrivent Financial began operating by its current name on or about May 21, 2002.

Thrivent Variable Life Account I (the “Variable Account’) is a separate account of ours, which was established on May 8, 1997. The Variable Account is registered with the Securities and Exchange Commission (“SEC”) as a unit investment trust under the Investment Company Act of 1940. Such registration does not involve supervision by the SEC of the management or investment policies or practices of the Variable Account.

ADDITIONAL INFORMATION ABOUT OPERATION OF CONTRACTS AND REGISTRANT

Entire Contract

Your entire insurance contract consists of:

•	the contract including any attached riders, amendments or endorsements;

•	the application(s) attached to the contract; and

•	the Thrivent Financial Articles of Incorporation and Bylaws and all amendments to them. Benefits will not be reduced or eliminated by any future amendments to our Articles of Incorporation or Bylaws.

Beneficiaries

The beneficiary is the person, entity or organization you name to receive the death proceeds after the insured’s death. You may name one or more beneficiaries to receive the death proceeds. Thrivent Financial’s Bylaws list those eligible to be named as beneficiaries. You will classify each beneficiary as primary or contingent. Upon the insured’s death, we will pay the death proceeds in the following order:

•	to the primary beneficiaries . If none are living, then;

•	to the contingent beneficiaries. If none are living, then;

•	to the owner or if the insured is the owner, to the Insured’s estate.

Unless you specify otherwise, each beneficiary in the same class of beneficiaries will have an equal share in any death proceeds payable.

If a beneficiary dies simultaneously with the insured or within 15 days after the death of the insured, we will consider the beneficiary to have died before the insured for purposes of paying the death proceeds.

You may change beneficiaries by giving notice, while the insured is living, to our Service Center. The new beneficiary must be eligible under our Bylaws. The effective date of the change will be the date you sign the notice or, if the notice is not dated, the date it is received in good order at our Service Center. We are not liable for any payments made or actions taken by us before we receive notice.

Assignment of Ownership

You may transfer ownership of your contract, if the new owner is eligible under Thrivent Financial’s Bylaws, or assign your contract as collateral while the insured is living, by giving notice to our Service Center. This may limit your rights to the accumulated value and the beneficiary’s rights to the death proceeds. Any debt on this contract will have prior claim over any assignment. Transfer of ownership will be effective as of the date you sign the notice or, if the notice is not dated, on the date the notice is received at our Service Center. We are not liable for any payment made or action taken before we receive notice. We are not responsible for the validity or effect of any transfer of ownership.

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Before you consider assigning, selling, pledging or transferring your contract, you should consider the tax implications. See “Federal Tax Matters” in the prospectus for more information.

The interest of any beneficiary will be subject to any collateral assignment. Any indebtedness and interest charged against your contract or any agreement for a reduction in benefits shall have priority over the interest of any owner, beneficiary or collateral assignee under the contract.

Successor Owners

If you are the owner of the contract but you are not the insured, you may name a successor owner who will become the owner if you die before the insured. If you do not designate a successor owner or no successor owner survives you, your estate will become the new owner upon your death. You may designate or change a successor owner by submitting notice to our Service Center. The successor owner must be eligible under our Bylaws. The new successor owner will be effective as of the date you sign the notice or, if Notice is not dated, on the date the notice is received at our Service Center. We are not liable for any payment made or action taken before we receive notice. We are not responsible for the validity or effect of any transfer of ownership.

Rights We Reserve

We may have to reject a premium if applicable law mandates such action. We may also be required to block a contract owner’s account and thereby refuse any request for transfers, partial surrenders, surrenders, loans or death proceeds, until instructions are received from the appropriate regulator.

Subject to applicable law, we reserve the right to make certain changes if we determine they would serve your interests or if it would be appropriate in carrying out the purposes of the contract. When it is required, we will obtain your approval or regulatory approval. Some examples of such changes we may make include, but are not limited to:

•	operating the variable account in any form allowed under the 1940 Act or in any other form allowed by law;

•	adding, deleting, combining or modifying subaccounts in the variable account;

•	restricting or eliminating any voting rights of contract owners or other persons who have voting rights as to the variable account;

•	adding, deleting or substituting, for the portfolio shares held in any subaccount, the shares of another portfolio of the Fund or the shares of another fund or any other investment allowed by law;

•	making any amendments to the contracts necessary for the contracts to comply with the provisions of the Code or any other applicable federal or state law; and

•

substituting the shares of any registered investment company for shares of any other registered investment company already purchased or to be purchased in the future by the variable account provided that the substitution has been approved by the SEC.

Basis of Computations

Contract values, reserves and net single premiums are based on the 2001 CSO ALB Mortality Table(s) shown in the contract. We use an interest rate of 3.55% per year the first 10 contract years and 3.20% per year thereafter. Age used is age last birthday. A detailed statement of the method of computing accumulated value has been filed with the insurance supervisory officials of the state in which the contract is delivered. Values are not less than the minimum values required by law.

3

Reports to Contract Owners

At least once each contract year, we will send you a report concerning the status of your contract. There is no charge for this report.

We will mail your report to your last known address unless prior mailings have been returned undeliverable to us. We will make a reasonable effort in these situations to locate you in order to continue mailing your report and other related documents. Please notify the Service Center if your address has changed.

We will also send periodic reports with financial information on the portfolios, including information on the investments held in each portfolio as required by the SEC.

We will send confirmation notices during the year reflecting certain contract transactions.

Upon request, we will send you an illustration of hypothetical values for the contract. We may charge a reasonable fee for each illustration requested.

Incontestability

We will not contest the validity of the contract after it has been in force, during the lifetime of the insured, for two years from the date of issue except for any provisions granting benefits in the event of total disability. We will not contest the validity of an increase in the face amount after it has been in effect, during the lifetime of the insured, for two years from the date of increase. Any contest of the validity of the increase will be limited to statements made in the application for the increase. See the contract for more details.

Statements in the Application

Statements made in the application will be treated as representations and not warranties. We will not use any statement to void the contract or to deny a claim unless it appears in the application.

Misstatement of Age or Sex

If the insured’s age or sex has been misstated, amounts provided by the contract will be adjusted using one of the following methods:

1.	If misstatement is discovered upon the insured’s death, the face amount will be changed to be the amount that would have been provided by the most recent cost of insurance deduction using the correct age and sex. The death proceeds on the date of change will not be less than the cash surrender value prior to the change.

2.	If misstatement is discovered while the insured is living, the accumulated value will be change to be the amount that would have been provided if the correct age and sex had been used to calculate values beginning on the date of issue. However, if this would result in termination of the contract, the accumulated value will not change and the face amount will be changed as in (1) above. All future contract charges will be based on the correct age and sex.

These methods will be revised as necessary for the contract to continue to qualify as life insurance under federal tax law.

Suicide Exclusion

If the Insured dies by suicide within two years after the date of issue, the death proceeds of the contract are limited to premiums paid less the sum of: (1) any debt; and (2) any partial surrenders. If the insured dies by

4

suicide within two years after the effective date of an increase in face amount the death proceeds with respect to the increase are limited to the cost of insurance and per unit charge for the increase.

PREMIUMS

If mandated under applicable law, we may be required to reject an initial premium.

Sometimes we are not able to accept premiums. We reserve the following rights to ensure compliance with provisions in the Internal Revenue Code to retain the tax deferral quality, or exclusion of increases in cash value and death benefits from gross income:

(1)	to accept certain premiums;

(2)	to refund premiums;

(3)	to refund the earnings on premiums; and

(4)	to refund any necessary accumulated value.

PRINCIPAL UNDERWRITER

Thrivent Investment Management Inc. (“Thrivent Investment Management”), 625 Fourth Avenue South, Minneapolis, Minnesota 55415 is an indirect subsidiary of Thrivent Financial and a registered broker-dealer. Thrivent Investment Management is a corporation organized under Delaware law in 1986 and it serves as the principal underwriter of the contracts. Contracts are distributed by financial associates of Thrivent Investment Management. Thrivent Investment Management is a member of the Financial Industry Regulatory Authority (FINRA), and is a broker-dealer registered with the SEC under the Securities Exchange Act of 1934. It also serves as the principal underwriter of other variable accounts established by Thrivent Financial. Thrivent Investment Management’s fiscal year operates on a calendar year basis.

Duly licensed financial associates of Thrivent Investment Management are also licensed by state insurance departments to sell the contracts as registered representatives. Thrivent Investment Management may execute selling agreements with other broker-dealer firms to sell the contracts. In addition, we may retain other firms to serve as principal underwriters of the contracts. We offer the contracts in all states where it is authorized to do so.

Thrivent Investment Management will pay the financial associates commissions and other distribution compensation on the sale of the contracts. This will not result in any charge to you in addition to the charges already described in this prospectus. Thrivent Investment Management pays financial associates a commission of up to 60% of target premium in the first year, up to 20% of the target premium in year two and up to 10% of target premium in year three. In addition to direct compensation, financial associates may be eligible to receive other benefits based on the amount of earned commissions. Compensation may be paid in the form of non-cash compensation, subject to applicable regulatory requirements. We intend to recoup commissions and other sales expenses through fees and charges imposed under the contract. Commissions paid on the contract, including other incentives or payments, are not charged directly to the owners of the variable account.

Thrivent Financial paid underwriting commissions for the last three fiscal years as shown below. Of these amounts, Thrivent Investment Management retained $0.

2005	2006	2007
N/A	N/A	N/A

STANDARD AND POOR’S DISCLAIMER

The contracts are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”). S&P makes no representation or warranty, express or implied, to the

5

owners of the contracts or any member of the public regarding the advisability of investing in securities generally or in the contracts particularly or the ability of the S&P MidCap 400 Index, S&P 500 or the S&P SmallCap 600 Indexes to track general stock market performance. S&P’s only relationship to is the licensing of certain trademarks and trade names of S&P and of the S&P MidCap 400 Index, S&P 500 and S&P 600 SmallCap Indexes which are determined composed and calculated by the S&P without regard to the Licensee or the contracts. S&P is not responsible for, and has not participated in, the determination of the prices and amount of the contract or the timing of the issuance or sale of the contracts or in the determination or calculation of the equation by which the contract is to be converted into cash. S&P has no obligation or liability in connection with administration, marketing or trading of the contracts.

S&P does not guarantee the accuracy and/or the completeness of the S&P MidCap 400 Index, S&P 500 or the S&P 600 SmallCap indexes or any data included therein and S&P shall have no liability for any errors, omissions, or interruptions therein. S&P makes no warranty, express or implied, as to results to be obtained by Thrivent Financial, owners of the contracts, or any other person/entity from the use of the S&P MidCap 400 Index, S&P 500 or the S&P 600 SmallCap indexes or any data included therein. S&P makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the S&P MidCap 400 Index, S&P 500 or the S&P 600 SmallCap indexes or any data included therein. Without limiting any of the foregoing, in no event shall S&P have liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND FINANCIAL STATEMENTS

The consolidated balance sheets of Thrivent Financial as of December 31, 2007 and 2006, as well as the related consolidated statements of operations, members’ equity and cash flows for each of the three years in the period ended December 31, 2007, appearing in this SAI and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, whose address is 220 South Sixth Street, Suite 1400, Minneapolis, Minnesota 55402, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Thrivent Financial included in this SAI and Registration Statement should be considered as bearing only upon the ability of Thrivent Financial to meet its obligations under the Contracts. The value of the interests of owners and beneficiaries under the Contracts are affected primarily by the investment results of the Subaccounts of the Variable Account.

6

Report of Independent Registered Public Accounting Firm

The Board of Directors

Thrivent Financial for Lutherans

We have audited the accompanying consolidated balance sheets of Thrivent Financial for Lutherans (“Thrivent Financial”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, members’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of Thrivent Financial’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of Thrivent Financial’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Thrivent Financial at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in response to new accounting standards, Thrivent Financial changed its method of accounting for its pension plans to adopt Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, effective December 31, 2007.

Minneapolis, Minnesota

February 1, 2008

Thrivent Financial for Lutherans

Consolidated Balance Sheets

As of December 31, 2007 and 2006

(in millions)

	2007	2006
Assets
Fixed maturity securities, at fair value	$28,637	$29,609
Equity securities, at fair value	1,529	1,335
Mortgage loans	7,406	7,135
Contract loans	1,238	1,240
Short-term investments	1,922	1,964
Amounts due from brokers	20	151
Other investments	1,197	853

Total investments	41,949	42,287

Cash and cash equivalents	824	1,008
Accrued investment income	373	378
Receivables	189	205
Deferred acquisition costs	2,152	2,170
Property and equipment, net	147	142
Other assets	33	22
Assets held in separate accounts	13,987	12,738

Total Assets	$59,654	$58,950

Liabilities
Future contract benefits	$13,786	$13,132
Contractholder funds	21,468	22,684
Unpaid claims and claim expenses	208	196
Amounts due to brokers	670	1,074
Securities lending obligation	1,714	1,711
Other liabilities	578	551
Liabilities related to separate accounts	13,987	12,738

Total Liabilities	52,411	52,086
Members’ Equity
Retained earnings	7,212	6,600
Accumulated other comprehensive income	31	264

Total Members’ Equity	7,243	6,864

Total Liabilities and Members’ Equity	$59,654	$58,950

The accompanying notes are an integral part of these consolidated financial statements.

Thrivent Financial for Lutherans

Consolidated Statements of Operations

For the Years Ended December 31, 2007, 2006 and 2005

(in millions)

	2007	2006	2005
Revenues
Premiums	$1,317	$1,256	$1,220
Net investment income	2,384	2,265	2,250
Realized investment gains, net	115	117	83
Contract charges	657	624	600
Other revenue	321	271	244

Total Revenues	4,794	4,533	4,397

Benefits and Expenses
Contract claims and other benefits	1,218	1,167	1,119
Increase in contract reserves	569	523	602
Interest credited	1,029	1,025	998
Dividends to members	293	256	250

Total benefits	3,109	2,971	2,969

Underwriting, acquisition and insurance expenses	642	647	566
Amortization of deferred acquisition costs	243	218	196
Fraternal benefits and expenses	188	185	168

Total expenses	1,073	1,050	930

Total Benefits and Expenses	4,182	4,021	3,899

Net Income	$612	$512	$498

The accompanying notes are an integral part of these consolidated financial statements.

Thrivent Financial for Lutherans

Consolidated Statements of Members’ Equity

For the Years Ended December 31, 2007, 2006 and 2005

(in millions)

	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance as of January 1, 2005	$5,590	$1,056	$6,646
Comprehensive Income (Loss):
Net income	498	—	498
Other comprehensive loss	—	(722)	(722)

Total comprehensive loss			(224)

Balance as of December 31, 2005	6,088	334	6,422
Comprehensive Income (Loss):
Net income	512	—	512
Other comprehensive loss	—	(70)	(70)

Total comprehensive income			442

Balance as of December 31, 2006	6,600	264	6,864
Comprehensive Income (Loss):
Net income	612	—	612
Other comprehensive loss	—	(233)	(233)

Total comprehensive income			379

Balance as of December 31, 2007	$7,212	$31	$7,243

The accompanying notes are an integral part of these consolidated financial statements.

Thrivent Financial for Lutherans

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2007, 2006 and 2005

(in millions)

	2007	2006	2005
Operating Activities
Net income	$612	$512	$498
Adjustments to reconcile net income to net cash provided by operating activities:
Change in contract liabilities and accruals	666	564	620
Change in contractholder funds	(27)	315	574
Change in deferred acquisition costs	32	11	(21)
Realized investment gains, net	(115)	(117)	(83)
Changes in other assets and liabilities	19	(2)	(28)

Net Cash Provided by Operating Activities	1,187	1,283	1,560

Investing Activities
Proceeds from sales, maturities or repayments of fixed maturity securities	9,271	10,433	11,524
Cost of fixed maturity securities acquired	(8,684)	(10,141)	(10,742)
Proceeds from sales of equity securities	1,826	1,360	797
Cost of equity securities acquired	(1,902)	(1,430)	(919)
Proceeds from mortgage loans sold, matured or repaid	870	864	983
Cost of mortgage loans acquired	(1,113)	(1,238)	(1,676)
Sales of fixed maturity securities under mortgage roll program, net	287	309	(816)
Contract loans repaid (issued), net	2	(2)	9
Sales of short-term investments, net	42	125	311
Change in collateral held for securities lending	3	(225)	(353)
Other, net	(784)	(474)	(395)

Net Cash Used in Investing Activities	(182)	(419)	(1,277)

Financing Activities
Universal life and investment contract receipts	1,327	1,398	1,522
Universal life and investment contract withdrawals	(2,516)	(2,338)	(1,924)

Net Cash Used in Financing Activities	(1,189)	(940)	(402)

Net Change in Cash and Cash Equivalents	(184)	(76)	(119)
Cash and Cash Equivalents, Beginning of Year	1,008	1,084	1,203

Cash and Cash Equivalents, End of Year	$824	$1,008	$1,084

The accompanying notes are an integral part of these consolidated financial statements.

Thrivent Financial for Lutherans

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2007, 2006 and 2005

Note 1. Nature of Operations and Significant Accounting Policies

Nature of Operations

Thrivent Financial for Lutherans (“Thrivent Financial”) is a fraternal benefit society providing to its members life insurance and retirement products, disability income and long-term care insurance as well as Medicare supplement insurance. Thrivent Financial is licensed to conduct business throughout the United States and distributes its products to its members through a network of career financial representatives. Thrivent Financial also offers its members additional related financial products and services, such as investment funds and banking and trust services, through its subsidiaries and affiliates.

Significant Accounting Policies

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

Principles of Consolidation

The consolidated financial statements include the accounts of Thrivent Financial and its wholly owned subsidiaries and affiliated entities that are subject to consolidation, which include a stock life insurance company, a broker-dealer, a registered investment advisor, a bank, certain investment funds, a real estate development company, a transfer agent and a property and casualty insurance agency. All significant intercompany transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The significant accounting practices used in preparation of the consolidated financial statements are summarized as follows:

Investments

Fixed maturity securities:  Investments in fixed maturity securities are classified as either available for sale or as trading, and are carried at fair value. Unrealized gains and losses on securities within the available-for-sale portfolio are included as a component of other comprehensive income, while the change in fair value on securities within the trading portfolio are recognized in the Consolidated Statements of Operations as a component of realized investment gains and losses. Discounts or premiums on fixed maturity securities are amortized over the term of the securities using the effective interest method.

Equity securities:  Investments in equity securities are classified as available for sale and carried at fair value.

Mortgage loans:  Mortgage loans are generally stated at their unpaid principal balances, adjusted for premium and discount amortization and an allowance for uncollectible balances. Discounts or premiums are amortized over the term of the loans using the effective interest method.

Thrivent Financial for Lutherans

Notes to Consolidated Financial Statements, continued

Note 1. Nature of Operations and Significant Accounting Policies, continued

Investments, continued

Contract loans:  Contract loans are generally carried at their aggregate unpaid balances.

Short-term investments:  Short-term investments are carried at amortized cost, which approximates fair value. Short-term investments consist primarily of collateral on loaned securities (which is invested in an affiliated money market mutual fund), short-term government securities and corporate notes. Short-term investments have contractual maturities of 12 months or less at the time of acquisition.

Other investments:  Other investments consist primarily of equity limited partnerships, real estate joint ventures, derivative instruments and real estate. Real estate joint ventures and equity limited partnerships are valued using the equity method. Derivatives are carried at fair market value. Real estate is valued at cost plus capital expenditures less accumulated depreciation.

Loaned securities:  Securities loaned under Thrivent Financial’s securities lending agreement are included in the Consolidated Balance Sheets. Thrivent Financial generally receives cash collateral in an amount that is in excess of the market value of the securities loaned, and the cash collateral is invested in a segregated affiliated money market mutual fund included in short-term investments on the Consolidated Balance Sheets. An obligation is also recognized for the amount of the collateral and is included in the Consolidated Balance Sheets. Market values of securities loaned and collateral are monitored daily, and additional collateral is obtained as necessary.

Mortgage dollar roll program:  Thrivent Financial uses a mortgage dollar roll program to enhance the yield on its mortgage-backed securities (“MBS”). MBS dollar rolls are similar to repurchase agreements, whereby Thrivent Financial sells a mortgage-backed security and subsequently enters into a commitment to purchase another security at a specified later date. Thrivent Financial’s mortgage dollar roll program generally includes a series of MBS dollar rolls extending for more than a year. Thrivent Financial had $0.6 billion and $0.9 billion in the mortgage dollar roll program outstanding as of December 31, 2007 and 2006, respectively.

Unrealized investment gains and losses:  Unrealized investment gains and losses on securities classified as available for sale, net of related deferred acquisition costs and tax effects, are accounted for as a direct increase or decrease to the accumulated other comprehensive income component of members’ equity.

Realized investment gains and losses:  Realized investment gains and losses on sales of securities are determined using an average cost method. Changes in fair value of fixed maturity securities within the trading portfolio are included as a component of realized investment gains and losses. Thrivent Financial periodically reviews its securities portfolios and evaluates those securities where the current fair value is less than amortized cost for indicators that the decline in value is an other-than-temporary impairment. Factors considered in the evaluation include the following: 1) Thrivent Financial’s ability to collect all amounts due according to the contractual terms of the debt security; 2) the financial condition of the issuer; 3) the near-term prospects of the issuer; 4) the length of time of the impairment; 5) the extent of the impairment; 6) Thrivent Financial’s ability to hold the security for a period of time sufficient to allow for any anticipated recovery in the market; 7) Thrivent Financial’s intent to retain its investment in the security for a period of time sufficient to allow for any anticipated recovery in the market. Investments that are determined to be other-than-temporarily impaired are written down to fair value, and the write-down is included in realized investment gains in the Consolidated Statements of Operations. Changes in the allowances for mortgage loans and real estate are also included with realized investment gains.

Thrivent Financial for Lutherans

Notes to Consolidated Financial Statements, continued

Note 1. Nature of Operations and Significant Accounting Policies, continued

Cash and Cash Equivalents

Cash and cash equivalents are carried at cost and include all highly liquid investments purchased with an original maturity of three months or less.

Deferred Acquisition Costs

Costs which vary with and are primarily attributable to the production of new and renewal business have been deferred to the extent such costs are deemed recoverable from future profits. Such costs include commissions, selling, selection and contract issue expenses.

For interest-sensitive life, participating life and investment products, these costs are amortized in proportion to estimated margins from interest, mortality and other factors under the contracts. Assumptions used in the amortization of deferred acquisition costs are periodically reviewed and updated as necessary to reflect actual experience. The impact of changes in assumptions is recognized as a component of amortization.

Amortization of acquisition costs for other contracts is charged to expense in proportion to premium revenue recognized.

Property and Equipment

Property and equipment are carried at cost, net of accumulated depreciation. Depreciation expense is determined primarily using the straight-line method over the estimated useful lives of the assets, which range from 3 years for computer hardware and software to 40 years for buildings.

Separate Accounts

Separate account assets and liabilities reported in the accompanying Consolidated Balance Sheets represent funds that are separately administered for variable annuity, variable immediate annuity and variable universal life contracts, and for which the contractholder, rather than Thrivent Financial, bears the investment risk. Fees charged on separate account contractholder deposits are recognized when due. Separate account assets are carried at fair value based on quoted market prices. Operating results of the separate accounts are not included in the Consolidated Statements of Operations. While separate account liability values are not guaranteed, the variable annuity products in the separate accounts include guaranteed minimum death benefits and guaranteed minimum accumulation benefits. At both December 31, 2007 and 2006, reserves totaling $4 million for these benefits have been recognized.

Contract Liabilities and Accruals

Reserves for future contract benefits for participating life insurance are net level reserves computed using the same interest and mortality assumptions as used to compute cash values.

Reserves for future contract benefits for nonparticipating life insurance are also net level reserves, computed using realistic assumptions as to mortality, interest and withdrawal, with a provision for adverse deviation.

Reserves for health contracts are generally computed using current pricing assumptions. For Medicare supplement, disability income and long-term care contracts, reserves are computed on a net level basis using realistic assumptions, with provision for adverse deviation.

Thrivent Financial for Lutherans

Notes to Consolidated Financial Statements, continued

Note 1. Nature of Operations and Significant Accounting Policies, continued

Contract Liabilities and Accruals, continued

Claim reserves are established for future payments not yet due on claims already incurred, reported or unreported, relating primarily to health contracts. These reserves are based on past experience and applicable morbidity tables.

Contractholder Funds

Reserves for future contract benefits for universal life insurance and deferred annuities consist of contract account balances before applicable surrender charges with additional reserves for any death benefits that may exceed contract account balances.

Insurance Revenues and Benefits

For life and some annuity contracts other than universal life or investment contracts, premiums are recognized as revenues over the premium paying period, with reserves for future benefits established on a prorated basis from such premiums.

Revenues for universal life and investment contracts consist of policy charges for the cost of insurance, policy administration and surrender charges assessed during the period. Expenses include interest credited to contract account balances and benefits incurred in excess of contract account balances. Certain profits on limited payment contracts are deferred and recognized over the contract term.

For health contracts, gross premiums are prorated over the contract term of the contracts with the unearned premium included in the contract reserves.

Other Revenue

Other revenue consists primarily of fees earned from investment advisory services performed for the Thrivent family of mutual funds and variable product investment funds.

Dividends to Members

Thrivent Financial’s insurance products are participating in nature. Dividends to members for these policies are recognized over the contract year and are reflected in the Consolidated Statements of Operations. The majority of life insurance contracts, except for universal life and term contracts, begin to receive dividends at the end of the second contract year. Dividends are not currently being paid on most interest-sensitive and health insurance contracts. Dividend scales are approved annually by Thrivent Financial’s Board of Directors.

Fraternal Benefits and Expenses

Fraternal benefits and expenses include all fraternal activities as well as expenses incurred to provide or administer fraternal benefits, and expenses related to Thrivent Financial’s fraternal character. This includes items such as benevolences to help meet the needs of people, educational benefits to raise community and family awareness of issues, church grants and costs necessary to maintain Thrivent Financial’s fraternal branch system. Thrivent Financial conducts its fraternal activities primarily through its chapter system, which is made up of approximately 1,400 chapters, whose members participate in locally sponsored charitable activities.

Thrivent Financial for Lutherans

Notes to Consolidated Financial Statements, continued

Note 1. Nature of Operations and Significant Accounting Policies, continued

Income Taxes

Thrivent Financial, as a fraternal benefit society, qualifies as a tax-exempt organization under the Internal Revenue Code. Thrivent Financial’s subsidiaries file a consolidated federal income tax return. The federal income tax provision is based upon amounts estimated to be currently payable and deferred income taxes resulting from temporary differences between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

Income tax expense recorded by Thrivent Financial’s subsidiaries for the years ended December 31, 2007, 2006 and 2005 totaled $12 million, $10 million and $6 million, respectively. This tax expense is included as a component of underwriting, acquisition and insurance expenses in the Consolidated Statements of Operations. Thrivent Financial’s subsidiaries had a net deferred tax liability as of December 31, 2007 and 2006 of $22 million and $35 million, respectively.

New Accounting Standards

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation 48-1, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (“FIN 48-1”). This statement clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes. Thrivent Financial adopted FIN 48-1 during 2007, and the adoption did not have a significant impact on the consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R). This statement requires: (a) recognition of an asset for the funded status, measured as the difference between the fair value of plan assets and the benefit obligation, of defined benefit postretirement plans that are overfunded and a liability for plans that are underfunded, measured as of the employer’s fiscal year end; and (b) recognition of changes in the funded status of defined benefit postretirement plans, other than for the net periodic benefit cost included in net income, in accumulated other comprehensive income. Thrivent Financial adopted SFAS No. 158 during 2007 and the adoption did not have a significant impact on the consolidated financial statements.

In September 2005, the AICPA issued Statement of Position (“SOP”) 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs (“DAC”) in Connection with Modifications or Exchanges of Insurance Contracts. SOP 05-1 provides guidance on accounting by insurance enterprises for DAC on internal replacements of insurance and investment contracts. Thrivent Financial adopted SOP 05-1 during 2007, and the adoption did not have a significant impact on the consolidated financial statements.

In November 2005, the FASB issued FASB Staff Positions (“FSP”) FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. This FSP provides additional guidance for evaluating impaired securities for indicators on an impairment that is other than temporary. Thrivent Financial adopted FSP FAS 115-1 and FAS 124-1 during 2006, and the adoption did not have a significant impact on the consolidated financial statements.

Reclassifications

Certain prior year balances have been reclassified to conform to the current year presentation.

Thrivent Financial for Lutherans

Notes to Consolidated Financial Statements, continued

Note 2. Investments

Fixed Maturity Securities

The amortized cost and fair value of Thrivent Financial’s investment in fixed maturity securities held in the available for sale portfolio are summarized as follows (in millions):

December 31, 2007	Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses
Loan-backed obligations of U.S. government corporations and agencies	$3,632	$22	$29	$3,625
U.S. Treasury securities and non- loan-backed obligations of U.S. government corporations and agencies	803	34	—	837
Corporate and other bonds	18,504	364	405	18,463
Mortgage- & asset-backed securities	4,979	20	117	4,882

Total fixed maturity securities	$27,918	$440	$551	$27,807

December 31, 2006
Loan-backed obligations of U.S. government corporations and agencies	$4,957	$10	$79	$4,888
U.S. Treasury securities and non- loan-backed obligations of U.S. government corporations and agencies	850	12	3	859
Corporate and other bonds	18,778	419	252	18,945
Mortgage- & asset-backed securities	4,974	18	75	4,917

Total fixed maturity securities	$29,559	$459	$409	$29,609

The following table shows the fair value and gross unrealized losses aggregated by investment category and length of time that individual fixed maturity securities in the available for sale portfolio have been in a continuous unrealized loss position, as of December 31, 2007 (in millions):

	Less than 12 Months			12 Months or More
	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses
Loan-backed obligations of U.S. government corporations and agencies	6	$49	$—	77	$1,955	$29
U.S. Treasury securities and non- loan-backed obligations of U.S. government corporations and agencies	1	46	—	1	2	—
Corporate and other bonds	840	4,575	193	710	4,225	212
Mortgage & asset-backed securities	96	1,289	52	140	2,194	65

Total fixed maturity securities	943	$5,959	$245	928	$8,376	$306

As of December 31, 2007, gross unrealized losses on fixed maturity securities in the available-for-sale portfolio totaled $551 million comprising 1,871 issuers. Of this amount, $306 million, comprised of 928 issuers, was in the greater-than-twelve-month category. The average unrealized loss per security is $0.3 million at December 31, 2007 and the unrealized loss is primarily due to changes in interest rates subsequent to purchase of

Thrivent Financial for Lutherans

Notes to Consolidated Financial Statements, continued

Note 2. Investments, continued

Fixed Maturity Securities, continued

the security. Based on Thrivent Financial’s review of these securities, none of the fixed maturity securities with unrealized losses were considered other than temporarily impaired.

The amortized cost and fair value of fixed maturity securities in the available-for-sale portfolio by contractual maturity as of December 31, 2007 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (in millions).

	Amortized Cost	Fair Value
Due in one year or less	$839	$846
Due after one year through five years	5,958	6,058
Due after five years through ten years	7,867	7,805
Due after ten years	4,643	4,591
Loan-backed obligations of U.S. government corporations and agencies	3,632	3,625
Mortgage- and asset-backed securities	4,979	4,882

Total fixed maturity securities	$27,918	$27,807

During 2007, Thrivent Financial established a trading securities portfolio to support investment strategies that involve more frequent purchases and sales of securities. The amount of fixed maturity securities in the trading portfolio at December 31, 2007 totaled $830 million. Changes in the fair value of such trading securities are included as a component of realized investment gains and losses and totaled a $5 million gain for the year ended December 31, 2007. Thrivent Financial did not have any trading securities during the years ended December 31, 2006 and 2005.

Equity Securities

The cost and fair value of Thrivent Financial’s investment in equity securities as of December 31 are summarized as follows (in millions):

	2007	2006
Cost	$1,360	$1,115
Gross unrealized gains	243	244
Gross unrealized losses	(74)	(24)

Fair value	$1,529	$1,335

Included in the equities securities balances discussed above is approximately $36 million and $51 million of investments in mutual funds from the Thrivent Financial mutual fund family as of December 31, 2007 and 2006, respectively.

The following table shows the fair value and gross unrealized losses by length of time that individual equity securities have been in a continuous unrealized loss position, as of December 31, 2007 (in millions):

	Less than 12 Months			12 Months or More
	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses
Equity securities	261	$397	$70	8	$28	$4

Thrivent Financial for Lutherans

Notes to Consolidated Financial Statements, continued

Note 2. Investments, continued

Equity Securities, continued

As of December 31, 2007, gross unrealized losses on equity securities totaled $74 million comprising 269 issuers. Of this amount, $4 million, comprised of eight issuers, was in the greater-than-twelve-month category. Based on Thrivent Financial’s review of these securities, none of the equity securities with unrealized losses were considered other than temporarily impaired.

Mortgage Loans

Thrivent Financial invests in mortgage loans, principally involving commercial real estate. Such investments consist of first mortgage liens on completed income-producing properties. The unpaid principal balances of mortgage loans and the allowance for credit losses as of December 31 were as follows (in millions):

	2007	2006
Commercial	$6,173	$5,973
Church	920	882
Non-commercial	317	313

	7,410	7,168
Allowance for credit losses	(4)	(33)

Total	$7,406	$7,135

Maximum loan to value ratio for loans Issued during the year	75%	80%

The changes in the allowance for credit losses for the years ended December 31 were as follows (in millions):

	2007	2006	2005
Allowance for credit losses, beginning of year	$33	$32	$30
Net (reductions) additions	(29)	1	2

Allowance for credit losses, end of year	$4	$33	$32

During 2007, Thrivent Financial updated its methodology for determining its allowance for credit losses. The risk factors associated with various classifications of mortgage loans were revised to reflect more current experience. This change in estimate resulted in a reduction of the allowance of approximately $29 million.

Thrivent Financial does not accrue interest income on impaired mortgage loans; rather, income is recognized for these loans when received. A mortgage loan is considered to be impaired when, based on current information and events, it is probable that Thrivent Financial will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. Interest income recognized on impaired mortgage loans totaled $0.1 million, $0.1 million and $0.2 million during the years ended December 31, 2007, 2006 and 2005, respectively.

Thrivent Financial for Lutherans

Notes to Consolidated Financial Statements, continued

Note 2. Investments, continued

Mortgage Loans, continued

The distribution of Thrivent Financial’s mortgage loan investments among various geographic regions of the United States as well as by property type as of December 31 was as follows:

	2007	2006
Geographic Region
Pacific	25%	24%
South Atlantic	19	20
West North Central	13	12
East North Central	13	13
Mid Atlantic	9	10
Mountain	9	10
Other	12	11

Total	100%	100%

Property Type
Industrial	30%	29%
Office	19	20
Retail	17	17
Church	12	12
Apartments	6	7
Hotels/Motels	2	1
Other	14	14

Total	100%	100%

Derivative Financial Instruments

Thrivent Financial uses derivative financial instruments in the normal course of business to manage investment risks, to reduce interest rate and duration imbalances determined in asset/liability analyses and to offset risks associated with the guaranteed living benefit features of certain variable annuity products. Thrivent Financial does not use hedge accounting treatment for any of its derivative financial instruments.

Foreign Currency Swaps

Thrivent Financial utilizes foreign currency swaps to manage the risk associated with changes in the exchange rate of Canadian, Australian and Euro denominated securities. The swaps convert a stream of Canadian dollar, Australian dollar or Euro payments to U.S. dollar payments. The swaps are valued at market value at each reporting period, and the change in the market value is recognized in earnings. No cash is exchanged at the outset of the swaps, and interest payments received are recorded as a component of net investment income.

Total Rate of Return Swaps

Thrivent Financial utilizes total rate of return swaps to enhance the return on pools of collateralized mortgage-backed securities. The swap contracts are generally three months in duration and are valued at market value at each reporting period with the change in market value recognized in earnings. No cash is exchanged at the outset of the swap, and payments on the swap are exchanged monthly and recorded as a component of net investment income.

Thrivent Financial for Lutherans

Notes to Consolidated Financial Statements, continued

Note 2. Investments, continued

Futures

Thrivent Financial utilizes futures contracts to manage a portion of the risks associated with the guaranteed living benefit features of certain variable annuity products. Cash paid for the future contract is recorded in other investments. The future contracts are valued at market value at each reporting period, and the change in the market value is recognized in earnings.

Covered Written Call Options

Thrivent Financial sells covered written call option contracts to enhance the return on residential mortgage-backed “to be announced” collateral which it owns. The premium received for these call options is recorded as a liability at market value at each reporting period with the change in market value recognized in earnings. All positions in these contracts are settled at month end. Upon disposition of the options, the gains are recorded as a component of net investment income. During the years ended 2007, 2006 and 2005, $14 million, $11 million and $12 million, respectively, was received in call premium.

Convertible Bonds and Preferred Stocks

Thrivent Financial owns bonds and preferred stocks with convertible options, which are recorded as embedded derivatives. The securities are bifurcated with the option value recorded in other investments. These embedded derivatives are valued at market value at each reporting period, and the change in market value is recognized in earnings.

The following table summarizes the carrying value, which equals fair value, and the notional amounts of Thrivent Financial’s derivative financial instruments at December 31 (in millions):

	Assets		Liabilities
	Carrying Value	Notional Amount	Carrying Value	Notional Amount
December 31, 2007
Foreign currency swaps	$—	$—	$15	$116
Total rate of return swaps	1	100	—	—
Futures	51	51	—	—
Convertible bonds and preferred stocks	375	669	—	—

Total	$427	$820	$15	$116

December 31, 2006
Foreign currency swaps	$—	$—	$7	$72
Futures	13	13
Convertible bonds and preferred stocks	431	594	—	—

Total	$444	$607	$7	$72

Notional amounts do not represent amounts exchanged by the parties and are therefore not a measure of Thrivent Financial’s exposure. The amounts exchanged are calculated on the basis of the notional amounts and the other terms of the instruments, such as interest rates, exchange rates, security prices, or financial and other indices.

Thrivent Financial for Lutherans

Notes to Consolidated Financial Statements, continued

Note 2. Investments, continued

Investment Income

Investment income by type of investment for the years ended December 31 is summarized as follows (in millions):

	2007	2006	2005
Fixed maturity securities, available for sale	$1,616	$1,612	$1,620
Equity securities	71	38	36
Mortgage loans	489	468	463
Contract loans	87	87	87
Other invested assets	163	104	76

	2,426	2,309	2,282
Investment expenses	42	44	32

Net investment income	$2,384	$2,265	$2,250

Realized Investment Gains and Losses

Realized investment gains and losses for the years ended December 31 were as follows (in millions):

	2007	2006	2005
Net gains (losses) on sales:
Fixed maturity securities, available for sale:
Gross gains	$236	$184	$187
Gross losses	(200)	(169)	(160)
Equity securities:
Gross gains	150	170	96
Gross losses	(69)	(60)	(37)
Other	9	1	—

	126	126	86

Fixed maturity securities, trading	5	—	—

Provisions for losses:
Fixed maturity securities, available for sale	(41)	(7)	(1)
Equity securities	(2)	—	—
Mortgage loans	27	(2)	(2)

	(16)	(9)	(3)

Realized investment gains, net	$115	$117	$83

Proceeds from the sale of fixed maturity securities in the available-for-sale portfolio, net of mortgage dollar roll transactions, were $10.8 billion, $9.8 billion and $10.5 billion for the years ended December 31, 2007, 2006 and 2005, respectively.

Thrivent Financial for Lutherans

Notes to Consolidated Financial Statements, continued

Note 2. Investments, continued

Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income as of December 31 are shown below (in millions):

	2007	2006
Unrealized investment gains	$63	$257
Deferred acquisition costs adjustment	19	5
Deferred income taxes adjustment	1	2
SFAS No. 158 adjustment	(52)	—

Total	$31	$264

Other Comprehensive Income (Loss)

The components of other comprehensive income (loss) for the years ended December 31 were as follows (in millions):

	2007	2006	2005
Unrealized investment gains and losses arising during the period on securities available for sale	$(120)	$(35)	$(821)
Reclassification adjustment for realized gains and losses included in net income	(74)	(118)	(85)
Change in deferred acquisition costs due to unrealized investment gains and losses	14	35	203
Change in deferred income taxes due to unrealized investment gains and losses	(1)	—	6
SFAS No. 158 adjustment	(52)	—	—
Minimum pension liability	—	48	(25)

Total other comprehensive loss	$(233)	$(70)	$(722)

Note 3. Deferred Acquisition Costs

The changes in deferred acquisition costs for the years ended December 31 were as follows (in millions):

	2007	2006	2005
Balance at beginning of year	$2,165	$2,176	$2,155
Capitalization of acquisition costs	211	207	217
Acquisition costs amortized	(243)	(218)	(196)

	2,133	2,165	2,176
Adjustment for unrealized investment gains and losses	19	5	(30)

Balance at end of year	$2,152	$2,170	$2,146

Thrivent Financial for Lutherans

Notes to Consolidated Financial Statements, continued

Note 4. Property and Equipment

The components of property and equipment as of December 31 were as follows (in millions):

	2007	2006
Buildings	$149	$140
Furniture and equipment	217	174
Other	22	26

	388	340
Accumulated depreciation	(241)	(198)

Property and equipment, net	$147	$142

Depreciation expense for the years ended December 31, 2007, 2006 and 2005 was $39 million, $40 million and $46 million, respectively.

Note 5. Benefit Plans

Pension and Other Postretirement Benefits

Thrivent Financial has a qualified noncontributory defined benefit retirement plan which provides benefits to substantially all home office and field employees upon retirement. Thrivent Financial also provides certain health care and life insurance benefits for substantially all retired home office and field personnel. Thrivent Financial uses a measurement date of December 31 in its benefit plan disclosures.

The components of net periodic pension expense for Thrivent Financial’s qualified retirement and other plans for the years ended December 31 were as follows (in millions):

	Retirement Plan			Other Plans
	2007	2006	2005	2007	2006	2005
Service cost	$16	$17	$18	$3	$2	$2
Interest cost	36	35	35	6	6	6
Expected return on plan assets	(49)	(47)	(47)	—	—	—
Amortization of prior service cost	(1)	(1)	(1)	(1)	(1)	(1)
Other	1	3	2	1	1	2

Periodic cost	$3	$7	$7	$9	$8	$9

The plans’ funded status and the amounts recognized in the consolidated financial statements as of December 31, were as follows (in millions):

	Retirement Plan		Other Plans
	2007	2006	2007	2006
Change in projected benefit obligation:
Benefit obligation at beginning of year	$640	$650	$106	$104
Service cost	16	17	3	2
Interest cost	36	35	6	6
Actuarial (gain) loss	(22)	(31)	5	1
Benefits paid	(32)	(31)	(5)	(7)

Benefit obligation at end of year	638	640	115	106

Thrivent Financial for Lutherans

Notes to Consolidated Financial Statements, continued

Note 5. Benefit Plans, continued

Pension and Other Postretirement Benefits, continued

	Retirement Plan		Other Plans
	2007	2006	2007	2006
Change in plan assets:
Fair value of plan assets at beginning of year	$633	$557	$—	$—
Actual return on plan assets	47	85	—	—
Employer contribution	—	22	5	7
Benefits paid	(32)	(31)	(5)	(7)

Fair value of plan assets at end of year	648	633	—	—

Funded status	$10	(7)	$(115)	(106)

Amounts recognized in accumulated other comprehensive income prior to adoption of SFAS No. 158:
Unrecognized net losses		45		34
Unrecognized prior service cost		(6)		(5)
Additional minimum pension liability		—		—

Accrued pension asset (liability) at end of year		$32		$(77)

Amounts recognized in accumulated other comprehensive income following adoption of SFAS No. 158:
Prior service credit	$(5)		$(5)
Net Loss	24		38

Total recognized	$19		$33

Accumulated benefit obligation	$579	$580	$114	$106

As of December 31, 2007, the fair value of Thrivent Financial’s retirement plan assets exceeded the accumulated benefit obligation of the plan. As a result, a prepaid pension asset is included in other assets on the Consolidated Balance Sheets. As of December 31, 2007, the accumulated benefit obligation of the other benefit plans exceeded the fair value of the assets. As a result, a benefit obligation liability is included in other liabilities in the Consolidated Balance Sheets. As of December 31, 2006, the fair value of Thrivent Financial’s retirement plan assets exceeded the accumulated benefit obligation of the plan. As a result, Thrivent Financial reduced the minimum pension liability by $48 million to zero at December 31, 2006, with a corresponding increase in accumulated other comprehensive income. As of December 31, 2005, the accumulated benefit obligation of Thrivent Financial’s retirement plan exceeded the fair value of its plan assets. As a result, Thrivent Financial accrued a minimum pension liability totaling $48 million at December 31, 2005, with a corresponding reduction in accumulated other comprehensive income.

Thrivent Financial periodically evaluates the long-term earned rate assumption taking into consideration historical performance of the plan’s assets as well as current asset diversification and investment strategy in determining the rate of return assumption used in calculating the plan’s benefit expenses and obligation.

	Retirement Plan		Other Benefits
	2007	2006	2007	2006
Weighted average assumptions at end of year:
Discount rate	6.25%	5.75%	6.25%	5.75%
Expected return on plan assets	8.50	8.50	n/a	n/a
Rate of compensation increase	3.75	3.25	n/a	n/a

Thrivent Financial for Lutherans

Notes to Consolidated Financial Statements, continued

Note 5. Benefit Plans, continued

Pension and Other Postretirement Benefits, continued

The assumed health care cost trend rate used in measuring the postretirement health care benefit obligation was 9% for pre-65 and 10% for post-65 in 2008, trending down to 5% in 2013. The assumed health care cost trend rates can have a significant impact on the amounts reported. For example, a one-percentage point increase in the rate would increase the 2007 total service and interest cost by $1 million and the postretirement health care benefit obligation by $13 million. In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) was signed into law. The Act includes a federal subsidy to sponsors of retirement health care plans that provide a prescription benefit that is at least actuarially equivalent to Medicare Part D. Thrivent Financial recorded the effects of the subsidy in measuring the net periodic postretirement benefit cost during 2005. This resulted in a reduction in the accumulated postretirement benefit obligation related to benefits attributed to past service of $21 million. The subsidy also resulted in a reduction in current period service costs, interest costs and amortization of actuarial experience gain of $2 million.

Estimated benefit payments for the next five years are as follows: 2008 - $36 million; 2009 — $37 million; 2010 — $38 million; 2011 — $39 million; 2012 — $41 million; and 2013 to 2017 — $227 million.

The assets of Thrivent Financial’s qualified defined benefit plan are held in trust. Thrivent Financial has a benefit plan advisory committee that sets investment guidelines, which are established based on market conditions, risk tolerance, funding requirements and expected benefit payments. A third party oversees the investment allocation process and monitors asset performance. As pension liabilities are long-term in nature, Thrivent Financial employs a long-term total return approach to maximize the long-term rate of return on plan assets for a prudent level of risk.

The investment portfolio contains a diversified portfolio of investment categories, including equities and fixed income securities. Securities are also diversified in terms of domestic and international securities, short- and long-term securities, growth and value styles, large cap and small cap stocks, active and passive management and derivative-based styles. With prudent risk tolerance and asset diversification, the plan is expected to meet its pension obligations in the future.

The weighted average asset allocations as of December 31 were as follows:

	Pension Asset Allocation		Target Allocation
	2007	2006	2007	2006
Asset Category:
Equity securities	63%	60%	60%	60%
Fixed income and other securities	37	40	40	40

Total	100%	100%	100%	100%

Thrivent Financial’s expected minimum pension contribution under ERISA guidelines is estimated to be zero for 2008.

Defined Contribution Plans

Thrivent Financial also provides contributory and noncontributory defined contribution retirement benefits, which cover substantially all home office and field employees. Eligible participants in the 401(k) plan may elect to contribute a percentage of their eligible earnings, and Thrivent Financial will match participant contributions

Thrivent Financial for Lutherans

Notes to Consolidated Financial Statements, continued

Note 5. Benefit Plans, continued

Defined Contribution Plans, continued

up to 6% of eligible earnings. In addition, Thrivent Financial will contribute a percentage of eligible earnings for participants in a noncontributory plan for field employees.

For each of the years ended December 31, 2007, 2006 and 2005, Thrivent Financial contributed $21 million to these plans.

As of December 31, 2007 and 2006, $118 million and $127 million, respectively, of the assets of the defined contribution plans were invested in a deposit administration contract issued by Thrivent Financial.

Note 6. Claims Liabilities

Activity in the liabilities for accident and health, long-term care and disability benefits, included in reserves for future policy benefits and claims liabilities for the years ended December 31 is summarized below (in millions):

	2007	2006	2005
Net balance at January 1	$435	$412	$440
Incurred related to:
Current year	204	196	204
Prior years	28	8	(60)

	232	204	144

Paid related to:
Current year	64	64	69
Prior years	131	117	103

	195	181	172

Net balance at December 31	$472	$435	$412

Thrivent Financial uses estimates for determining its liability for accident and health, long-term care and disability benefits, which are based on historical claim payment patterns, and attempts to provide for potential adverse changes in claim patterns and severity. Differences between anticipated claims and actual claims can result in adjustments to liabilities in each year.

Thrivent Financial annually reviews the claim payment experience to evaluate the methodology and assumptions that are used in determining its estimate of ultimate claims experience. During the year ended December 31, 2005, Thrivent Financial modified its assumptions regarding the timing and frequency of claim payments which resulted in a decrease to claim reserves of approximately $55 million.

Note 7. Reinsurance

Thrivent Financial participates in reinsurance in order to limit its maximum losses and to diversify its exposures. Life and accident and health reinsurance is accomplished through various plans of reinsurance, primarily coinsurance and yearly renewable term. Ceded balances would represent a liability of Thrivent Financial in the event the reinsurers were unable to meet their obligations under the terms of the reinsurance agreements.

Thrivent Financial for Lutherans

Notes to Consolidated Financial Statements, continued

Note 7. Reinsurance, continued

Reinsurance premiums, commissions, expense reimbursements, benefits and reserves related to reinsured long-duration contracts are accounted for over the life of the underlying reinsured contracts using assumptions consistent with those used to account for the underlying contracts. The cost of reinsurance related to short-duration contracts is accounted for over the reinsurance contract period. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liabilities and policy benefits associated with the reinsured policies.

Reinsurance amounts included in the Consolidated Statements of Operations for the years ended December 31 were as follows (in millions):

	2007	2006	2005
Direct premiums	$1,363	$1,296	$1,253
Reinsurance ceded	(46)	(40)	(33)

Net premiums	$1,317	$1,256	$1,220

Direct contract charges	$1,236	$1,181	$1,133
Reinsurance ceded	(18)	(14)	(14)

Net contract charges	$1,218	$1,167	$1,119

Reinsurance recoveries	$7	$6	$6

Reinsurance contracts do not relieve an insurer from its primary obligation to policyholders. Reinsurance recoverables on life and accident and health claims included in receivables in the Consolidated Balance Sheets as of December 31, 2007 and 2006 were $135 million and $153 million, respectively.

Four reinsurance companies account for approximately 97% of the reinsurance recoverable at December 31, 2007. Thrivent Financial periodically reviews the financial condition of its reinsurers and amounts recoverable in order to evaluate the financial strength of the companies supporting the recoverable balances.

Note 8. Fair Value of Financial Instruments

The following methods and assumptions were used in estimating the fair values for the following financial instruments. The results of these valuing methods are significantly affected by the assumptions used, including discount rates and estimates of future cash flows. As a result, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the financial instrument. These following fair values are for only certain financial instruments of Thrivent Financial; accordingly, the aggregate fair value amounts presented do not represent the underlying value of Thrivent Financial.

Fixed Maturity Securities

Fair values for fixed maturity securities are based on quoted market prices where available, or are estimated using values obtained from independent pricing services. All fixed maturity issues are individually priced based on year-end market conditions, the credit quality of the issuing company, the interest rate and the maturity of the issue.

Equity Securities

The fair values for investments in equity securities are based on quoted market prices.

Thrivent Financial for Lutherans

Notes to Consolidated Financial Statements, continued

Note 8. Fair Value of Financial Instruments, continued

Mortgage Loans

The fair values for mortgage loans are estimated using discounted cash flow analyses, based on interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

Contract Loans

The carrying amounts for these instruments approximate their fair values.

Short-Term Investments

The carrying amounts for these instruments approximate their fair values.

Cash and Cash Equivalents

The carrying amounts for these instruments approximate their fair values.

Separate Accounts

The fair values for separate account assets are based on quoted market prices. The fair values of the separate account liabilities are equal to their carrying amounts.

Financial Liabilities

The fair values for Thrivent Financial’s liabilities under investment-type contracts, such as deferred annuities, separate account liabilities and other liabilities, including supplementary contracts without life contingencies, deferred income settlement options and refunds on deposit, are estimated to be the cash surrender value payable upon immediate withdrawal.

The carrying value and estimated fair value of Thrivent Financial’s financial instruments as of December 31 were as follows (in millions):

	2007		2006
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial Assets:
Fixed maturity securities	$28,637	$28,637	$29,609	$29,609
Equity securities	1,529	1,529	1,336	1,336
Mortgage loans	7,406	7,553	7,135	7,133
Contract loans	1,238	1,238	1,240	1,240
Short-term investments	1,922	1,922	1,964	1,964
Cash and cash equivalents	824	824	1,008	1,008
Separate account assets	13,987	13,987	12,738	12,738
Financial Liabilities:
Deferred annuities	10,038	9,962	11,722	11,633
Separate account liabilities	13,987	13,987	12,738	12,738
Other	2,342	2,332	2,303	2,297

Thrivent Financial for Lutherans

Notes to Consolidated Financial Statements, continued

Note 9. Commitments and Contingent Liabilities

Litigation and Other Proceedings

Thrivent Financial is involved in various lawsuits, contractual matters and other contingencies that have arisen from the normal course of business. During 2004, Thrivent Financial resolved litigation proceedings related to alleged sales practices. In 2006, Thrivent Financial recorded additional reserves to complete the settlement of issues related to this matter as well as for a product taxation matter for certain life insurance contracts. As of December 31, 2007, Thrivent Financial believes adequate provision has been made for any potential losses that may result from these matters.

Financial Instruments

Thrivent Financial is a party to financial instruments with on and off-balance sheet risk in the normal course of business. These instruments involve, to varying degrees, elements of credit, interest rate equity price or liquidity risk in excess of the amount recognized in the Consolidated Balance Sheets. Thrivent Financial’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and financial guarantees is limited to the contractual amount of these instruments.

Commitments to Extend Credit

Thrivent Financial has commitments to extend credit for mortgage loans, church loans and other lines of credit at market interest rates in the amount of $1,151 million and $277 million as of December 31, 2007 and 2006, respectively. Commitments to purchase other invested assets were $1,073 million and $982 million as of December 31, 2007 and 2006, respectively.

Financial Guarantees

Thrivent Financial has entered into an agreement to purchase certain debt obligations of a third party civic organization, totaling $37 million, in the event certain conditions as defined in the agreement occur. This agreement is secured by the assets of the third party.

Leases

Thrivent Financial has operating leases for certain office equipment and real estate. Rental expense for these items totaled $13 million, $8 million and $8 million for the years ended December 31, 2007, 2006 and 2005, respectively. Future minimum aggregate rental commitments as of December 31, 2007 for operating leases were as follows: 2008 — $6 million; 2009 — $5 million; 2010 — $3 million; 2011 — $2 million; and 2012 — $2 million.

Fraternal Commitment

Thrivent Financial’s four-year commitment to Habitat for Humanity to help build additional homes was expanded in 2007 to provide funding of approximately $125 million over the four-year period beginning in 2006 as certain milestones are achieved. Thrivent Financial has funded approximately $30 million and $26 million of this commitment during the years ended December 31, 2007 and 2006, respectively.

Note 10. Synopsis of Statutory Financial Results

The accompanying financial statements differ from those prepared in accordance with statutory accounting practices prescribed or permitted by the primary states regulating Thrivent Financial. Prescribed accounting

Thrivent Financial for Lutherans

Notes to Consolidated Financial Statements, continued

Note 10. Synopsis of Statutory Financial Results, continued

practices are included in the National Association of Insurance Commissioner’s Accounting Practices and Procedures Manual. Permitted practices are accounting practices that may deviate from prescribed practices upon the approval of the primary states regulating Thrivent Financial. The synopsis of statutory financial results is included to satisfy certain state reporting requirements for fraternal benefit societies.

The following describes the more significant statutory accounting policies that are different from GAAP accounting policies.

Fixed Maturity Securities

For statutory purposes, investments in fixed maturity securities are reported at amortized cost.

Acquisition Costs

Costs incurred to acquire new business are charged to operations as incurred.

Contract Liabilities

Liabilities for future contract benefits and expenses are determined using statutorily prescribed rates for mortality and interest.

Non-Admitted Assets

Certain assets, primarily furniture, equipment and agents’ debit balances, are charged directly to members’ equity and excluded from the Balance Sheets.

Interest Maintenance Reserve

Certain realized investment gains and losses for fixed maturity securities sold prior to their maturity are deferred and amortized into operating results over the remaining maturity of the sold security.

Asset Valuation Reserve

A reserve, charged directly to members’ equity, is maintained based on certain risk factors applied to invested asset classes.

Premiums and Withdrawals

Funds deposited and withdrawn on universal life and investment-type contracts are recorded in the Statements of Operations.

Consolidation

Subsidiaries are not consolidated into the statutory results; rather, the equity method of accounting for the ownership of subsidiaries is used, with the change in the value of the subsidiaries reflected as a direct adjustment of members’ equity.

Thrivent Financial for Lutherans

Notes to Consolidated Financial Statements, continued

Note 10. Synopsis of Statutory Financial Results, continued

Consolidation, continued

Summarized statutory-basis financial information as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 for Thrivent Financial is as follows (in millions):

	2007	2006
Admitted assets	$53,474	$52,539

Liabilities	$49,040	$48,422
Surplus	4,434	4,117

Total liabilities and surplus	$53,474	$52,539

	2007	2006	2005
Gain from operations before net realized capital gains and losses	$348	$417	$456
Net realized capital gains	43	107	66

Net income	391	524	522
Total other changes	(74)	14	(3)

Net change in unassigned surplus	$317	$538	$519

Thrivent Financial is in compliance with the statutory surplus requirements of all states.

PART C. OTHER INFORMATION

Item 26.	Exhibits

Except as noted below, all required exhibits have been previously filed and are incorporated by reference from prior Registration Statements of the Depositor.

Exhibit Number	Name of Exhibit	Incorporated by Reference	Filed Herewith
(a)(i)	Resolution of the Board of Directors of the Depositor authorizing the establishment of the Registrant	Initial Filing dated July 10, 1997[1]

(a)(ii)	Resolution of the Board of Directors of the Depositor authorizing the name change of the Registrant to Thrivent Variable Life Account I	Post Effective Amendment #8 dated August 29, 2002[1]

(b)	Custodian Agreement	N/A

(c)(i)	Specimen of Distribution Agreement with Registered Representatives	Post-Effective Amendment #9 dated October 29, 2002[1]

(c)(ii)	Principal Underwriting Agreement	Post-Effective Amendment #3 dated April 20, 2006 [2]

(d)(i)	Specimen Flexible Premium Variable Life Insurance Contracts	Initial Filing date January 10, 2008[4]

(d)(ii)	Contract Riders and Endorsements	Initial Filing date January 10, 2008[4]

(e)	Application Form	Initial Filing date January 10, 2008[4]

(f)	Articles of Incorporation of Depositor and Bylaws of Depositor	Post-Effective Amendment #7 May 4, 2007[3]

(g)	Contract Reinsurance	Initial Filing dated February 26, 2003[2]

(h)	Participation Agreement between Depositor and Thrivent Series Fund, Inc. Dated December 15, 2003	Post-Effective Amendment #13 dated April 19, 2004[2]

(i)	Administrative Contracts	N/A

(j)	Other Material Contracts	N/A

[1]	Incorporated by reference from the specified filing for the Thrivent Variable Life Account I, File No. 333-31011 Accession No. 0001093305-97-000006.
[2]	Incorporated by reference from the specified filing for the Thrivent Variable Life Account I, File No. 333-103454 Accession No. 0001193125-06-084120.
[3]	Incorporated by reference from the specified filing for the Thrivent Variable Annuity Account I, File No. 333-89488 Accession No. 0001193125-07-102289.
[4]	Incorporated by reference from the specified filing for the Thrivent Variable Life Account I, File No., File No. 333-148578, Accession No. 0001193125-08-004392.
[5]	Incorporated by reference from the specified filing for the Thrivent Variable Life Account I, File No., 333-14857, Accession No. 000193125-08-068732.

1

Exhibit Number	Name of Exhibit	Incorporated by Reference	Filed Herewith
(k)	Opinion & Consent of Counsel		X

(l)	Actuarial Opinion and Consent		X

(m)	Calculation	Initial Filing dated January 10, 2008[4]

(n)	Consent of Independent Registered Public Accounting Firm		X

(o)	Omitted Financial Statements	N/A

(p)	Initial Capital Agreements	N/A

(q)	Redeemability Exemption	Initial Filing dated January 10, 2008[4]

(r)	Powers of Attorney – Dr. Addie J. Butler, James M. Hushagen, F. Mark Kuhlmann, Richard C. Lundell, John P. McDaniel, Paul W. Middeke, Frank H. Moeller, Alice M. Richter, James H. Scott, Dr. Kurt M. Senske, Dr. Albert K. Siu, Allan R. Spies, and Adrian M. Tocklin	Pre-effective Amendment No. 1 dated March 28, 2008[5]

2

Item 27.	Directors and Officers of the Depositor

The directors, executive officers and, to the extent responsible for variable insurance operations, other officers of Depositor, are listed below. Unless otherwise indicated, their principal address is 625 Fourth Avenue South, Minneapolis, Minnesota 55415.

Name and Principal Business Address	Positions and Offices with Depositor
Bruce J. Nicholson	Chairman of the Board, President and Chief Executive Officer

Dr. Addie J. Butler 5417 Laurens Street Philadelphia, PA 19144-4519	Director

James M. Hushagen Eisenhower & Carlson 1201 Pacific Avenue, Suite 1200 Tacoma, WA 98402	Director

F. Mark Kuhlmann SSE Inc. 77 West Port Plaza, Suite 500 St. Louis, MO 63146	Director

Richard C. Lundell 7341 Dogwood Excelsior, MN 55331	Director

John P. McDaniel MedStar Health 5565 Sterrett Place Columbia, MD 21044	Director

Paul W. Middeke 55 Forest Valley Court St. Charles, MO 63301	Director

Frank H. Moeller St. David’s Community Health Foundation 811 Barton Springs, Suite 600 Austin, TX 78704	Director

Alice Marie Richter 14810 Blakeney Road Eden Prarie, MN 55347	Director

James H. Scott 2853 Tansey Lane Chester Springs, PA 19425	Director

3

Name and Principal Business Address	Positions and Offices with Depositor
Dr. Kurt M. Senske Lutheran Social Services 8305 Cross Park Drive Austin, TX 78714	Director

Dr. Albert K. Siu Boston Scientific 1 Boston Scientific Place Mail Stop A6 Natick, MA 01761-1537	Director

Allan R. Spies 747 Detroit Street Denver, CO 80206	Director

Adrian M. Tocklin 4961 Bacopa Lane South, #801 St. Petersburg, FL 33715	Director

Pamela J. Moret	Executive Vice President, Strategic Planning, Marketing & Products

Jon M. Stellmacher 4321 North Ballard Road Appleton, WI 54919	Executive Vice President, Chief Administrative Officer

James A. Thomsen	Executive Vice President, Field Distribution

David M. Anderson 4321 North Ballard Road Appleton, WI 54919	Senior Vice President, Financial Services Operations

Randall L. Boushek	Senior Vice President and Chief Financial Officer

Bradford L. Hewitt	Senior Vice President, Fraternal Operations

Timothy J. Lehman	Senior Vice President, Marketing

Jennifer H. Martin	Senior Vice President, Human Resources

Teresa J. Rasmussen	Senior Vice President, General Counsel and Secretary

Nikki L. Sorum	Senior Vice President, Distribution, Divisional Vice President

Russell W. Swansen	Senior Vice President, Chief Investment Officer

Marie A. Uhrich	Senior Vice President, Communications

Holly J. Morris	Senior Vice President, Chief Information Officer

Katie S. Kloster	Vice President and Rule 206(4)-7 Chief Compliance Officer

Paul B. Zastrow	Vice President and Treasurer

4

Item 28.	Persons Controlled by or Under Common Control with Depositor or Registrant

Registrant is a separate account of Depositor, established by the Board of Directors of the Depositor (then Aid Association for Lutherans) in 1997, pursuant to the laws of the State of Wisconsin. The Depositor is a fraternal benefit society organized under the laws of the State of Wisconsin and is owned by and operated for its members. It has no stockholders and is not subject to the control of any affiliated persons.

The following shows the relationship of each wholly-owned direct and indirect subsidiary to Thrivent Financial. Financial statements of Thrivent Financial will be filed on a consolidated basis with regard to each of the foregoing entities.

Parent Company		Thrivent Financial for Lutherans (Wisconsin corp.; fraternal benefit society offering financial services and products)

Holding Company		Thrivent Financial Holdings, Inc. (Delaware corp.; no independent operations)

Wholly-owned subsidiaries of Thrivent Financial Holdings, Inc.	Thrivent Investment Management Inc. (Delaware corp.; broker-dealer)	Thrivent Financial Bank (Federal charter; federally chartered bank)	North Meadows Investment Ltd. (Wisconsin corp.; organized for the purpose of holding and investing in real estate)

	Thrivent Service Organization, Inc. (Wisconsin corp.; general business corporation)	Thrivent Financial Investor Services Inc. (Pennsylvania corp.; transfer agent)	Thrivent Property & Casualty Insurance Agency, Inc. (Minnesota corp.; auto and homeowners insurance agency)

	Thrivent Insurance Agency Inc. (Minnesota corp.; licensed life and health insurance agency)	Thrivent Life Insurance Company (Minnesota corp.; life insurance company)	Thrivent Financial Lifelong Resources Inc. (Minnesota corp.; engaged in educational - type programs)

Wholly-owned subsidiary of Thrivent Life Insurance Company		Thrivent Asset Management, LLC (DE limited liability co.; investment adviser)

5

Item 29.	Indemnification

Section 33 of Depositor’s Bylaws; Article VIII of the Fund’s Articles of Incorporation; Section 4.01 of the Fund’s First Amended and Restated Bylaws; and Section Eight of Thrivent Investment Management’s Articles of Incorporation, contain provisions requiring the indemnification by Depositor, the Fund, and Thrivent Investment Management of their respective directors, officers and certain other individuals for any liability arising based on their duties as directors, officers or agents of the Depositor, Fund or Thrivent Investment Management, unless, in the case of the Fund, such liability arises due to the willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such office.

In addition, Section XII of the Investment Advisory Agreement between the Fund and Thrivent Investment Management contains a provision in which the Fund and Thrivent Investment Management mutually agree to indemnify and hold the other party (including its officers, agents, and employees) harmless for any and all loss, cost damage and expense, including reasonable attorney’s fees, incurred by the other party arising out of their performance under the Agreement, unless such liability is incurred as a result of the party’s gross negligence, bad faith, or willful misfeasance or reckless disregard of its obligations and duties under the Agreement.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Registrant, pursuant to the foregoing provisions or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Depositor, the Fund or Thrivent Investment Management of expenses incurred or paid by a director or officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of Registrant in connection with the securities being registered, Depositor, the Fund or Thrivent Investment Management will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30.	Principal Underwriter

a) Other activity. Thrivent Investment Management is the principal underwriter of the contracts.

b) Management. The directors and principal officers of Thrivent Investment Management are set out below. Unless otherwise indicated, the principal business address of each person named below is 625 Fourth Avenue South, Minneapolis, MN 55415.

Name and Principal Business Address	Positions and Offices with Underwriter
James A. Thomsen	Director and President

David M. Anderson 4321 North Ballard Road Appleton, WI 54919	Director and Senior Vice President

Randall L. Bouchek	Director

Jennifer R. Relien	General Counsel and Secretary

Nikki L. Sorum	Director and Senior Vice President

Andrea C. Golis	Chief Compliance Officer

Christopher J. Kopka	Vice President

Brian W. Picard 4321 North Ballard Road Appleton, WI 54919	Director FSO Compliance, Privacy and Anti-Money Laundering Officer

Kurt S. Tureson	Vice President, Chief Financial Officer and Treasurer

Thomas C. Schinke	Vice President

Karl D. Anderson	Vice President

Michael J. Fuehrmeyer 2665 Megan Way Neenah, WI 54956	Vice President

Michael J. Haglin 100 Chapel Road, Ste. 201 Manchester, CT 06040-1625	Vice President

Katie S. Kloster	Vice President

6

Knut A. Olson 4321 North Ballard Road Appleton, WI 54919	Vice President

Park G. Jarrett III	Vice President

Timothy P. Schmidt Suite 550 Golden Valley, MN 55416-1078	Vice President

Erik J. Grinde	Assistant Vice President

David J. Kloster	Assistant Vice President

Jennifer M. Fernjack	Assistant Vice President and Compliance Registered Options Principal

Jennifer J. Pope 4321 North Ballard Road Appleton, WI 54919	Assistant Vice President and Senior Registered Options Principal

Cynthia J. Nigbur	Assistant Secretary

c) Not Applicable.

Item 31.	Location of Accounts and Records

The accounts and records of Registrant are located at the offices of the Depositor at 625 Fourth Avenue South, Minneapolis, Minnesota, 55415 and 4321 North Ballard Road, Appleton, Wisconsin, 54919.

Item 32.	Management Services

Not Applicable.

Item 33.	Fee Representation

Depositor represents that the fees and charges deducted under the contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Depositor.

7

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Pre-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Minneapolis and State of Minnesota on this 18th day of April, 2008.

Thrivent Variable Life Account I
(Registrant)

By:
Thrivent Financial for Lutherans
(Depositor)

By:	/s/ Bruce J. Nicholson
Bruce J. Nicholson
President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this amended registration statement has been signed below by the following persons in the capacities and on the dates indicated:

/s/ Bruce J. Nicholson	President and Chief Executive Officer
Bruce J. Nicholson	(Principal Executive Officer)

/s/ Randall L. Boushek	Senior Vice President and Chief Financial Officer
Randall L. Boushek	(Principal Financial Officer)

/s/ Paul B. Zastrow	Vice President and Treasurer
Paul B. Zastrow	(Principal Accounting Officer)

A majority of the Board of Directors:

Dr. Addie J. Butler	Paul W. Middeke	Dr. Albert K. Siu
James M. Hushagen	Frank H. Moeller	Allan R. Spies
F. Mark Kuhlmann	James H. Scott	Adrian M. Tocklin
Richard C. Lundell	Alice M. Richter
John P. McDaniel	Dr. Kurt M. Senske

*Heather J. Thenell, by signing her name hereto, does hereby sign this document on behalf of each of the above-named directors and officers of Thrivent Financial for Lutherans pursuant to powers of attorney duly executed by such persons.

/s/ Heather J. Thenell	April 18, 2008
Heather J. Thenell Attorney-in-Fact

8

INDEX TO EXHIBITS

The exhibits below represent only those exhibits which are newly filed with this Registration Statement. See Item 26 of Part C for exhibits not listed below.

Exhibit Number	Name of Exhibit
k	Opinion & Consent of Counsel

l	Actuarial Opinion

n	Consent of Independent Registered Public Accounting Firm